Form 10-K, Exhibit 13
period 1996-12-31
MIDWEST EXPRESS HOLDINGS INC
filed 1997-03-26
CIK 948845

[page 18]
   FIVE-YEAR FINANCIAL AND OPERATING DATA


   MIDWEST EXPRESS HOLDINGS, INC.
   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                             1996       1995       1994       1993     1992
   Statement of Income Data:
   Total operating revenues  . . . . . . .$ 304,746   $259,155   $203,592 $ 165,056 $ 133,946
   Total operating expenses  . . . . . . .  270,387    227,781    192,328   149,159   129,854
   Operating income  . . . . . . . . . . .   34,359     31,374     11,264    15,897     4,092
   Net income  . . . . . . . . . . . . . .   21,750     19,129      6,662     9,086     1,135
   Net income per share (1)  . . . . . . .     3.40       2.77       0.75
                                                                               Not applicable

   Balance Sheet Data:
   Property and equipment, net . . . . . .   70,903     55,919     57,626    56,486    58,390
   Total assets  . . . . . . . . . . . . .  129,135     92,833     95,436    80,161    76,712
   Intercompany receivable/
     (payable) (2) . . . . . . . . . . . .        0         61     17,923     3,199   (18,148)
   Long-term debt  . . . . . . . . . . . .        0          0          0         0         0
   Shareholders' equity  . . . . . . . . .$  40,341    $21,264    $37,840   $31,178  $ 22,092

   Selected Operating and
   Other Data(3):
     Midwest Express Airlines:
       Revenue passenger miles (000s)  .  1,239,966  1,150,338    972,809   785,391   661,567
       Available seat miles (000s) . . .  1,954,151  1,794,924  1,600,437 1,314,522 1,188,263
       Passenger load factor (%) . . . . .    63.5%      64.1%      60.8%     59.7%     55.7%
       Passenger yield (cents per RPM) . .     19.3       17.8       16.7      19.0      18.5
       Cost per total ASM
         (cents per mile)  . . . . . . . .     12.0       11.0       10.8      11.1      10.7
       Aircraft in service at year end   .       22         19         19        16        14
       Average aircraft utilization
         (hours per day) . . . . . . . . .      9.2        9.0        8.6       8.3       8.8
       Number of FTE employees
         at year end . . . . . . . . . . .    1,624      1,411      1,334     1,082       998

   Astral Aviation, d/b/a
   Skyway Airlines (4):
     Revenue passenger miles (000s)  . . .   71,165     66,415     43,219
     Available seat miles (000s) . . . . .  160,488    156,113    103,759
     Passenger load factor (%) . . . . . .    44.3%      42.5%      41.7%
     Passenger yield (cents per RPM) . . .     52.7       49.9       48.3
     Cost per total ASM
       (cents per mile)  . . . . . . . . .     21.6       19.4       17.9     Not applicable
     Aircraft in service at year end . . .       15         15         13
     Average aircraft utilization
       (hours per day) . . . . . . . . . .      7.8        7.9        7.9
     Number of FTE employees at
       year end  . . . . . . . . . . . . .      245        217        177

   Note:  Balance Sheet data for 1996, 1995, 1994 and 1993 is audited; 1992 is unaudited.

   (1)  Net income per share data is presented on a pro forma basis for 1995 and 1994 results.

   (2)  Reflects amounts receivable from or payable to Kimberly-Clark in connection with the Company's participation in Kimberly-
        Clark's cash management program prior to the Company's initial public offering.

   (3)  Revenue passenger miles, available seat miles, passenger load factor and passenger yield are for scheduled service operations.  The other statistics include charter operations.

   (4)  Because Astral began service in February 1994, results for 1994 reflect less than a full year of operations.  Before
        Astral commenced operations, Mesa Airlines, Inc. ("Mesa"), pursuant to a code sharing agreement with Midwest Express, operated commuter routes similar to those that Astral now operates.  Because Mesa is not affiliated with the Company, information relating to Mesa's results of operations for these routes is not shown.


   [pages 19-22]

   MANAGEMENT'S DISCUSSION AND ANALYSIS
   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Results of Operations

   1996 Overview

   1996 operating income for Midwest Express Holdings, Inc. ("Company") was $34.4 million, an increase of $3.0 million over 1995. Net income in 1996 increased by $2.6 million to $21.8 million. The favorable change in financial results was primarily caused by improved industry conditions, improved profitability from the Omaha base of operation of Midwest Express Airlines, Inc. ("Midwest Express") and better results from the Company's charter and credit card programs.

   The airline industry experienced an improved pricing environment during 1996 due to several factors. First, from January through August the 10% excise tax on passenger tickets was temporarily discontinued; this enabled the industry to implement price increases that likely would not have resulted had the tax been maintained. Second, there was limited growth in domestic capacity in 1996 and demand for air travel continued to increase. These factors created a strong demand/pricing environment in 1996 within the industry and at the Company. Midwest Express' revenue yield increased from 17.8 cents in 1995 to 19.3 cents in 1996, or 8.1%, and revenue yield for Astral Aviation, Inc. ("Skyway") increased 5.6%.

   Midwest Express' Omaha base of operations contributed approximately $3.0 million more in operating income during 1996 than in 1995. Improvements in both revenue yield and load factor were attained. The Omaha operation achieved a passenger load factor of 57.5% and a revenue yield of 14.9 cents in 1996. This compares favorably to 1995, when the Omaha operation achieved a load factor of 53.7% and revenue yield of 13.8 cents.

   Midwest Express' credit card and charter programs also favorably impacted financial results in 1996. The credit card program, which was implemented in October 1995, generated $4.1 million more revenue in 1996 than in 1995. In addition, Midwest Express dedicated one aircraft to charter programs beginning in the second quarter, resulting in charter revenue increasing $2.2 million in 1996.

   Negatively impacting operating income was an 18.7% increase in operating expenses. Significant increases occurred in labor, fuel and maintenance, which are explained in the subsequent section.

   The following table provides operating revenues and expenses for the Company expressed as cents per total available seat mile ("ASM"), including charter operations, and as a percentage of total operating revenues for 1996, 1995 and 1994:



                                                    1996                  1995                    1994

                                               Per                    Per                   Per
                                              Total                  Total                 Total
                                               ASM         %          ASM       %           ASM           %

     Passenger service  . . . . . . . ..     12.81       90.8%      12.03     92.0%        10.59        90.2%
     Cargo . . . . . . . . . . . . . . .       .52        3.7%        .53      4.0%          .51         4.4%
     Other . . . . . . . . . . . . . . .       .77        5.5%        .52      4.0%          .63         5.4%
   Total operating revenues  . . . . . .     14.10      100.0%      13.08    100.0%        11.73       100.0%
                                             ------    -------    -------   -------      -------      -------
   Operating expenses:
     Salaries, wages and
       benefits  . . . . . . . . . . . .      3.61       25.6%       3.18     24.3%         3.07        26.2%
     Aircraft fuel and oil . . . . . . .      2.19       15.5%       1.78     13.6%         1.77        15.1%
     Commissions . . . . . . . . . . . .      1.31        9.3%       1.26      9.6%         1.09         9.3%
     Dining services . . . . . . . . . .      0.70        4.9%       0.75      5.7%         0.76         6.5%
     Station rental/landing/
       other fees  . . . . . . . . . . .      1.00        7.1%       0.98      7.5%         0.97         8.3%
     Aircraft maintenance
       materials/repairs . . . . . . . .      0.99        7.0%       0.88      6.7%         0.80         6.9%
     Depreciation and amortization . . .      0.35        2.5%       0.38      2.9%         0.40         3.4%
     Aircraft rentals  . . . . . . . . .      0.74        5.3%       0.75      5.8%         0.76         6.4%
     Other . . . . . . . . . . . . . . .      1.62       11.5%       1.54     11.8%         1.46        12.4%
                                           -------     -------    -------   -------      -------      -------
   Total operating expenses  . . . . . .     12.51       88.7%      11.50     87.9%        11.08        94.5%
                                           =======     =======    =======   =======      =======      =======
   Total ASMs (millions) . . . . . . . .   2,160.9                1,982.1                1,735.4

   Note: Numbers in this table cannot be recalculated due to rounding.


     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

   Operating Revenues

   The Company's operating revenues totalled $304.7 million in 1996, a $45.6 million, or 17.6%, increase over 1995. Passenger revenues accounted for 90.8% of total revenues and increased $38.4 million, or 16.1%, from 1995 to $276.8 million. The increase was attributable to a 7.8% increase in passenger volume, as measured by revenue passenger miles, and a 7.7% increase in revenue yield.

   Midwest Express passenger revenue increased $34.0 million to $239.3 million, or 16.6%, from 1995. This increase was caused by a 6.0% increase in origin and destination passengers and an 8.1% increase in revenue yield. Midwest Express' capacity, as measured by scheduled service ASMs, increased 8.9%. The increase in capacity is primarily due to the addition of two aircraft to scheduled service during May and September 1996, partly offset by flight cancellations caused by poor weather in the second quarter. Load factor decreased from 64.1% in 1995 to 63.5% in 1996. Revenue yield increased primarily because of an improved competitive environment, most importantly the discontinuation of Continental Airlines "Lite" product in the second quarter 1995. Revenue yield also increased due to the temporary elimination of the 10% excise tax on tickets (January through August 1996) and improved pricing throughout the industry. Yield gains were broad-based, with almost every market realizing improvement.

   Skyway passenger revenue increased by $4.4 million to $37.5 million, or 13.2%, in 1996. This increase was caused by a 4.9% increase in origin and destination passengers, a 5.6% increase in revenue yield and a 4.9% increase in average passenger trip length. The volume increase was attributable to two aircraft that were placed in service in the second quarter of 1995 and to an increase in load factor, from 42.5% in 1995 to 44.3% in 1996.

   Mail and cargo revenue increased $.9 million, or 8.4%, in 1996. This increase was due to the aircraft added to scheduled service in May and September 1996.

   Revenue from other services increased $6.3 million, or 61.6%, in 1996. The Midwest Express MasterCard program, initiated in October 1995, generated an additional $4.1 million in revenue during 1996. Charter services revenue increased $2.2 million, reflecting the addition of a dedicated charter aircraft again in the second quarter 1996 after not having a dedicated charter aircraft since the second quarter 1995. Revenue from other Frequent Flyer agreements increased $.3 million. The revenue increase was partly offset by $1.1 million less revenue from maintenance contract services, as the maintenance function was more fully utilized to maintain Midwest Express aircraft in 1996 and completed fewer services for other airlines.

   Operating Expenses

   1996 operating expenses increased $42.6 million, or 18.7%, from 1995, primarily due to higher fuel prices, higher labor rates, Midwest Express' profit sharing plans, added costs of being a public company, pre-operating costs associated with recently acquired aircraft, and the service expansions in May and September 1996. On a cost per total ASM basis, Midwest Express' operating expenses increased 8.8%, from 11.00 cents in 1995 to 11.97 cents in 1996. Cost per total ASM at Skyway increased
   11.4% from 19.38 cents to 21.59 cents.

   Salaries, wages and benefits increased $15.1 million, or 23.9%, from 1995. On a cost per total ASM basis, these costs increased from 3.18 cents in 1995 to 3.61 cents, or 13.5%, in 1996. Approximately $5.5 million of the labor cost change was due to increased labor rates. Most of this change was due to an adjustment in pay scales for pilots and other operations employees. Salaries, wages and benefits increased $5.2 million because of accruals for Midwest Express' profit sharing plans that were implemented on January 1, 1996. The profit sharing plans, which benefit substantially all Midwest Express employees, were based entirely on achieving certain levels of profitability and were paid in February 1997. Benefit costs increased by $2.1 million at the Company in 1996, and were 24.3% of salaries and wages in 1996 and 25.5% in 1995. The remainder of the change in labor costs was primarily due to an increase in the number of employees required due to expanded service and administrative requirements.

   Aircraft fuel and oil and associated taxes increased $12.1 million, or 34.3%, from 1995. Into-plane fuel prices increased 23.7% in 1996, averaging 77.2 cents per gallon in 1996 and 62.4 cents in 1995. The Company experienced continued high fuel costs in January 1997, averaging
   83.6 cents per gallon. Fuel consumption increased 8.6% because Midwest Express operated 5.9% more flight segments, primarily caused by the service expansions in May and September 1996.

   Commissions increased by $3.4 million, or 13.8%, due to increased passenger revenue. Of the increase, $2.6 million related to increased travel agency commissions and $.8 million to increased credit card fees. Commissions as a percent of passenger revenue decreased from 10.4% in 1995 to 10.2% in 1996.

   Dining services costs were almost identical in 1996 and 1995 despite volume increases. Total dining services costs (including food, beverages, linen, catering equipment and supplies) decreased from $11.45 per Midwest Express passenger in 1995 to $10.95 in 1996. The decrease was primarily due to a reduction in costs following the negotiation of a long-term contract with the primary food caterer for Midwest Express. Reduced pricing was effective January 1, 1996. The reduction in the cost per passenger was offset by increased passenger volume.

   Station rental, landing and other fees increased by $2.2 million, or 11.3%, in 1996. Airport costs at Midwest Express increased $2.1 million a result of a 5.9% increase in flight segments.

   Aircraft maintenance, materials and repairs increased by $4.0 million, or 22.8%, from 1995. Midwest Express maintenance costs increased by $2.9 million, or 19.6%, and Skyway maintenance costs increased $1.1 million, or 37.4%. The increased costs at Midwest Express were caused by 10.5% more aircraft flight hours and an increase in aircraft component and unscheduled engine repair costs. In addition, Midwest Express completed major airframe maintenance (D-checks) on several aircraft sooner than previously planned to facilitate aircraft maintenance and refurbishment scheduling. Maintenance accruals were increased to reflect this change. Increased costs at Skyway were caused by a 3.9% increase in flight hours, the expiration of warranties on most aircraft and higher component repair costs.

   Depreciation and amortization increased by $.1 million in 1996, primarily as a result of the depreciation associated with capital spending and the decision to exercise purchase options on two leased jet aircraft in October 1996, offset by two jet aircraft becoming fully depreciated during the year.

   Aircraft rental costs increased $1.1 million, or 7.4%, in 1996. The increase is primarily attributable to the addition of more aircraft to the fleet (Midwest Express leased three additional aircraft in 1996 and Skyway added two aircraft in May 1995), offset by the decision to exercise purchase options on two leased jet aircraft in October 1996.

   Other operating expenses increased by $4.5 million, or 14.6%, from 1995. Other operating expenses consist primarily of advertising and promotion, property and liability insurance, property taxes, reservation fees, administration and other items. Professional, legal and financial services increased $1.4 million in 1996 due to the costs associated with being a stand-alone public company for the full year; travel expenses increased $.7 million because of more crew rooms required due to flight schedule changes; charter costs increased $.4 million due to increased charter volume; insurance costs increased $.4 million due to the increased number of aircraft and passengers; reservation booking fees increased $.3 million due to higher passenger volumes; and corporate communications costs increased $.3 million due to 1996 being the Company's first full year as a public company. The increased costs were partly offset by a decrease in advertising and promotional expenditures of $.5 million.
   Other operating expenses on a cost per total ASM basis increased 5.2% from
   1.54 cents in 1995 to 1.62 cents in 1996.

   Interest Income/Interest Expense

   Interest income in 1995 relates to an intercompany cash management program the Company had with Kimberly-Clark Corporation ("Kimberly-Clark") prior to the Company's initial public offering ("Offering") in September 1995. Market rates of interest were earned on the amount of cash the Company had advanced to Kimberly-Clark. Interest income in 1996 reflects interest income on the Company's cash and cash equivalents.

   Other Income and Expense

   Other expenses in 1996 primarily reflected the costs of the secondary public offering completed in the second quarter. Other expenses in 1995 include an employee stock grant of $.9 million and costs associated with the Offering of $.7 million.

   Provision for Income Taxes

   Income tax expense in 1996 was $13.5 million, an increase of $1.1 million from 1995. The effective tax rates for 1996 and 1995 were 38.3% and 39.3%, respectively. The higher tax rate in 1995 was generally attributable to costs of the Offering that are not deductible for income tax purposes. For purposes of calculating the Company's income tax expense and effective tax rate for periods after the Offering, the Company treats amounts payable to an affiliate of Kimberly-Clark under a tax allocation and separation agreement entered into in connection with the Offering as if payable to taxing authorities.

   Net Income

   Net income increased by $2.6 million, or 13.7%, in 1996. The net income margin decreased to 7.1% in 1996 from 7.4% in 1995.

     Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

   Operating Revenues

   The Company's operating revenues totalled $259.2 million in 1995, a $55.6 million, or 27.3%, increase over 1994. Passenger revenues accounted for 92.0% of total revenues and increased $54.7 million, or 29.8%, from 1994 to $238.4 million. The increase was attributable to a 19.8% increase in volume, as measured by revenue passenger miles, and an 8.4% increase in revenue yield.

   Midwest Express passenger revenue increased by $42.4 million, or 26.0%, from 1994 to $205.3 million. This increase was caused by a 19.3% increase in origin and destination passengers and a 6.6% increase in revenue yield. The Omaha base of operations, which was initiated in May 1994, accounted for $15.0 million of the increase in passenger revenues and 8.5% of the increase in passengers. Midwest Express' capacity, as measured by ASMs, increased 12.2%, primarily because of the full year of operations of the three aircraft added in 1994 to initiate Omaha service. Load factor increased from 60.8% in 1994 to 64.1% in 1995, and revenue yield increased from 16.7 cents in 1994 to 17.8 cents in 1995. The improvements in load factor and revenue yield were attributable to a reduction in competition in several markets and improved industry conditions, most importantly, the discontinuation of Continental Airlines ''Lite'' product.

   Skyway passenger revenue increased in 1995 by $12.3 million, or 59.0%, to $33.1 million. This operation began as a wholly owned subsidiary in February 1994 and had an average of 9.8 aircraft in service during 1994. In 1995, Skyway had an average of 14.3 aircraft in service, including two aircraft acquired in the second quarter 1995. Skyway carried 43.3% more passengers in 1995 and achieved a 3.4% increase in revenue yield. Load factor increased from 41.7% in 1994 to 42.5% in 1995.

   Mail and cargo revenue increased $1.6 million in 1995, or 17.6%. Of this increase, $1.2 million was due to the Omaha operation.

   Revenue from other services decreased $.7 million, or 6.1%, in 1995.
   Other revenue activities include charter sales, airport handling and contract maintenance sales to other airlines, transportation service charges, Frequent Flyer programs and other items. Revenue decreased in 1995 because a corporate shuttle program, which generated $1.4 million in 1994, was discontinued in September 1994. In addition, charter sales decreased due to the temporary discontinuation of a dedicated charter aircraft in 1995, and ground handling services revenue decreased due to the loss of a customer who suspended flight operations. Additional revenue was realized from an increase in contract maintenance services, Frequent Flyer programs, ticket exchange administrative fees and the Midwest Express co-branded credit card program that was initiated in October 1995.

   Operating Expenses

   1995 operating expenses increased $35.5 million, or 18.4%, from 1994. Of this increase, $22.8 million was due to 1995 being the first full year of Skyway and Omaha operations. In addition, the higher costs were due to increased passenger volumes from Midwest Express' Milwaukee operation. On a cost per total ASM basis, Midwest Express operating expenses increased 2.1% to 11.00 cents in 1995 from 10.77 cents in 1994. Costs per total
   ASM at Skyway increased 8.4% to 19.38 cents from 17.87 cents. The main reason for the cost increase at Skyway was that aircraft were owned in 1994 prior to a sale/leaseback transaction in June 1994. Accordingly, Skyway did not incur any rental costs on its aircraft during the first half of 1994.

   Salaries, wages and benefits increased $9.6 million, or 18.1%, from 1994. On a cost per total ASM basis, these costs increased from 3.07 cents in 1994 to 3.18 cents in 1995, or 3.6%. Increases in salary and wage rates accounted for $2.6 million of the change in the Company's labor costs. Benefit costs increased by $2.4 million at the Company in 1995,
   and were 25.5% of salaries and wages in 1995 and 24.5% in 1994.   The
   remainder of the change in labor costs was due to an increase in the number of employees required due to increased passenger volume and adminstrative requirements.

   Aircraft fuel and oil and associated taxes and fueling charges increased $4.5 million, or 14.7%, from 1994. Fuel consumption increased by 14.1% because Midwest Express operated 12.8% more flight segments in 1995 over 1994 and Skyway operated 34.8% more flight segments. Into-plane fuel prices increased .6% in 1995, averaging 62.0 cents per gallon in 1994 and 62.4 cents per gallon in 1995.

   Commissions increased by $6.0 million, or 31.5%, because of increased passenger revenue. Of this increase, $4.4 million related to increased travel agency commissions and $1.6 million to increased credit card fees. Commissions as a percentage of passenger revenue increased from 10.3% in 1994 to 10.4% in 1995.

   Dining services costs increased $1.7 million, or 12.5%, due to increased Midwest Express passenger volume. Total dining services costs (food, beverages, linen, catering equipment and supplies) per Midwest Express revenue passenger decreased from $12.15 in 1994 to $11.45 in 1995. This decrease was partly due to increased passenger load factors, which reduced the fixed component cost per passenger of dining services costs, and increased passenger volume on lower-cost snack flights.

   Station rental, landing and other fees increased by $2.5 million, or 15.0% in 1995. Airport costs at Midwest Express increased $1.6 million, a result of approximately $.4 million of higher costs at the new Denver airport, $.4 million at the Toronto station where Midwest Express began jet service in May 1995, and $.4 million at the Omaha station, which was operated during all of 1995 and only eight months in 1994. At Skyway, these costs increased $.9 million due to a 34.8% increase in flight segments in 1995.

   Aircraft maintenance materials and repairs increased by $3.4 million, or 24.5%, from 1994. Midwest Express maintenance costs increased by $2.5 million, or 21.5%, and Skyway maintenance costs increased $.9 million, or 41.7%. The increased costs were primarily the result of the increases in aircraft operated and flight segments; Midwest Express had 12.8% more scheduled service flights in 1995 and Skyway had 34.8% more flights. In addition, Midwest Express increased certain accrual rates for future major engine overhauls and incurred higher non-routine engine maintenance costs in 1995. On a cost per total ASM basis, maintenance materials and repairs increased 10.0%, from .80 cents in 1994 to .88 cents in 1995.

   Depreciation and amortization increased by $.6 million in 1995, primarily the result of the depreciation associated with aircraft hush kits installed in 1994 and a full year's depreciation on the assets acquired in 1994 to support the start-up of the Omaha and Skyway operations.

   Aircraft rental costs increased $1.8 million, or 13.9%, in 1995. Skyway aircraft lease costs increased $3.0 million because of two additional aircraft acquired in 1995 and the use of the other 13 aircraft for the entire year. Skyway had an average of 9.8 aircraft in service in 1994 versus 14.3 in 1995. In addition, a sales/leaseback transaction was executed in June 1994 following the phased-in acquisition of the first 12 Beechcraft aircraft. Accordingly, Skyway did not incur any rental costs on its aircraft during the first half of 1994. Midwest Express' aircraft rental costs decreased by $1.2 million in 1995 due to a reduction in the lease cost for two MD-88 aircraft, which became effective in March 1995, and a non-recurring cost in 1994 of $.9 million associated with leasing turboprop aircraft to temporarily support the Skyway operation. These cost reductions were partially offset by a full year of rental expense in 1995 for the three aircraft placed in service in the second quarter 1994 for the Omaha operation.

   Other operating expenses increased by $5.3 million, or 20.9%, from 1994. Other operating expenses consist primarily of advertising and promotion, property and liability insurance, property taxes, reservation fees, administration and other items. Reservation booking fees increased $.8 million in 1995 due to higher passenger volumes and booking fee rates; insurance costs increased $.7 million due to the increased number of aircraft and passengers and higher insurance rates; property taxes increased $.6 million primarily due to the increase in the number of Skyway aircraft; advertising costs increased $.5 million due to an emphasis on increasing product awareness in Omaha; and telecommunications costs increased $.3 million due to higher passenger volumes and reservations. Other operating expenses on a cost per total ASM basis increased 5.5% from 1.46 cents in 1994 to 1.54 cents in 1995.

   Interest Income/Interest Expense

   The net increase in interest income and expense of $2.1 million relates to an intercompany cash management program the Company had with Kimberly-Clark prior to the Offering. Market interest rates were earned on the amount of cash the Company had advanced to Kimberly-Clark. Subsequent to the Offering, the Company earned $.2 million in interest income and had no interest expense.

   Other Income and Expense

   Two non-recurring items were incurred in the third quarter 1995: an employee stock grant that cost $.9 million and costs associated with the Offering, including legal fees, external audit fees and document printing costs that totalled $.6 million.

   Provision for Income Taxes

   The provision for income taxes increased $8.2 million in 1995. The effective tax rates in 1995 and 1994 were 39.3% and 38.5%, respectively. The higher tax rate in 1995 was generally attributable to costs of the Offering that are not deductible for income tax purposes.

   Net Income

   Net income increased by $12.5 million in 1995, or 187.1%. The net income margin increased to 7.4% in 1995, versus 3.3% in 1994.

   [page 23]

                         Liquidity and Capital Resources

   The Company's cash and cash equivalents totalled $27.6 million at December 31, 1996, compared to $14.6 million at December 31, 1995. Net cash provided by operating activities totalled $45.0 million during 1996. Net cash used in investing activities totalled $112.5 million, primarily due to aircraft acquisitions and related modifications in 1996 of $86.8 million that were financed by or intended to be financed by sale and leaseback transactions and due to capital expenditures of $25.6 million. Net cash provided by financing activities totalled $80.4 million, primarily due to proceeds from sale and leaseback transactions of $83.9 million offset by the purchase of treasury stock totalling $2.8 million.

   The Company had a working capital deficit of $5.8 million as of December 31, 1996, versus a $9.8 million deficit on December 31, 1995. The working capital deficit is due to the Company's air traffic liability (advance bookings, whereby passengers have purchased tickets for future flights), accrued scheduled maintenance expense and accrued lease payments. Because of these items, the Company expects to operate periodically with a working capital deficit, which is not unusual for the industry.

   The Company has no debt, other than its lease commitments. As of December 31, 1996, the Company's two credit facilities, a $35.0 million revolving bank credit facility and a $20.0 million secondary revolving credit facility with Kimberly-Clark, have not been used, except for letters of credit totalling approximately $7.7 million that reduce the amount of available credit. The letters of credit are used to secure certain reserve amounts for stipulated airframe and engine maintenance performed on Midwest Express' MD-88 and for various other purposes. The Company is in the process of increasing its revolving bank credit facility by $20.0 million.

   The Company expects to incur capital expenditures of approximately $13.2 million in 1997. The majority of the spending, $9.5 million, relates to aircraft maintenance projects and includes several capitalized airframe and engine overhauls, interior aircraft noise reduction kits and DC-9 capitalized spare parts. The Company also anticipates capital expenditures in 1997 for ground equipment and airport modifications to support planned growth, and computer equipment to automate and improve processes throughout the organization. Future aircraft acquisition costs, including noise hush kits and aircraft refurbishment, are not included in the $13.2 million capital spending forecast for 1997, because it is expected that these costs will be financed by operating leases.

   Aircraft acquisitions and modifications financed by or intended to be financed by sale and leaseback transactions totalled $86.8 million during 1996. During 1996, the Company secured operating lease financing on the acquisition and related modifications of five DC-9-30 aircraft and refinanced 15 19-seat aircraft under sale and leaseback transactions totalling $83.9 million. During 1997, the Company intends to finalize sale and leaseback transactions on two DC-9-30 aircraft acquired during 1996, in which case the Company will be reimbursed for approximately $9.0 million of related aircraft acquisition and modification costs incurred during 1996.

   Leases relating to three Midwest Express jet aircraft are guaranteed by Kimberly-Clark. The Company pays Kimberly-Clark a guarantee fee equal to 1.25% annually of the outstanding lease commitments. Kimberly-Clark will continue to guarantee the leases for the three jet aircraft until the expiration of their initial lease terms. None of these jet aircraft leases expires before 2001. Aircraft lease guarantee fees in 1997 will be approximately $.1 million.

   In December 1995, the Company announced a $5.0 million share repurchase program to be executed from time to time in the open market or in privately-negotiated transactions. During 1996, the Company repurchased 103,700 shares at a cost of $2.8 million.

   The Company believes that existing cash and cash equivalents, cash flow from operations, funds available from credit facilities and available long-term financing for the acquisition of jet and turboprop aircraft will be adequate to meet its current and anticipated working capital and capital expenditures.

                              Pending Developments

   New Aircraft - Four DC-9 aircraft acquired during 1996 will be placed into service during 1997 after maintenance inspection and modification, hush kit installation and complete interior refurbishment The first aircraft will be used to initiate service between Milwaukee and Orlando on March 10, 1997. The Company has not announced how it will utilize the other aircraft. Midwest Express entered into operating leases on two of the four aircraft in December 1996, and is currently evaluating financing alternatives on the remaining two aircraft.

   Labor Relations - In July 1995, Skyway pilots elected the Air Line Pilots Association ("ALPA") as the labor union representing them for collective bargaining purposes. Currently, the Company and ALPA have commenced negotiations and are in the process of mediation by the National Mediation Board.

   Air Safety Commission - During 1996, the White House Commission on Aviation Safety and Security ("Commission") was formed to recommend aviation safety measures for the airline industry. The Commission has issued a summary of draft recommendations that include more detailed inspections of aging aircraft, new airline fees for upgrading air traffic control and several security-related items. The Company believes these recommendations, once instituted, will result in increased operating costs, the effect of which can not be estimated at this time.

   Sales Taxes - During 1996, the Wisconsin Department of Revenue asserted that Wisconsin sales taxes should be paid in connection with Midwest Express' purchase of meals from its food caterer. While Midwest Express does not believe any such sales tax is payable, if the Department of Revenue successfully asserts its position, then Midwest Express would be liable for back taxes and associated interest in the amount of approximately $.6 million, and Midwest Express would have to pay approximately $.3 million in additional sales taxes annually in the future.

   Excise tax - On January 1, 1997, the 10% excise tax on passenger travel expired. This tax will likely be reinstated some time in 1997. This same excise tax was temporarily suspended from January to August 1996. The Company is unable to estimate the impact that the suspended 10% excise tax will have on industry fares or passenger travel demand.

   [page 24]
                              REPORT OF MANAGEMENT

   To the Shareholders of Midwest Express Holdings, Inc.:

   The management of Midwest Express Holdings, Inc. is responsible for the preparation, content, integrity and objectivity of the financial statements and other information contained in this annual report. The financial statements were prepared using generally accepted accounting principles, applied on a consistent basis. The statements have been audited by Deloitte & Touche LLP, independent auditors, whose report appears on the next page.

   The Company maintains a system of internal controls that is supported by written policies and procedures and is monitored by management and the
   internal audit function.   Although all internal control systems have
   inherent limitations, including the possibility of circumvention and overriding controls, management believes the Company's internal control system provides reasonable assurance as to the integrity and reliability of the financial statements and that its assets are safeguarded against
   unauthorized acquisition, use or disposition.   Appropriate actions are
   taken by management to correct deficiencies as they are identified.

   The Audit Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically with the Company's management and internal audit function and with its independent auditors to review auditing, internal control and financial reporting matters.

   Based on its assessment of internal control as of December 31, 1996, management believes its system of internal control over the preparation of financial statements and the safeguarding of assets is effective.


   /s/ Timothy E. Hoeksema
   Timothy E. Hoeksema
   Chairman of the Board, President and Chief Executive Officer


   /s/ Robert S. Bahlman
   Robert S. Bahlman
   Vice President, Chief Financial Officer and Treasurer

   [page 25]
   INDEPENDENT AUDITORS' REPORT

   To the Shareholders and Board of Directors of Midwest Express Holdings,
   Inc.:

      We have audited the accompanying consolidated balance sheets of Midwest Express Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Midwest Express Holdings, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



   DELOITTE & TOUCHE LLP
   Milwaukee, Wisconsin
   January 31, 1997

   [pages 26-35]
   CONSOLIDATED STATEMENTS OF INCOME

   MIDWEST EXPRESS HOLDINGS, INC.
   YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     1996           1995          1994
   Operating revenues:

     Passenger service . . . . .    276,792       $238,422    $183,747
     Cargo . . . . . . . . . . .     11,316         10,440       8,880
     Other . . . . . . . . . . .
                                     16,638         10,293      10,965
                                   --------       --------     --------
       Total operating revenues     304,746        259,155     203,592
                                   --------       --------     --------
   Operating expenses:

     Salaries, wages and
       benefits  . . . . . . . .     78,015         62,964       53,319
     Aircraft fuel and oil . . .     47,274         35,212       30,692
     Commissions . . . . . . . .     28,310         24,878       18,923
     Dining services . . . . . .     15,078         14,882       13,231
     Station rental, landing
       and other fees  . . . . .     21,652         19,451       16,904
     Aircraft maintenance
       materials and repairs . .     21,316         17,356       13,945
     Depreciation and
       amortization  . . . . . .      7,663          7,515        6,900
     Aircraft rentals  . . . . .     16,054         14,954       13,131
     Other . . . . . . . . . . .     35,025         30,569       25,283
                                   --------       --------     --------
       Total operating
         expenses . . . . . . .     270,387        227,781      192,328
                                   --------       --------     --------
     Operating income  . . . . .     34,359         31,374       11,264
                                   --------       --------     --------
   Other income (expense):
     Interest income . . . . . .      1,084          1,695          195
     Interest expense  . . . . .          -            (36)        (631)
     Other income (expense),
       net. . . . . . . . . . .        (211)        (1,507)          10
                                   --------       --------    ---------
       Total other income
         (expense) . . . . . . .        873            152         (426)
                                   --------       --------    ---------
   Income before income taxes  .     35,232         31,526       10,838
   Provision for income taxes. .     13,482         12,397        4,176
                                   --------       --------    ---------
   Net income  . . . . . . . . .  $  21,750      $  19,129    $   6,662
                                   ========       ========    =========
   Net income per share  . . . .  $    3.40     $   2.77(1)  $   0.75(1)
                                   ========       ========    =========

   (1) Pro forma

   See notes to consolidated financial statements.

   CONSOLIDATED BALANCE SHEETS

   MIDWEST EXPRESS HOLDINGS, INC.
   DECEMBER 31, 1996 AND 1995
   (DOLLARS IN THOUSANDS)

                                                1996           1995

                                     ASSETS
   Current assets:
     Cash and cash equivalents . . . . . .    $27,589        $14,626
     Accounts receivable:
       Traffic, less allowance for
         doubtful accounts of $207
         in 1996 and $307 in 1995  . . . .      4,639          5,229
       Other receivables . . . . . . . . .        592            485
                                              -------        -------
         Total accounts receivable . . . .      5,231          5,714
     Inventories . . . . . . . . . . . . .      3,122          2,726
     Prepaid expenses:
       Commissions . . . . . . . . . . . .      1,364          1,996
       Other . . . . . . . . . . . . . . .      2,883          1,536
                                              -------        -------
         Total prepaid expenses  . . . . .      4,247          3,532
     Aircraft and modifications
       intended to be financed by
       sale and leaseback transactions . .      9,046          1,235
     Deferred income taxes . . . . . . . .      3,334          3,253
                                              -------        -------
         Total current assets  . . . . . .     52,569         31,086
                                              -------        -------
   Property and equipment, net . . . . . .     70,903         55,919
   Landing slots and leasehold rights,
     less accumulated amortization of
     $1,522 in 1996 and $1,194 in 1995 . .      5,228          5,556
   Other assets  . . . . . . . . . . . . .        435            272
                                              -------        -------
   Total assets  . . . . . . . . . . . . .   $129,135        $92,833
                                              =======        =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities:
     Accounts payable  . . . . . . . . . .   $  3,684       $  3,687
     Income taxes payable  . . . . . . . .          -          1,381
     Air traffic liability . . . . . . . .     22,043         17,250
     Accrued liabilities:
       Scheduled maintenance expense . . .      5,961          4,253
     Accrued profit sharing plans  . . . .      5,345            134
     Vacation pay  . . . . . . . . . . . .      2,957          2,628
     Frequent Flyer awards . . . . . . . .      2,869          2,064
     Other . . . . . . . . . . . . . . . .     15,504          9,530
                                              -------        -------
         Total current liabilities . . . .     58,363         40,927
                                              =======        =======
   Deferred income taxes . . . . . . . . .      9,894         13,731
   Noncurrent scheduled maintenance
     expense . . . . . . . . . . . . . . .      7,771         10,483
   Accrued pension and other
     postretirement benefits . . . . . . .      6,138          3,748
   Other noncurrent liabilities  . . . . .      6,628          2,680
                                              -------        -------
   Total liabilities . . . . . . . . . . .     88,794         71,569
                                              =======        =======

   Shareholders' equity:
     Preferred stock, without par value,
       5,000,000 shares authorized,
       no shares issued or outstanding . .          -              -
     Common stock, $.01 par value,
       25,000,000 shares authorized,
       6,428,571 shares issued . . . . . .         64             64
     Additional paid-in capital  . . . . .      9,545          9,546
     Treasury stock, 99,039 shares
       at cost . . . . . . . . . . . . . .     (2,672)             -
     Retained earnings . . . . . . . . . .     33,404         11,654
                                              -------        -------
         Total shareholders' equity  . . .     40,341         21,264
                                              -------        -------
         Total liabilities and
         shareholders' equity  . . . . . .   $129,135        $92,833
                                              =======        =======

   See notes to consolidated financial statements.

   CONSOLIDATED STATEMENTS OF CASH FLOWS

   MIDWEST EXPRESS HOLDINGS, INC.
   YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
   (DOLLARS IN THOUSANDS)

                                            1996          1995        1994

   Operating activities:
     Net income  . . . . . . . . . .      $ 21,750      $ 19,129     $ 6,662
     Items not involving the
       use of cash:
         Depreciation and
           amortization  . . . . . .         7,663         7,515       6,900
         Deferred income taxes . . .        (3,918)        2,177       1,116
         Other . . . . . . . . . . .         3,245         2,212       2,195
     Changes in operating assets
       and liabilities:
         Accounts receivable . . . .           483         1,427       1,016
         Inventories . . . . . . . .          (396)         (633)        465
         Prepaid expenses  . . . . .          (715)         (428)        (81)
         Accounts payable  . . . . .            (3)       (1,285)        598
         Income taxes payable  . . .        (1,381)       (1,679)     (1,338)
         Accrued liabilities . . . .        13,520         4,144       3,135
         Air traffic liability . . .         4,793         3,433       1,155
                                          --------      --------    --------
     Net cash provided by
       operating activities  . . . .        45,041        36,012      21,823
                                          --------      --------    --------
   Investing activities:
     Capital expenditures  . . . . .       (25,607)       (7,980)     (9,862)
     Aircraft acquisitions and
       modifications financed
       by or intended to be
       financed by sale and
       leaseback transactions  . . .       (86,771)      (16,558)    (64,828)
     Proceeds from sale of
       property and equipment  . . .            22           327          49
     Other . . . . . . . . . . . . .          (151)         (284)     (2,122)
                                          --------      --------    --------
   Net cash used in investing
       activities  . . . . . . . . .      (112,507)      (24,495)    (76,763)
                                          --------      --------    --------
   Financing activities:
     Proceeds from sale and
       leaseback transactions  . . .        83,895        15,323      66,109
       Purchase of treasury
         stock . . . . . . . . . . .        (2,790)           -           -
     Net decrease (increase)
       in advances to Kimberly-
       Clark . . . . . . . . . . . .             -        19,988     (14,736)
     Dividends to Kimberly-
       Clark . . . . . . . . . . . .             -       (35,705)         -
     Other . . . . . . . . . . . . .          (676)        3,503       3,567
                                         ---------     ---------   ---------
     Net cash provided by
       (used in) financing
       activities  . . . . . . . . .        80,429         3,109     (54,940)
                                         ---------     ---------   ---------
   Net increase in cash and
     cash equivalents  . . . . . . .        12,963        14,626          -
   Cash and cash equivalents,
     beginning of year . . . . . . .        14,626            -           -
                                         ---------     ---------    --------
   Cash and cash equivalents,
     end of year . . . . . . . . . .     $  27,589      $ 14,626  $       -

                                         =========     =========    ========
   Supplemental cash flow
     information:
       Cash paid for:
         Income taxes - net
           of refunds  . . . . . . .     $19,776*       $ 11,899    $  4,191

   Supplemental schedule of
     non-cash financing
     activities:
       Transfer of assets and
       liabilities from
       Kimberly-Clark:
         Accrued pension and
           other postretirement
           benefits  . . . . . . . .      $     -      $   3,597   $      -
         Deferred income taxes . . .            -         (1,471)         -
                                          --------      --------    --------
         Increase in advances to
           Kimberly-Clark-net  . . .      $      -     $   2,126  $       -
                                          ========      ========    ========

   * Included in 1996 taxes paid is $9,243 paid to Kimberly-Clark in accordance with the Tax Agreement.

   See notes to consolidated financial statements.

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

   MIDWEST EXPRESS HOLDINGS, INC.

   YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
   (DOLLARS IN THOUSANDS)

                                              Common Stock          Additional                                     Total
                                          $.01 par     No par        Paid-in     Treasury         Retained     Shareholders'
                                            value       value        Capital       Stock          Earnings        Equity
   Balances at January 1, 1994 . . .      $   -      $  9,610     $      -    $        -         $ 21,568       $  31,178
      Net income . . . . . . . . . .          -             -            -             -            6,662           6,662
                                          -------    --------      ---------    ---------       ---------       ---------
   Balances at December 31, 1994 . .          -         9,610            -             -           28,230          37,840
      Net income . . . . . . . . . .          -             -            -             -           19,129          19,129
      Dividends to Kimberly-Clark  .          -             -            -             -          (35,705)        (35,705)
      Issuance and transfer of
        common stock . . . . . . . .         64        (9,610)       9,546             -               -               -

   Balances at December 31, 1995 . .         64            -         9,546             -           11,654          21,264
      Net income . . . . . . . . . .          -            -            -              -           21,750          21,750
      Purchase of 103,700 shares
        of treasury stock  . . . . .          -            -            -        (2,790)               -           (2,790)
      Issuance of treasury stock
        upon exercise of stock
        options and related tax
        benefit  . . . . . . . . . .          -            -           (5)          107                -              102
      Other  . . . . . . . . . . . .          -            -            4            11                -               15
                                         ------        -------      -------      ---------       ---------        --------
   Balances at December 31, 1996   .        $64            $-    $  9,545     $  (2,672)        $ 33,404        $  40,341
                                         ======        =======      =======      =========       =========        ========

   See notes to consolidated financial statements.


   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   MIDWEST EXPRESS HOLDINGS, INC.

   YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

   Note 1.   Business and Basis of Presentation

   Organization

   The accompanying Consolidated Financial Statements reflect the operations of the following (collectively, the ''Company''): (a) for periods prior to September 27, 1995, Midwest Express Airlines, Inc. (''Midwest Express''), a subsidiary of Kimberly-Clark Corporation (''Kimberly-Clark''), and (b) for the period on and after September 27, 1995, Midwest Express Holdings, Inc.

   On September 27, 1995, Kimberly-Clark and the Company entered into a Stock Agreement providing for the transfer by Kimberly-Clark to the Company of all the outstanding capital stock of Midwest Express in exchange for 6,428,571 shares of the Company's $.01 par value common stock.

   On September 27, 1995, Kimberly-Clark completed, in an initial public offering (''Offering''), the sale of 5,140,000 shares of such common stock at a price of $18 per share. Following the Offering, Kimberly-Clark retained 1,288,571 shares of the outstanding common stock of the Company, which were subsequently sold in a secondary public offering consummated on May 23, 1996. The Company did not receive any proceeds from either of the offerings.

   Basis of Presentation

   The Consolidated Financial Statements include the accounts of Midwest Express and its wholly owned subsidiary, Astral Aviation, Inc.
   (''Astral''), which does business as Skyway Airlines. All significant intercompany balances and transactions have been eliminated.

   For all periods prior to September 27, 1995, the accompanying Consolidated Financial Statements include the revenues and expenses directly related to the Company's operations under Kimberly-Clark. Certain corporate, general and administrative expenses of Kimberly-Clark and certain affiliates were allocated to the Company on a basis which, in the opinion of management, was reasonable (see Note 10). The financial information for the periods prior to September 27, 1995, included herein may not necessarily be indicative of the results of operations and cash flows had the Company operated as a separate, stand-alone company during the entirety of the periods presented.

   Nature of Operations

   Midwest Express is a U.S. air carrier providing scheduled passenger service from Milwaukee to 24 cities as of December 31, 1996, as well as charter, aircraft maintenance, air freight and other airline services. Midwest Express established Omaha, Nebraska as its first base of operations outside of Milwaukee in May 1994. Midwest Express provides service between Omaha and six destinations. Astral provides regional scheduled passenger service to cities primarily in the upper midwest.

   Note 2.   Accounting Policies

   The accounting policies of the Company conform to generally accepted accounting principles and to accounting practices generally followed in the airline industry. Significant policies followed are described below.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. They are carried at cost, which approximates market.

   Inventories

   Inventories consist primarily of expendable parts, supplies and fuel stated at the lower of cost on the first-in, first-out (FIFO) method or market and are expensed when used in operations.

   Property and Equipment

   Property and equipment is stated at cost and is depreciated on the straight-line method applied to each unit of property for financial reporting purposes and by use of accelerated methods for income tax purposes. Aircraft are depreciated to estimated residual values, and any gain or loss on disposal is reflected in income. The depreciable book lives for the principal asset categories are as follows:

   Asset Category                          Depreciable Life
   ----------------                        ----------------
   Flight equipment                        10 years

   Other equipment                         5 to 8 years

   Office furniture and equipment          5 to 20 years

   Buildings                               40 years

   Building improvements                   Lesser of 20 years or remaining
                                           life of building


   Other Assets

   Airport take-off and landing slots have an unlimited life, have historically appreciated in value and are occasionally traded or sold among airlines. The cost of airport slots is amortized on the straight-line method over 20 years, consistent with industry practice. The cost of airport leasehold rights is amortized on the straight-line method over the term of the lease.

   Revenue Recognition

   Passenger and cargo revenues are recognized in the period when the service is provided. Contract maintenance revenue is recognized when work is completed and invoiced. The estimated liability for sold, but unused, tickets is included in current liabilities as air traffic liability.

   Maintenance and Repair Costs

   Routine maintenance and repair costs for owned and leased aircraft are charged to expense when incurred, except for major airframe and engine maintenance. Depending on the particular aircraft, these latter costs are either (1) accrued to expense on the basis of estimated future costs and the estimated number of hours to be flown or the number of future take-offs and landings or (2) capitalized when incurred and amortized on the basis of estimated hours to be flown or the number of future take-offs and landings over the period of time between overhauls. The actual maintenance and repair costs to be incurred could differ from the Company's estimates.

   Frequent Flyer Program

   The estimated incremental cost of providing future transportation in conjunction with the Company's Frequent Flyer program is accrued based on estimated redemption percentages applied to actual mileage recorded in members' accounts. The ultimate cost, however, will depend on the actual redemption of Frequent Flyer miles and may be greater than amounts accrued at December 31, 1996.

   Postretirement Health Care and Life Insurance Benefits

   The costs of health care and life insurance benefit plans for retired employees are accrued over the working lives of employees in accordance with Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

   Income Taxes

   The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires that deferred income taxes be determined under the asset and liability method. Deferred income taxes have been recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial reporting and the tax bases of assets and liabilities.

   Prior to the Offering, the Company was a member of the Kimberly-Clark consolidated group and, as such, filed a consolidated federal income tax return with Kimberly-Clark and its U.S. subsidiaries. The Company also filed consolidated state tax returns with Kimberly-Clark and certain of its subsidiaries, as well as separately in various states. Income tax expense and deferred income tax assets and liabilities are reflected in the Company's financial statements in accordance with SFAS No. 109.

   Leases

   Rental obligations under operating leases for aircraft, facilities and equipment are charged to expense on the straight-line method over the term of the lease.


   Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Future results could differ from those estimates.


   Reclassifications

   Certain reclassifications have been made in prior years' financial statements to conform to the current year presentation.


   Note 3.   Pro Forma Condensed Income Statements

   The following unaudited pro forma condensed income statements for the years ended December 31, 1995 and 1994 give effect to estimated changes in the Company's historical costs assuming the Offering had occurred at the beginning of each year. The pro forma adjustments to reflect these changes in costs include a lease guarantee fee charged by Kimberly-Clark to continue to guarantee certain aircraft leases, estimated incremental administrative and management expense to reflect costs of obtaining, on an arm's length basis as an independent company, certain services that Kimberly-Clark had provided in the past, increased costs due to a new management structure, costs associated with being a publicly-owned entity, and net changes in interest income and expense to reflect the Company's financial position subsequent to the Offering. Pro forma net income per common share was computed based on an assumed weighted average 6,428,571 shares of common stock outstanding.

   Management believes the assumptions used in preparing the pro forma adjustments provide a reasonable basis on which to present the pro forma condensed income statements. These pro forma condensed income statements are provided for informational purposes only, should not be construed to be indicative of the Company's results of operations had the Offering been consummated on the dates assumed, and are not intended to project the Company's results of operations for any future periods (in thousands, except per share amounts):



                                                      1995                                         1994
                                                    Pro Forma                                     Pro Forma
                                    Historical    Adjustments    Pro Forma     Historical     Adjustments     Pro Forma

   Operating revenues  . . . . .   $259,155     $        -       $259,155       $203,592     $        -       $203,592
   Operating expenses  . . . . .    227,781          2,152        229,933        192,328          3,951        196,279
                                    -------        -------        -------        -------        -------        -------
   Operating income  . . . . . .     31,374         (2,152)        29,222         11,264         (3,951)         7,313
   Interest income (expense),
     net . . . . . . . . . . . .      1,659            (67)         1,592           (436)           839            403
   Other (expense) income  . . .     (1,507)             -          (1507)            10              -             10
                                    -------        -------        -------        -------        -------        -------
   Income before income taxes  .     31,526         (2,219)        29,307         10,838         (3,112)         7,726
   Provision for income taxes  .     12,397           (865)        11,532          4,176         (1,245)         2,931
                                    -------        -------        -------        -------        -------        -------
   Net income  . . . . . . . . .  $  19,129     $   (1,354)     $  17,775       $  6,662     $   (1,867)      $  4,795
                                    =======        =======       ========        =======       ========       ========
   Net income per common
     share . . . . . . . . . . .                                $    2.77                                     $   0.75
                                                                  =======                                      =======


   Note 4. Property and Equipment

   As of December 31, 1996 and 1995, property and equipment consisted of the following (in thousands):

                                               1996            1995

   Flight equipment  . . . . . . . . . .   $  105,180      $  88,318
   Other equipment . . . . . . . . . . .        7,410          6,828
   Buildings and improvements  . . . . .        7,758          7,491
   Office furniture and equipment  . . .        5,289          4,164
   Construction in progress  . . . . . .        5,155          1,029
                                             --------       --------
                                              130,792        107,830
   Less accumulated depreciation . . . .      (59,889)       (51,911)
                                             --------       --------
   Property and equipment, net . . . . .    $  70,903      $  55,919
                                             ========       ========

   Note 5. Leases

   The Company leases aircraft, terminal space, office space and warehouse space. Future minimum lease payments required under operating leases having initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996 were as follows (in thousands):


   Year ended December 31,                  Amount

   1997  . . . . . . . . . . . . . . . .    $20,690
   1998  . . . . . . . . . . . . . . . .     17,252
   1999  . . . . . . . . . . . . . . . .     16,230
   2000  . . . . . . . . . . . . . . . .     16,378
   2001  . . . . . . . . . . . . . . . .     13,663
   2002 and thereafter . . . . . . . . .     74,981
                                           --------
                                            159,194
                                           ========

   As of December 31, 1996, the Company had eight of its jet aircraft in service under operating leases, three of which have been guaranteed by Kimberly-Clark. These leases have expiration dates ranging from 1998 through 2006 and can generally be renewed at rates, based on fair market value at the end of the lease term, for one to three years. Five of the leases include purchase options at or near the end of the lease term at fair market value, but generally not in excess of the defined lessor's cost of the aircraft.

   During 1996, the Company refinanced its turboprop fleet under operating leases with initial lease terms of five to 12 years, and expiration dates ranging from 2001 through 2008. These leases permit renewal for various periods at rates approximating fair market value and purchase options, at or near the end of the lease term at fair market value.

   Rent expense for all operating leases, excluding landing fees, was $24,356,000, $21,884,000 and $19,573,000 for 1996, 1995 and 1994,
   respectively.

   The above lease commitment schedule includes a lease for the Company's corporate headquarters, which is owned by a limited partnership. The Boldt Group, Inc. controls Boldt Development Corporation, a member of the limited liability company that is the general partner to this limited partnership. A member of the Company's Board of Directors is the Chairman of the Board of The Boldt Group, Inc. The annual rent for the lease, which expires in 2010, is $557,000 through March 2000, $625,000 through March 2005, and $704,000 through March 2010. The lease requires the Company to pay all expenses related to the building.

   Note 6.   Financing Agreements

   At December 31, 1996, the Company had available two credit facilities, (1) a $55,000,000 revolving credit facility with three banks and (2) a $20,000,000 secondary revolving credit facility with Kimberly-Clark. Borrowings under the Kimberly-Clark facility must be repaid prior to repayments on the bank credit facility. The bank credit facility requires an annual commitment fee of 12.5 basis points of the average unused commitment with interest payable on the outstanding principal balance at LIBOR plus 50 basis points. The Kimberly-Clark facility does not require a commitment fee, and interest will be at a rate equal to the then current rate of interest under the bank credit facility plus 100 basis points. There were no outstanding borrowings under these agreements at December 31, 1996, except for letters of credit totalling approximately $7,700,000 that reduce the amount of available credit.

   Note 7.   Retirement and Benefit Plans

   Defined Benefit Plans

   Midwest Express has two defined benefit pension plans covering substantially all of its employees. The benefits for these plans are based primarily on years of service and employee compensation. It is Midwest Express' policy to annually fund at least the minimum contribution as required by the Employee Retirement Income Security Act of 1974.

   The following table sets forth the funded status of the plans at December 31 (in thousands):



                                                             Midwest Express                     Supplemental
                                                              Pension Plan                       Pension Plan
                                                         1996             1995            1996              1995

   Benefit obligation
     Vested  . . . . . . . . . . . . . . . .        $     6,243    $      5,172        $     204        $     260
     Nonvested . . . . . . . . . . . . . . .              1,119             561                -                -
                                                        -------         -------          -------          -------
   Accumulated benefit obligation  . . . . .        $     7,362    $      5,733        $     204        $     260
                                                        =======         =======          =======          =======

   Projected benefit obligation  . . . . . .        $    11,881    $     10,652        $     511        $     495
   Plan assets at fair value . . . . . . . .              7,449           5,775                -                -
                                                        -------         -------          -------          -------
   Projected benefit obligation
     less plan assets  . . . . . . . . . . .              4,432           4,877              511              495
   Unrecognized transition asset . . . . . .               (131)           (154)             (23)             (27)
   Unrecognized net prior service cost . . .                 33              35              (60)             (64)
   Unrecognized net loss . . . . . . . . . .               (516)         (2,538)            (179)            (232)
   Adjustment required to recognize
     minimum liability . . . . . . . . . . .                 -               -                -                88
                                                        -------         -------          -------          -------

   Accrued pension cost  . . . . . . . . . .        $     3,818    $      2,220        $     249        $     260
                                                        =======         =======          =======          =======

   The weighted average discount rate used to determine the projected benefit obligation was 7.75% and 7.25% as of December 31, 1996 and 1995, respectively. The calculation also assumed a 4.25% weighted average rate of increase for future compensation levels for 1996 and 1995. The expected long-term rate of return on plan assets used in 1996 and 1995 was 10%. The unrecognized net loss is amortized on a straight-line basis over the average remaining service period of employees expected to receive a plan benefit.

   The net periodic pension cost of defined benefit pension plans since the Offering included the following (in thousands):


                                      Midwest Express      Supplemental
                                       Pension Plan        Pension Plan

                                      1996      1995      1996      1995

   Service cost (benefits
     earned during the
     period) . . . . . . . . . .    $ 1,488     $ 345      $ 19      $ 4
   Interest cost on projected
     benefit obligations . . . .       915       216        389        9
   Actual return on plan
     assets  . . . . . . . . . .     (1,424)     (130)        -        -
   Net amortization and
     deferral  . . . . . . . . .        868        28        21        5
                                    -------   -------  --------   -------
   Net periodic pension
     cost  . . . . . . . . . . .    $ 1,847     $ 459     $  78    $  18
                                    =======   =======  ========   =======


   Prior to the Offering, substantially all Midwest Express employees participated in the defined benefit pension plans of Kimberly-Clark. The liabilities related to the Kimberly-Clark benefit plans were carried on the books of Kimberly-Clark and were not allocated separately to subsidiaries. The portion of pension costs attributable to these employees and reflected as expense in the accompanying financial statements was $953,000 and $918,000 in 1995 and 1994, respectively.


   Postretirement Health Care and Life Insurance Benefits

   Midwest Express allows retirees to participate in unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for current retirees, and are contributory for most future retirees.

   The following table sets forth the status of the plans at December 31 (in thousands):


                                               1996            1995

   Accumulated postretirement
     benefit obligation (APBO) . . .           $1,195        $1,051
   Unrecognized net gain . . . . . .             350            231
                                              -------        -------
   Accrued postretirement benefit
     cost  . . . . . . . . . . . . .          $1,545         $1,282
                                              =======        =======

   Midwest Express' APBO is unfunded. Net postretirement benefit cost since the Offering includes the following components (in thousands):


                                                1996           1995

   Service cost (benefits attributed
     to service during the period) .         $    180        $    43
   Interest on APBO  . . . . . . . .               89             23
   Net amortization and deferral . .               (6)            (1)
                                              -------        -------

   Net postretirement benefit cost .         $    263        $    65
                                              =======        =======


   The assumed health care cost trend rate was approximately 10% declining annually to a rate of 6% by the year 2004, and remaining level thereafter. Increasing the rate by one percentage point would increase the APBO as of December 31, 1996 by $46,000 and the net postretirement benefit cost for 1996 by $11,000. The weighted-average discount rates used in determining the APBO for 1996 and 1995 were 7.75% and 7.25%, respectively.

   Prior to the Offering, substantially all retired employees of Midwest Express participated in unfunded health care and life insurance benefit plans of Kimberly-Clark. The portion of postretirement health care and life insurance benefits costs attributable to Midwest Express' employees and reflected in the accompanying income statements was $200,000 and $239,000 in 1995 and 1994, respectively.

   Defined Contribution Plans

   The Company has two voluntary defined contribution investment plans covering substantially all employees. Under these plans, the Company matches a portion of employee contributions. During 1995, the Company made a one-time contribution of 55,500 shares of its common stock to the Midwest Express investment plan for the benefit of Midwest Express employees. Amounts expensed and reflected in the accompanying income statements was $1,175,000, $1,958,000 and $767,000 in 1996, 1995 and 1994,
   respectively.

   Profit Sharing Plans

   In 1996, the Company implemented two profit sharing plans, an employee profit sharing plan for substantially all employees of Midwest Express and an Annual Incentive Plan for management. Company contribtutions for both plans currently are based entirely on achieving specified levels of profitability and are payable annually. During 1996, the Company accrued $5,345,000 under these plans.


   Note 8.   Shareholders' Equity

   In 1996, the Board of Directors adopted a shareholders' rights plan and made a dividend distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of the Company's common stock. The Rights are exercisable only if a person or entity acquires 15% or more of the common stock or announces a tender offer for 15% or more of the common stock of the Company. Each Right entitles shareholders to buy one one-hundredth share of the Company's Series A Preferred Stock at an exercise price of $100, subject to adjustment. Each Right will entitle its holder to purchase, at the Right's then-current exercise price, Company common stock valued at twice the exercise price. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights expire in 2006.

   Under the Company's 1995 Stock Option Plan, the Compensation Committee of the Board of Directors may grant options, at its discretion, to purchase shares of common stock to certain employees. An aggregate of 250,000 shares of common stock are reserved for issuance under the Plan. Under the Plan, options granted have an exercise price equal to 100% of the fair market value at the date of grant. Options under the grants become exercisable 30% after the first year following grant, an additional 30% after the second year and the remaining 40% after the third year and have a maximum term of 10 years.

   Transactions with respect to the Plan are summarized as follows:


                                                                  Exercise
                                                                    Price
                                              Shares              Per Share
   Options outstanding at
     January 1, 1995 . . . . . . . .                -                   -
   Granted . . . . . . . . . . . . .          130,000              $18.00
                                              -------             -------
   Options outstanding at
     December 31, 1995 . . . . . . .          130,000               18.00
   Granted . . . . . . . . . . . . .           10,000               31.50
   Exercised . . . . . . . . . . . .           (4,500)              18.00
   Forfeited . . . . . . . . . . . .          (17,000)              18.00
   . . . . . . . . . . . . . . . . .          -------             -------
   Options outstanding at
     December 31, 1996 . . . . . . .          118,500          $18.00 - $31.50
                                              =======           ==============
   Options exercisable at
     December 31, 1996 . . . . . . .           31,500              $18.00
                                              =======             =======


   Effective for 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and its related interpretations; accordingly, no compensation cost has been reflected in the financial statements for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


                                                1996            1995
   Net Income
     As reported . . . . . . . . . .          $21,750        $19,129
     Pro forma . . . . . . . . . . .          $21,535        $19,077
   Net Income per share
     As reported . . . . . . . . . .            $3.40          $2.77
     Pro forma . . . . . . . . . . .            $3.37          $2.76


   For purposes of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 42.2%; risk-free interest rates of 5.34%; no dividend payments during the expected term; forfeiture discount of 20%; and an expected life of 5 years.

   Note 9.   Income Taxes

   The provision for income taxes for the years ended December 31, 1996, 1995 and 1994 consisted of the following (in thousands):


                                       1996        1995           1994

   Currently payable:
     Federal . . . . . . . . . . .   $ 14,780     $  8,260      $2,460
     State . . . . . . . . . . . .      2,620        1,960         600
                                      -------      -------      -------
                                       17,400       10,220       3,060
                                      -------      -------      -------
   Deferred (Credit):
     Federal . . . . . . . . . . .     (3,991)       2,077       1,095
     State . . . . . . . . . . . .         73          100          21
                                      -------      -------      -------
                                       (3,918)
                                                     2,177       1,116

   Total provision for income
     taxes . . . . . . . . . . . .    $13,482      $12,397      $4,176
                                     ========      =======      =======

   A reconciliation of income taxes at the U.S. federal statutory tax rate to the effective tax rate follows:


                                       1996         1995          1994

   Tax at statutory U.S. tax
     rates . . . . . . . . . . . .      35.0%        35.0%        35.0%
   State income taxes, net of
     federal benefit . . . . . . .        3.8         4.2          3.7
   Other, net  . . . . . . . . . .       (0.5)        0.1         (0.2)
                                      -------      -------      -------
   Provision for income taxes  . .      38.3%        39.3%        38.5%
                                      =======      =======      =======


   Temporary differences that gave rise to the deferred tax assets and liabilities comprise of the following (in thousands):


                                               1996         1995

   Current deferred income
     tax assets attributable to:
       Accrued liabilities . . . . .       $   1,115      $   1,521
       Maintenance expense
         liability . . . . . . . . .           1,926          1,529
       Other . . . . . . . . . . . .             293            203
                                              -------        -------
   Net current deferred
     tax assets  . . . . . . . . . .       $   3,334      $   3,253
                                              =======        =======
   Noncurrent deferred income
     tax assets (liabilities)
     attributable to:
       Excess of tax over book
         depreciation  . . . . . . .         $(17,585)      $(20,056)
       Maintenance expense
         liability . . . . . . . . .            3,011          4,061
       Pension liability . . . . . .            2,186            979
       Other . . . . . . . . . . . .            2,494          1,285
                                              -------        -------
   Net noncurrent deferred
     tax liabilities . . . . . . . .          $(9,894)      $(13,731)
   . . . . . . . . . . . . . . . . .          =======        =======

   In connection with the Offering, the Company, Midwest Express, Astral and Kimberly-Clark entered into a Tax Allocation and Separation Agreement (''Tax Agreement''). Pursuant to the Tax Agreement, the Company is treated for tax purposes as if it purchased all of Midwest Express' assets at the time of the Offering, and as a result, the tax bases of Midwest Express' assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. This additional basis is expected to result in increased income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company will pay to Kimberly-Clark the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit), as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred.
   In the event of certain business combinations or other acquisitions involving the Company, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits or carryovers of businesses other than those historically conducted by Midwest Express or the Company.

   Except for the 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax bases of Midwest Express' assets.


   Note 10.   Related Party Transactions

   Prior to the Offering, Kimberly-Clark provided various administrative and financial services to the Company, including management information systems, employee benefits administration, legal, tax, treasury, accounting and risk management services, and certain other corporate staff and support services. Costs allocated to the Company for these services were based on methods that management believes are reasonable, including use of time estimates, headcount and transaction statistics and similar activity-based data.

   The costs allocated and other intercompany transactions between Kimberly-Clark and affiliated companies and the Company were as follows for the years ended December 31, 1995 and 1994 (in thousands):


                                               1995              1994

   Operating revenues  . . . . . . .          $ 4,106        $ 4,588
   Operating expenses  . . . . . . .           (1,260)        (1,860)
   Interest expense  . . . . . . . .               -            (945)
   Interest income . . . . . . . . .            1,428            509


   Prior to the Offering, the Company had participated in Kimberly-Clark's cash management program, under which the Company's cash needs were funded by Kimberly-Clark, and the Company's excess cash was advanced to Kimberly-Clark. Under loan agreements between Kimberly-Clark and the Company, the Company incurred interest expense on amounts it owed to Kimberly-Clark.

   Note 11.   Commitments and Contingencies

   At December 31, 1996, the Company had purchase commitments approximating $7,341,000 for capital expenditures.

   The Equal Employment Opportunity Commission (''EEOC'') filed charges against the Company on July 8, 1992, alleging employee discrimination. The EEOC proposed a conciliation agreement that would have involved costs to the Company of approximately $1,500,000. The Company has denied the allegations by the EEOC and intends to vigorously defend itself against the charges unless a settlement can be reached that would make it economically impractical to contest the charges. The accompanying financial statements do not reflect any liability with respect to these charges.

   In addition to the pending suit against the Company by the EEOC, the Company is a party to routine litigation incidental to its business. In the opinion of management, the final disposition of these matters will have no material adverse effect on the consolidated financial statements.

   [page 36]

   MIDWEST EXPRESS HOLDINGS, INC.
   QUARTERLY FINANCIAL SUMMARY (UNAUDITED)
   (IN THOUSANDS, EXCEPT PER SHARE DATA)


   Three Months Ended

   1996                                            March 31       June 30      September 30     December 31
   Operating revenues  . . . . . . . . . .         $66,608       $ 76,845     $   83,123     $   78,170
   Operating expenses  . . . . . . . . . .          62,192         66,250         69,792         72,153
   Operating income  . . . . . . . . . . .           4,416         10,595         13,331          6,017
   Income before income taxes  . . . . . .           4,672         10,697         13,568          6,295
   Income taxes  . . . . . . . . . . . . .           1,836          4,107          5,211          2,328
   Net income  . . . . . . . . . . . . . .           2,836          6,590          8,357          3,967
   Net income per share  . . . . . . . . .            0.44           1.03           1.31           0.62


   Three Months Ended

   1995                                            March 31       June 30      September 30     December 31
   Operating revenues  . . . . . . . . . .        $ 58,541       $ 69,393     $   67,846     $   63,375
   Operating expenses  . . . . . . . . . .          55,880         56,580         56,749         58,572
   Operating income  . . . . . . . . . . .           2,661         12,813         11,097          4,803
   Income before income taxes  . . . . . .           2,994         13,376         10,046          5,110
   Income taxes  . . . . . . . . . . . . .           1,161          5,305          3,741          2,190
   Net income  . . . . . . . . . . . . . .           1,833          8,071          6,305          2,920
   Net income per share  . . . . . . . . .           0.21*          1.17*          0.93*           0.46

   * Pro forma


   Headquarters

   Midwest Express Holdings, Inc.
   6744 South Howell Avenue
   Oak Creek, WI 53154-1402
   (414) 570-4000

   Transfer Agent and Registrar

   Firstar Trust Company
   Milwaukee, WI

   Independent Auditors

   Deloitte & Touche LLP
   Milwaukee, WI

   Annual Meeting

   The Annual Meeting of Midwest Express Holdings, Inc. will be held at 10 a.m. on Wednesday, April 23, 1997, at The Grand Milwaukee Hotel, 4747 South Howell Avenue, Milwaukee. Shareholders of record on March 3, 1997, will be mailed an official notice of the meeting.

   Financial Reports

   Form 10-K (without exhibits) and other reports filed with the Securities and Exchange Commission are available without charge upon written request from the Company's Investor Relations department at the headquarters address.

   Common Stock

   Midwest Express Holdings, Inc. (symbol: MEH) common stock trades on the New York Stock Exchange. As of December 31, 1996, there were 6,329,532 shares of common stock outstanding and 505 shareholders of record.

   Following are high and low market prices since the Company's stock commenced trading on September 22, 1995:

                                               High              Low

   Fourth Quarter 1995 . . . . . . . . . .    $30 3/4        $22 3/8
   First Quarter 1996  . . . . . . . . . .    $37 1/2        $25 1/2
   Second Quarter 1996 . . . . . . . . . .    $38 3/4        $29 1/8
   Third Quarter 1996  . . . . . . . . . .    $32            $24 1/2
   Fourth Quarter 1996 . . . . . . . . . .    $36 3/4        $29 3/8

   The Company has not paid a dividend since its initial public offering.