Form 10-K405, Exhibit 13
period 1997-12-31
MIDWEST EXPRESS HOLDINGS INC
filed 1998-03-13
CIK 948845

[page 18]
                     FIVE-YEAR FINANCIAL AND OPERATING DATA

   MIDWEST EXPRESS HOLDINGS, INC.
   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                   1997          1996         1995          1994          1993

   Statement of Income Data:
   Total operating revenues    $ 344,557      $304,746     $259,155      $203,592      $165,056
   Total operating expenses      306,087       270,387      227,781       192,328       149,159
   Operating income               38,470        34,359       31,374        11,264        15,897
   Net income                     24,940        21,750       19,129         6,662         9,086
   Net income per share
    basic (1)                       2.64          2.27         1.84          0.50           N/A
   Net income per share
    diluted (1)                     2.61          2.26         1.84          0.50           N/A
   Balance Sheet Data:
   Property and equipment,
    net                           89,156        70,903       55,919        57,626        56,486
   Total assets                  166,748       129,135       92,833        95,436        80,161
   Intercompany receivable
    (2)                                0             0           61        17,923         3,199
   Long-term debt                  3,333             0            0             0             0
   Shareholders' equity          $63,398       $40,341      $21,264       $37,840       $31,178

   Selected Operating and
    Other Data (3):
   Midwest Express Airlines:
     Revenue passenger miles
      (000s)                   1,409,528     1,239,966    1,150,338       972,809       785,391
     Available seat miles
      (000s)                   2,198,179     1,954,151    1,794,924     1,600,437     1,314,522
     Passenger load factor (%)      64.1%         63.5%        64.1%         60.8%         59.7%
     Revenue yield (cents per
      RPM)                          19.4          19.3         17.8          16.7          19.0
     Cost per total ASM (cents
      per mile)                     12.1          12.0         11.0          10.8          11.1
     Aircraft in service at
      year-end                        24            22           19            19            16
     Average aircraft
      utilization (hours per
      day)                           9.3           9.2          9.0           8.6           8.3
     Number of FTE employees
      at year-end                  1,889         1,624        1,411         1,334       1,082

   Astral Aviation, d/b/a Skyway
    Airlines (4):
     Revenue passenger miles
      (000s)                      69,277        71,165       66,415        43,219          N/A
     Available seat miles
      (000s)                     158,912       160,488      156,113       103,759          N/A
     Passenger load factor (%)      43.6%         44.3%        42.5%         41.7%         N/A
     Revenue yield (cents per
      RPM)                          55.1          52.7         49.9          48.3          N/A
     Cost per total ASM (cents
      per mile)                     23.8          21.6         19.4          17.9          N/A
     Aircraft in service at
      year-end                        15            15           15            13          N/A
     Average aircraft utilization
      (hours per day)                7.7           7.8          7.9           7.9          N/A
     Number of FTE employees
      at year-end                    277           245          217           177          N/A

   (1)    Net income per share data is presented on a pro forma basis for 1995 and 1994 results.

   (2)    Intercompany receivable reflects amounts receivable from Kimberly-Clark in connection with the Company's participation in Kimberly-Clark's cash management program prior to the Company's initial public offering.

   (3)    Revenue passenger miles, available seat miles, passenger load factor and revenue yield are for scheduled service operations. The other statistics include charter operations.

   (4)    Because Astral began service in February 1994, results for 1994 reflect less than a full year of operations. Before
          Astral commenced operations, Mesa Airlines, Inc. ("Mesa"), pursuant to a codesharing agreement with Midwest Express, operated routes similar to those that Astral now operates. Because Mesa is not affiliated with the Company, information relating to Mesa's results of operations for these routes is not shown.

   [pages 19-22]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Results of Operations
   1997 Overview

   1997 operating income for Midwest Express Holdings, Inc. (the "Company") was $38.5 million, an increase of $4.1 million over 1996. Net income in 1997 increased by $3.2 million to $24.9 million. The favorable change in financial results was primarily caused by continued strong demand for air travel, successful results from new operations, lower fuel prices and improved results from supplemental revenue programs.

   The Company increased scheduled service capacity in 1997 by 11.5%, while traffic increased 12.8%. This resulted in a load factor increase of .7 points, with almost no deterioration in revenue yield. Both of the new markets served by Midwest Express Airlines, Inc. ("Midwest Express"), Milwaukee-Orlando and Kansas City-New York, performed well. Revenue yield decreased .4% in 1997, but this was offset by a 3.2% increase in average passenger trip length. Revenue yield was actually very strong during 1997 as 1996 yields benefited more from the temporary suspension of the 10% federal excise tax.

   The Company benefited from significantly lower fuel prices in the fourth quarter, which averaged 19.5% less than in the fourth quarter 1996. During 1997 fuel prices decreased 5.3%, resulting in a favorable impact on operating income of $2.8 million.

   Improved results from supplemental revenue programs at Midwest Express also favorably impacted financial results in 1997. Midwest Express' credit card program generated $2.3 million more revenue in 1997 than in 1996, charter services revenue increased $1.2 million in 1997, and revenue from ground handling services for other airlines increased $1.2 million in 1997. Each of these programs has high operating margins.

   Negatively impacting operating income was a 13.2% increase in operating expenses. Significant increases occurred in labor and maintenance, which are explained in the subsequent section.

   The following table provides operating revenues and expenses for the Company expressed as cents per total available seat miles ("ASM"), including charter operations, and as a percentage of total operating revenues for 1997, 1996 and 1995:

                                    1997                 1996                    1995
                               Per                  Per                    Per
                               Total                Total                  Total
                               ASM        %         ASM          %         ASM        %

   Operating revenues:
     Passenger service         12.95     90.3%      12.81      90.8%       12.03     92.0%
     Cargo                       .48      3.3%        .52       3.7%         .53      4.0%
     Other                       .92      6.4%        .77       5.5%         .52      4.0%
                               -----    -----       -----     -----        -----    -----
   Total operating
    revenues                   14.35    100.0%      14.10     100.0%       13.08    100.0%
   Operating expenses:
     Salaries, wages
      and benefits              3.84     26.7%       3.61      25.6%        3.18     24.3%
     Aircraft fuel
      and oil                   2.09     14.5%       2.19      15.5%        1.78     13.6%
     Commissions                1.31      9.2%       1.31       9.3%        1.26      9.6%
     Dining services             .72      5.0%        .70       4.9%         .75      5.7%
     Station rental/
      landing/other fees        1.02      7.1%       1.00       7.1%         .98      7.5%
     Aircraft maintenance
      materials/repairs         1.17      8.2%        .99       7.0%         .88      6.7%
     Depreciation and
      amortization               .36      2.5%        .35       2.5%         .38      2.9%
     Aircraft rentals            .73      5.1%        .74       5.3%         .75      5.8%
     Other                      1.51     10.5%       1.62      11.5%        1.54     11.8%
                               -----    -----       -----     -----        -----    -----
   Total operating
    expenses                   12.75     88.8%      12.51      88.7%       11.50     87.9%
                               =====    =====       =====     =====        =====    =====
   Total ASM (millions)      2,401.3              2,160.9                1,962.1
                             =======              =======                =======


   Note: Numbers in this table cannot be recalculated due to rounding.


                          Year Ended December 31, 1997
                    Compared to Year Ended December 31, 1996

   Operating Revenues

   The Company's operating revenues totalled $344.6 million in 1997, a $39.8 million, or 13.1%, increase over 1996. Passenger revenues accounted for 90.3% of total revenues and increased $34.2 million, or 12.4%, from 1996 to $311.0 million. The increase was attributable to a 12.8% increase in passenger volume, as measured by revenue passenger miles, offset by a .4% decrease in revenue yield.

   Midwest Express' passenger revenue increased $33.6 million, to $272.9 million, from 1996, or 14.1%. This increase was caused by a 12.3% increase in origin and destination passengers and a .3% increase in revenue yield. Midwest Express' capacity, as measured by scheduled service ASM, increased 12.5%. The increase in capacity is primarily due to the addition of two DC-9 aircraft to scheduled service during the year. Load factor increased from 63.5% in 1996 to 64.1% in 1997. During the year, revenue yield was negatively impacted by the reinstatement of the federal excise tax on passenger tickets effective March 7, 1997 and competitive pricing pressures on several new routes. Service initiated in March 1997 in the Milwaukee-Orlando market resulted in lower yields as expected, but higher load factors than the remainder of the Midwest Express system. Fare increases late in the third quarter 1997 contributed favorably to revenue yield.

   Passenger revenue of Astral Aviation, Inc. ("Skyway") increased by $.6 million to $38.1 million, or 1.6%, in 1997. This increase was caused by a 4.4% increase in revenue yield, offset by a 4.3% decrease in origin and destination passengers. Total capacity decreased by 1.0%, as one aircraft was required for scheduled maintenance during most of the year. Load factor decreased from 44.3% in 1996 to 43.6% in 1997.

   Mail and cargo revenue increased $.2 million, or 1.3%, in 1997. This increase was due to the aircraft added to scheduled service during the year.

   Revenue from other services increased $5.4 million, or 32.6%, in 1997. Midwest Express benefited from increased revenue of $2.3 million from the Midwest Express MasterCard program and additional ground service contracts of $1.2 million. Charter services revenue increased $1.2 million, because Midwest Express had one aircraft dedicated to charter operations during the first four months of 1997 but did not have a dedicated aircraft until the second quarter of 1996. During portions of the second and third quarters of 1997, Midwest Express had delays with an aircraft refurbishment that required the use of the dedicated charter jet aircraft for scheduled service.

   Operating Expenses

   1997 operating expenses increased $35.7 million, or 13.2%, from 1996, primarily due to expanded operations. On a cost per total ASM basis, Midwest Express' operating expenses increased 1.4%, from 11.97 cents in 1996 to 12.14 cents in 1997. Cost per total ASM at Skyway increased 10.0% from 21.59 cents to 23.75 cents.

   Salaries, wages and benefits increased $14.2 million, or 18.2%, from 1996. On a cost per total ASM basis, these costs increased from 3.61 cents in 1996 to 3.84 cents, or 6.4%, in 1997. The labor cost increase was primarily due to an increase in the number of employees necessary for expanded service and administrative requirements. Midwest Express added employees throughout the organization to support the aircraft placed in service during 1996 and 1997. In addition, employees were added to support aircraft ground handling operations in Boston, Kansas City and Washington, D.C., which were previously contracted from other airlines. Salaries, wages and benefits were also adversely affected by an unanticipated delay in completing several new aircraft modifications and refurbishments as initially scheduled. This delay caused a temporary excess in aircraft flight crews during 1997's second and third quarters. The labor cost increase was also due to an adjustment in pay scales for most operations' employees at Midwest Express effective January 1, 1997. These rate adjustments were implemented based on industry salary surveys and management's desire to increase pay scales to maintain a competitive position in the industry. Profit sharing decreased $.5 million in 1997 from 1996.

   Aircraft fuel and oil and associated taxes increased $2.8 million, or 6.0%, from 1996. Into-plane fuel prices decreased 5.3% in 1997, averaging
   73.1 cents per gallon in 1997 and 77.2 cents in 1996. The Company experienced continued low fuel costs in January 1998, averaging 65.7 cents per gallon. Fuel consumption increased 12.0% in 1997 because Midwest Express operated 12.1% more aircraft hours.

   Commissions increased by $3.2 million, or 11.4%, due to increased passenger revenue. Of the increase, $2.3 million related to increased travel agency commissions and $.9 million to increased credit card fees. Commissions as a percent of passenger revenue decreased from 10.2% in 1996 to 10.1% in 1997 due to a new commission rate structure effective September 25, 1997, which lowered travel agent commissions from 10% to 8%. The Company's 1997 operating income would have increased approximately $3.2 million had the new commission rate structure been in place during the entire year.

   Dining services costs increased by $2.1 million, or 13.9%, due to increased passenger volume. Total dining services costs (including food, beverages, linen, catering equipment and supplies) increased from $10.95 per Midwest Express passenger in 1996 to $11.11 in 1997.

   Station rental, landing and other fees increased by $2.9 million, or 13.3%, in 1997. Airport costs at Midwest Express increased $2.6 million as a result of a 9.8% increase in flight segments. In addition, the Company incurred higher landing fees, security costs and facility rental costs at most airports.

   Aircraft maintenance, materials and repairs increased by $6.9 million, or 32.2%, from 1996. Midwest Express maintenance costs increased by $5.4 million, or 31.1%, and Skyway maintenance costs increased $1.5 million, or 36.5%. The increase was attributable in part to an unscheduled repair of one MD-88 engine, which adversely affected costs by $1.3 million. The increase was also attributable to more flight hours at Midwest Express, an increase in the number and cost of aircraft component repairs, and an increase in Skyway maintenance due to scheduled landing gear and propeller repairs and unscheduled engine maintenance.

   Depreciation and amortization increased by $1.0 million, or 12.8%, in 1997, primarily as a result of the depreciation associated with capital spending and the decision to exercise purchase options on two leased jet aircraft in October 1996, offset by two jet aircraft becoming fully depreciated during both 1996 and 1997.

   Aircraft rental costs increased $1.4 million, or 8.7%, in 1997 as a result of Midwest Express leasing two additional aircraft. The increased cost was partially offset by lower lease costs for Skyway's 15 turboprop aircraft that were refinanced in the second and third quarter of 1996, and the decision to exercise purchase options on two leased aircraft in October 1996. In addition, the Company leased a second spare engine for its MD-88 fleet for nine months during 1997.

   Other operating expenses increased by $1.2 million, or 3.5%, from 1996. Other operating expenses consist primarily of advertising and promotion, insurance, property taxes, reservation fees, administration and other items. Travel expenses increased $.5 million due to additional overnight costs associated with flight schedule changes, professional and financial services increased by $.3 million, software costs increased $.7 million, and telecommunication costs increased $.7 million. The increased costs were partly offset by decreases in property taxes of $.4 million, facilities rental of $.3 million, and headquarter relocation costs of $.3 million. Other operating expenses on a cost per total ASM basis decreased 6.9% from 1.62 cents in 1996 to 1.51 cents in 1997.

   Interest Income
   Interest income reflects interest income on the Company's cash and cash equivalents.

   Other Income and Expense
   Other expenses in 1996 primarily reflected the costs of the secondary public offering completed in the second quarter.

   Provision for Income Taxes
   Income tax expense in 1997 was $14.7 million, an increase of $1.2 million from 1996. The effective tax rates for 1997 and 1996 were 37.1% and 38.3%, respectively. For purposes of calculating the Company's income tax expense and effective tax rate for periods after the Company's initial public offering ("Offering"), the Company treats amounts payable to an affiliate of Kimberly-Clark Corporation ("Kimberly-Clark") under a tax allocation and separation agreement entered into in connection with the Offering as if payable to taxing authorities.

   Net Income
   Net income increased by $3.2 million, or 14.7%, in 1997. The net income margin increased to 7.2% in 1997 from 7.1% in 1996.


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

   Midwest Express passenger revenue increased $34.0 million to $239.3 million, or 16.6%, from 1995. This increase was caused by a 6.0% increase in origin and destination passengers and an 8.1% increase in revenue yield. Midwest Express' capacity, as measured by scheduled service ASM, increased 8.9%. The increase in capacity is primarily due to the addition of two aircraft to scheduled service during May and September 1996, partly offset by flight cancellations caused by poor weather in the second quarter. Load factor decreased from 64.1% in 1995 to 63.5% in 1996. Revenue yield increased primarily because of an improved competitive environment, most importantly the discontinuation of Continental Airlines "Lite" product in the second quarter 1995. Revenue yield also increased due to the temporary elimination of the 10% excise tax on tickets (January through August 1996) and improved pricing throughout the industry. Yield gains were broad-based, with almost every market realizing improvement.

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

   Revenue from other services increased $6.3 million, or 61.6%, in 1996. The Midwest Express MasterCard program, initiated in October 1995, generated an additional $4.1 million in revenue during 1996. Charter services revenue increased $2.2 million, reflecting the addition of a dedicated charter aircraft again in the second quarter of 1996 after not having a dedicated charter aircraft since the second quarter of 1995. Revenue from other Frequent Flyer agreements increased $.3 million. The revenue increase was partly offset by $1.1 million less revenue from maintenance contract services, as the maintenance function was more fully utilized to maintain Midwest Express aircraft in 1996 and completed fewer services for other airlines.


   Operating Expenses
   1996 operating expenses increased $42.6 million, or 18.7%, from 1995, primarily due to higher fuel prices, higher labor rates, Midwest Express' profit sharing plans, added costs of being a public company, pre-operating costs associated with recently acquired aircraft, and service expansions in May and September 1996. On a cost per total ASM basis, Midwest Express' operating expenses increased 8.8%, from 11.00 cents in 1995 to 11.97 cents in 1996. Cost per total ASM at Skyway increased 11.4% from 19.38 cents to 21.59 cents.

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

   Aircraft fuel and oil and associated taxes increased $12.1 million, or 34.3%, from 1995. Into-plane fuel prices increased 23.7% in 1996, averaging 77.2 cents per gallon in 1996 and 62.4 cents in 1995. Fuel consumption increased 8.6% because Midwest Express operated 5.9% more flight segments, primarily due to the service expansions in May and September 1996.

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

   Station rental, landing and other fees increased by $2.2 million, or 11.3%, in 1996. Airport costs at Midwest Express increased $2.1 million, a result of a 5.9% increase in flight segments.

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

   Other operating expenses increased by $4.5 million, or 14.6%, from 1995. Other operating expenses consist primarily of advertising and promotion, property and liability insurance, property taxes, reservation fees, administration and other items. Professional, legal and financial services increased $1.4 million in 1996 due to the costs associated with being a stand-alone public company for the full year, travel expenses increased $.7 million because of more crew rooms required due to flight schedule changes, charter costs increased $.4 million due to increased charter volume, insurance costs increased $.4 million due to the increased number of aircraft and passengers, reservation booking fees increased $.3 million due to higher passenger volumes, and corporate communications costs increased $.3 million due to 1996 being the Company's first full year as a public company. The increased costs were partly offset by a decrease in advertising and promotional expenditures of $.5 million. Other operating expenses on a cost per total ASM basis increased 5.2% from 1.54 cents in 1995 to 1.62 cents in 1996.

   Interest Income
   Interest income in 1995 relates to an intercompany cash management program the Company had with Kimberly-Clark prior to the Offering. Market rates of interest were earned on the amount of cash the Company had advanced to Kimberly-Clark. Interest income in 1996 reflected interest income on the Company's cash and cash equivalents.

   Other Income and Expense
   Other expenses in 1996 primarily reflected the costs of the secondary public offering completed in the second quarter. Other expenses in 1995 include an employee stock grant of $.9 million and costs associated with the Offering of $.7 million.

   Provision for Income Taxes
   Income tax expense in 1996 was $13.5 million, an increase of $1.1 million from 1995. The effective tax rates for 1996 and 1995 were 38.3% and 39.3%, respectively. The higher tax rate in 1995 was generally attributable to costs of the Offering that were not deductible for income tax purposes.

   Net Income
   Net income increased by $2.6 million, or 13.7%, in 1996. The net income margin decreased to 7.1% in 1996 from 7.4% in 1995.

   [pages 22-23]
                         Liquidity and Capital Resources

   The Company's cash and cash equivalents totalled $32.1 million at December 31, 1997 compared to $27.6 million at December 31, 1996. Net cash provided by operating activities totalled $48.9 million during 1997. Net cash used in investing activities totalled $56.6 million, primarily due to aircraft acquisitions and related modifications in 1997 of $12.5 million that were financed by or intended to be financed by sale and leaseback transactions, and due to capital expenditures of $27.6 million. Net cash provided by financing activities totalled $12.1 million, primarily due to proceeds from sale and leaseback transactions of $15.6 million offset by the purchase of treasury stock totalling $2.0 million.

   The Company had a working capital deficit of $12.9 million as of December 31, 1997, versus a $5.8 million deficit on December 31, 1996. The working capital deficit is due to the Company's air traffic liability (advance bookings, whereby passengers have purchased tickets for future flights), accrued scheduled maintenance expense and accrued lease payments. Because of these items, the Company expects to operate periodically with a working capital deficit, which is not unusual for the industry.

   As of December 31, 1997, the Company's two credit facilities, a $55.0 million revolving bank credit facility and a $20.0 million secondary revolving credit facility with Kimberly-Clark, have not been used, except for letters of credit totalling approximately $11.4 million that reduce the amount of available credit. The letters of credit are used to secure certain reserve amounts for stipulated airframe and engine maintenance performed on Midwest Express' MD-88 aircraft, to support two aircraft leases and for various other purposes.

   During August 1997, the Company purchased a headquarters building, which it previously leased. As part of the transaction, the Company assumed $3.5 million of long-term debt. The mortage note has an interest rate of 8.25% and is payable in monthly installments through April 2011.

   The Company expects to incur capital expenditures of approximately $27.0 million in 1998. The majority of the spending, $9.0 million, relates to the expansion of Midwest Express' hangar facility, discussed in the next paragraph. The Company also anticipates capital expenditures in 1998 for capitalized airframe and engine overhauls, aircraft interior noise reduction kits, ground equipment and airport modifications to support planned growth, and computer equipment to automate and improve processes throughout the organization. Future aircraft acquisition costs, including noise hush kits and aircraft refurbishment, are not included in the $27.0 million capital spending forecast for 1998.

   During 1998, Midwest Express will construct a new 70,000-square-foot hangar to handle maintenance support for its current fleet and planned growth. The new structure will include five aircraft bays and will be used for heavy aircraft maintenance work.

   Aircraft acquisitions and modifications financed by or intended to be financed by sale and leaseback transactions totalled $12.5 million during 1997. In addition, during 1997 the Company finalized operating lease financing on the acquisition and related modifications of three DC-9-30 aircraft. In 1998, the Company intends to finalize sale and leaseback transactions on two DC-9-30 aircraft, in which case the Company will be reimbursed for approximately $6.0 million of related aircraft acquisition and modification costs incurred during 1997.

   During 1997, the Company executed definitive purchase documents to acquire eight McDonnell Douglas MD-80 series aircraft and made deposits totalling $14.5 million. Four of the aircraft will be received in 1998 and the remaining four in 1999. During 1998, the Company expects that this project, including aircraft refurbishment, modification and support equipment, will cost approximately $67.9 million and will be financed as deliveries take place.Leases relating to three Midwest Express jet aircraft are guaranteed by Kimberly-Clark. The Company pays Kimberly-Clark a guarantee fee equal to 1.25% annually of the outstanding lease commitments. Kimberly-Clark will continue to guarantee the leases for the three jet aircraft until the expiration of their initial lease terms. The first of these jet aircraft leases expires in 2001. Aircraft lease guarantee fees in 1998 will be approximately $.1 million.

   During the second quarter of 1997, the Company's Board of Directors approved increasing the Company's share repurchase program by $10.0 million over and above the original $5.0 million limit authorized in December 1995. During the third quarter of 1997, the Company repurchased 80,000 shares of common stock totalling $2.0 million. As of December 31, 1997, the Company has purchased a total of 235,550 shares of common stock at a cost of $4.8 million under the share repurchase program.

   The Company believes existing cash and cash equivalents, cash flow from operations, funds available from credit facilities and available long-term financing for the acquisition of jet and turboprop aircraft will be adequate to meet its current and anticipated working capital requirements and capital expenditures.

                              Pending Developments

   This Annual Report, and particularly this Pending Developments section, contains forward-looking statements that may state the Company's or management's intentions, hopes, beliefs, expectations or predictions for the future. It is important to note that the Company's actual results could differ materially from those projected results due to factors that include, but are not limited to, uncertainties related to general economic factors, industry conditions, scheduling developments, government regulations, labor relations, aircraft maintenance and refurbishment schedules, and potential delays relating to acquired aircraft. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's prospectus dated May 23, 1996 included in Registration Statement on Form S-1 No. 333-03325.

   DC-9 Aircraft - As of December 31, 1997, two DC-9 aircraft acquired during 1996 had not yet been placed into service. The first aircraft will initially be used as a maintenance support aircraft beginning in the second quarter of 1998. The second aircraft will be placed into service during the second quarter of 1998; plans for this aircraft have not been announced.

   MD-80 Series Aircraft - During January 1998, Midwest Express took delivery of the first of eight MD-80 series aircraft the Company recently agreed to purchase, and after refurbishment and modification, this aircraft will enter scheduled service in mid-1998. The remaining seven aircraft are expected to be delivered to Midwest Express continuing through 1999. Plans for these aircraft have not been announced. The Company expects that this entire project, including aircraft refurbishment, modification and support equipment, will cost approximately $120.0 million and will be financed as deliveries take place. The Company is currently evaluating financing alternatives.

   Labor Relations - In December 1997, Midwest Express pilots elected the Air Line Pilots Association ("ALPA") for representation in collective bargaining. Negotiations have not yet begun. In January 1998, Skyway pilots represented by ALPA ratified a four-year labor contract. No other employees in the Company are unionized.

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

   Year 2000 - The Company has developed plans to address issues related to the impact of the year 2000 on its computer systems. Financial and operational systems have been assessed, and initial plans have been developed to address systems modification requirements. To date, the Company has identified one internal system that will require a moderate amount of correction. This system will be modified using in-house resources and will be completed by year-end 1998. The Company believes that the financial impact of making the required system changes will not be material to the Company's consolidated financial position, results of operations or cash flows. The Company is also participating with the airline industry to identify potential year 2000 issues at airports and within industry infrastructure.

   [page 24]
                         MIDWEST EXPRESS HOLDINGS, INC.
                              REPORT OF MANAGEMENT


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

   The Company maintains a system of internal control that is supported by written policies and procedures, and is monitored by management and the internal audit function. Although all internal control systems have inherent limitations, including the possibility of circumvention and overriding controls, management believes the Company's internal control system provides reasonable assurance as to the integrity and reliability of the financial statements and that its assets are safeguarded against unauthorized acquisition, use or disposition. Appropriate actions are taken by management to correct deficiencies as they are identified.

   The Audit Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically with the Company's management and internal audit function and with its independent auditors to review auditing, internal control and financial reporting matters.

   Based on its assessment of internal control as of December 31, 1997, management believes its system of internal control over the preparation of financial statements and the safeguarding of assets is effective.


   /S/ TIMOTHY E. HOEKSEMA

   Timothy E. Hoeksema
   Chairman of the Board, President and Chief Executive Officer

   /S/ ROBERT S. BAHLMAN

   Robert S. Bahlman
   Senior Vice President, Chief Financial Officer, Treasurer and Controller

   [page 25]

                         MIDWEST EXPRESS HOLDINGS, INC.
                              REPORT OF MANAGEMENT



   To the Shareholders and Board of Directors of Midwest Express Holdings,
   Inc.:

   We have audited the accompanying consolidated balance sheets of Midwest Express Holdings, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Midwest Express Holdings, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


   /S/ DELOITTE & TOUCHE LLP

   Milwaukee, Wisconsin
   January 30, 1998

   [pages 26-35]

                        CONSOLIDATED STATEMENTS OF INCOME

   MIDWEST EXPRESS HOLDINGS, INC.
   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                          1997        1996          1995
   Operating revenues:
     Passenger service . . . . . . .   $311,022    $276,792      $238,422
     Cargo . . . . . . . . . . . . .     11,466      11,316        10,440
     Other . . . . . . . . . . . . .     22,069      16,638        10,293
                                        -------     -------       -------
      Total operating revenues . . .    344,557     304,746       259,155
                                        -------     -------       -------
   Operating expenses:
     Salaries, wages and benefits  .     92,207      78,015        62,964
     Aircraft fuel and oil . . . . .     50,107      47,274        35,212
     Commissions . . . . . . . . . .     31,535      28,310        24,878
     Dining services . . . . . . . .     17,181      15,078        14,882
     Station rental, landing and
      other fees . . . . . . . . . .     24,526      21,652        19,451
     Aircraft maintenance materials
      and repairs  . . . . . . . . .     28,190      21,316        17,356
     Depreciation and amortization .      8,645       7,663         7,515
     Aircraft rentals  . . . . . . .     17,453      16,054        14,954
     Other . . . . . . . . . . . . .     36,243      35,025        30,569
                                        -------     -------       -------
      Total operating expenses . . .    306,087     270,387       227,781
                                        -------     -------       -------
   Operating income  . . . . . . . .     38,470      34,359        31,374

   Other income (expense):
     Interest income . . . . . . . .      1,419       1,084         1,695
     Interest expense  . . . . . . .        (95)        -             (36)
     Other income (expense), net . .       (162)       (211)       (1,507)
      Total other income (expense) .      1,162         873           152
                                        -------     -------       -------
   Income before income taxes  . . .     39,632      35,232        31,526
   Provision for income taxes. . . .     14,692      13,482        12,397
                                        -------     -------       -------
   Net income  . . . . . . . . . . .    $24,940     $21,750       $19,129
                                        =======     =======       =======
   Net income per share basic  . . .      $2.64       $2.27         $1.84(1)
                                        =======     =======       =======
   Net income per share diluted  . .      $2.61       $2.26         $1.84(1)
                                        =======     =======       =======

   (1)   Pro forma

                           CONSOLIDATED BALANCE SHEETS

   MIDWEST EXPRESS HOLDINGS, INC.
   DECEMBER 31, 1997 AND 1996
   (DOLLARS IN THOUSANDS)                               1997          1996
   ASSETS
   Current assets:
    Cash and cash equivalents  . . . . . . . . . . .   $32,066       $27,589
    Accounts receivable:
      Traffic, less allowance for doubtful
       accounts of $231 in 1997 and $207 in 1996 . .     5,106         4,639
      Other receivables  . . . . . . . . . . . . . .       444           592
                                                       -------       -------
       Total accounts receivable . . . . . . . . . .     5,550         5,231
    Inventories  . . . . . . . . . . . . . . . . . .     3,942         3,122
    Prepaid expenses:
      Commissions  . . . . . . . . . . . . . . . . .     1,509         1,364
      Other  . . . . . . . . . . . . . . . . . . . .     1,905         2,883
                                                       -------       -------
       Total prepaid expenses  . . . . . . . . . . .     3,414         4,247
    Aircraft and modifications intended to
     be financed by sale and leaseback
     transactions  . . . . . . . . . . . . . . . . .     6,000         9,046
    Deferred income taxes  . . . . . . . . . . . . .     4,655         3,334
                                                       -------       -------
       Total current assets  . . . . . . . . . . . .    55,627        52,569
                                                       -------       -------
   Property and equipment, net . . . . . . . . . . .    89,156        70,903
   Landing slots and leasehold rights, less
     accumulated amortization of $1,850 in
     1997 and $1,522 in 1996 . . . . . . . . . . . .     4,900         5,228
   Purchase deposits on flight equipment . . . . . .    14,500             -
   Other assets  . . . . . . . . . . . . . . . . . .     2,565           435
                                                       -------       -------
   Total assets  . . . . . . . . . . . . . . . . . .  $166,748      $129,135
                                                       =======       =======

   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
    Accounts payable   . . . . . . . . . . . . . . .    $5,560        $3,684
    Air traffic liability  . . . . . . . . . . . . .    28,934        22,043
    Accrued liabilities:
      Scheduled maintenance expense  . . . . . . . .     7,115         5,961
      Accrued profit sharing . . . . . . . . . . . .     4,855         5,345
      Vacation pay . . . . . . . . . . . . . . . . .     3,586         2,957
      Frequent Flyer awards  . . . . . . . . . . . .     3,400         2,869
      Other  . . . . . . . . . . . . . . . . . . . .    15,033        15,504
                                                       -------       -------
       Total current liabilities . . . . . . . . . .    68,483        58,363
                                                       -------       -------
   Long-term debt  . . . . . . . . . . . . . . . . .     3,333            -
   Deferred income taxes . . . . . . . . . . . . . .    12,509         9,894
   Noncurrent scheduled maintenance expense  . . . .     7,594         7,771
   Accrued pension and other postretirement
    benefits   . . . . . . . . . . . . . . . . . . .     5,462         6,138
   Other noncurrent liabilities  . . . . . . . . . .     5,969         6,628
                                                       -------       -------
   Total liabilities . . . . . . . . . . . . . . . .   103,350        88,794
                                                       -------       -------
   Shareholders' equity:
    Preferred stock, without par value, 5,000,000
     shares authorized, no shares issued or
     outstanding   . . . . . . . . . . . . . . . . .        -             -
    Common stock, $.01 par value, 25,000,000
     shares authorized, 9,642,807 shares issued
     in 1997 and 6,428,571 in 1996   . . . . . . . .        96            64
    Additional paid-in capital   . . . . . . . . . .     9,531         9,545
    Treasury stock, at cost; 223,490 shares
     in 1997 and 99,039 shares in 1996   . . . . . .    (4,572)       (2,672)
    Retained earnings  . . . . . . . . . . . . . . .    58,343        33,404
                                                       -------       -------
   Total shareholders' equity  . . . . . . . . . . .    63,398        40,341
                                                       -------       -------
   Total liabilities and shareholders' equity  . . .  $166,748      $129,135
                                                       =======       =======

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

   MIDWEST EXPRESS HOLDINGS, INC.
   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
   (DOLLARS IN THOUSANDS)


                                                  1997      1996       1995
   Operating activities:
    Net income   . . . . . . . . . . . . .      $24,940   $21,750    $19,129
    Items not involving the use of cash:
      Depreciation and amortization  . . .        8,645     7,663      7,515
      Deferred income taxes  . . . . . . .        1,294    (3,918)     2,177
      Other  . . . . . . . . . . . . . . .        4,335     3,245      2,212
    Changes in operating assets and
     liabilities:
      Accounts receivable  . . . . . . . .         (319)      483      1,427
      Inventories  . . . . . . . . . . . .         (820)     (396)      (633)
      Prepaid expenses . . . . . . . . . .          833      (715)      (428)
      Accounts payable . . . . . . . . . .        1,876        (3)    (1,285)
      Accrued liabilities  . . . . . . . .        1,236    12,139      2,465
      Air traffic liability  . . . . . . .        6,891     4,793      3,433
                                                -------   -------    -------
    Net cash provided by operating
     activities  . . . . . . . . . . . . .       48,911    45,041     36,012
                                                -------   -------    -------

   Investing activities:
    Capital expenditures   . . . . . . . .      (27,617)  (25,607)    (7,980)
    Aircraft acquisitions and
     modifications financed by or
     intended to be financed by
     sale and leaseback transactions   . .      (12,520)  (86,771)   (16,558)
    Purchase deposits on flight
     equipment   . . . . . . . . . . . . .      (14,500)       -          -
    Proceeds from sale of property and
     equipment   . . . . . . . . . . . . .          196        22        327
    Other  . . . . . . . . . . . . . . . .       (2,128)     (151)      (284)
                                                -------   -------    -------
    Net cash used in investing
     activities  . . . . . . . . . . . . .      (56,569) (112,507)   (24,495)
                                                -------   -------    -------
   Financing activities:
    Proceeds from sale and leaseback
     transactions  . . . . . . . . . . . .       15,566    83,895     15,323
    Purchase of treasury stock   . . . . .       (1,977)   (2,790)        -
    Net decrease in advances to
     Kimberly-Clark  . . . . . . . . . . .           -         -      19,988
    Dividends to Kimberly-Clark  . . . . .           -         -     (35,705)
    Other  . . . . . . . . . . . . . . . .       (1,454)     (676)     3,503
                                                -------   -------    -------
    Net cash provided by financing
     activities  . . . . . . . . . . . . .       12,135    80,429      3,109
                                                -------   -------    -------
    Net increase in cash and cash
     equivalents   . . . . . . . . . . . .        4,477    12,963     14,626
    Cash and cash equivalents, beginning
     of year   . . . . . . . . . . . . . .       27,589    14,626         -
                                                -------   -------    -------
    Cash and cash equivalents, end
     of year   . . . . . . . . . . . . . .      $32,066   $27,589    $14,626
                                                =======   =======    =======
    Supplemental cash flow information:
      Cash paid for:
        Income taxes, net of refunds . . .      $11,948*  $19,776*   $11,899
                                                =======   =======    =======
    Interest   . . . . . . . . . . . . . .      $    95   $    -     $    -
                                                =======   =======    =======
    Supplemental schedule of non-cash
      financing activities:
      Long-term debt assumed in connection
      with capital expenditures  . . . . .      $ 3,487   $    -     $    -
                                                =======   =======    =======
      Transfer of assets and liabilities
      from Kimberly-Clark:
        Accrued pension and other
          postretirement benefits  . . . .      $    -    $    -      $3,597
        Deferred income taxes  . . . . . .           -         -      (1,471)
                                                -------   -------     ------
        Increase in advances to
          Kimberly-Clark, net  . . . . . .      $    -    $    -      $2,126
                                                =======   =======     ======


   * Included in taxes paid are amounts paid to Kimberly-Clark in accordance with the Tax Agreement totalling $5,996 in 1997 and $9,243 in 1996.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

   MIDWEST EXPRESS HOLDINGS, INC.
   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
   (DOLLARS IN THOUSANDS)


                                     Common Stock      Additional                         Total
                                   $.01 par   No par   Paid-in    Treasury   Retained  Shareholders'
                                     value     value   Capital     Stock     Earnings      Equity

   Balances at December 31, 1994    $    -    $9,610   $    -    $     -      $28,230     $37,840
    Net income   . . . . . . . .         -        -         -          -       19,129      19,129
    Dividends to Kimberly-Clark          -        -         -          -      (35,705)    (35,705)
    Issuance and transfer of
     common stock  . . . . . . .         64   (9,610)    9,546         -           -           -
                                    -------  -------   -------   --------     -------     -------
   Balances at December 31, 1995         64       -      9,546         -       11,654      21,264
    Net income   . . . . . . . .         -        -         -          -       21,750      21,750
    Purchase of 103,700 shares
     of treasury stock   . . . .         -        -         -      (2,790)         -       (2,790)
    Issuance of treasury stock upon
     exercise of stock options and
     related tax benefits  . . .         -        -         (5)       107          -          102
    Other  . . . . . . . . . . .         -        -          4         11           -          15
                                    -------  -------   -------   --------     -------     -------
   Balances at December 31, 1996         64       -      9,545     (2,672)     33,404      40,341
    Net income   . . . . . . . .         -        -         -          -       24,940      24,940
    Stock split effected in the
     form of a dividend  . . . .         32       -        (31)        -           (1)         -
    Purchase of 80,000 shares of
     treasury stock  . . . . . .         -        -         -      (1,977)         -       (1,977)
    Issuance of treasury stock upon
     exercise of stock options and
     related tax benefits  . . .         -        -          3         52          -           55
    Other  . . . . . . . . . . .         -        -         14         25          -           39
                                    -------  -------  --------    -------     -------     -------
   Balances at December 31, 1997    $    96  $     -    $9,531    $(4,572)    $58,343     $63,398
                                    =======  =======  ========    =======     =======     =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   MIDWEST EXPRESS HOLDINGS, INC.
   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


   Note 1. Business and Basis of Presentation

   Organization
   The accompanying Consolidated Financial Statements reflect the operations of the following (collectively, the "Company"): (a) for periods prior to September 27, 1995, Midwest Express Airlines, Inc. ("Midwest Express"), a subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark"), and (b) for periods on and after September 27, 1995, Midwest Express Holdings, Inc.

   On September 27, 1995, Kimberly-Clark and the Company entered into a Stock Agreement providing for the transfer by Kimberly-Clark to the Company of all the outstanding capital stock of Midwest Express in exchange for 6,428,571 shares of the Company's $.01 par value common stock.

   On September 27, 1995, Kimberly-Clark completed, in an initial public offering ("Offering"), the sale of the Company's common stock. Following the Offering, Kimberly-Clark retained 20% of the outstanding common stock of the Company, which was subsequently sold in a secondary public offering completed on May 23, 1996. The Company did not receive any proceeds from either of the offerings.

   On April 23, 1997, the Company announced that its board of directors had approved a plan to split its stock 3-for-2 in the form of a 50% stock dividend. The new shares were issued May 28, 1997, to shareholders of record as of May 12, 1997. Accordingly, net income per share amounts and weighted average shares outstanding have been adjusted to reflect the effect of the stock dividend.

   Basis of Presentation
   The Consolidated Financial Statements include the accounts of Midwest Express and its wholly owned subsidiary, Astral Aviation, Inc.
   ("Astral"), which does business as Skyway Airlines. All significant intercompany balances and transactions have been eliminated.

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

   Nature of Operations
   Midwest Express is a U.S. air carrier providing scheduled passenger service from Milwaukee to 25 cities as of December 31, 1997. The Company also provided aircraft charter services, aircraft maintenance for other airlines, air freight and other airline services. Midwest Express established Omaha, Nebraska, as its first base of operations outside of Milwaukee in May 1994. Midwest Express provides jet service nonstop between Omaha and seven destinations. Astral provides regional scheduled passenger service to cities primarily in the upper Midwest.

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

   Inventories
   Inventories consist primarily of maintenance parts, aircraft and maintenance supplies and fuel stated at the lower of cost on the first-in, first-out (FIFO) method or market and are expensed when used in operations.

   Property and Equipment
   Property and equipment is stated at cost and is depreciated on the straight-line method applied to each unit of property for financial reporting purposes and by use of accelerated methods for income tax purposes. Aircraft are depreciated to estimated residual values, and any gain or loss on disposal is reflected in income. The depreciable lives for the principal asset categories are as follows:

    Asset Category                              Depreciable Life
    Flight equipment                            10 years
    Other equipment                             5 to 8 years
    Office furniture and equipment              5 to 20 years
    Buildings                                   40 years
    Building improvements                       Lesser of 20 years or
                                                remaining life of building

   Other Assets
   Airport take-off and landing slots have an unlimited life, have historically appreciated in value and are occasionally traded, sold or leased among airlines. The cost of take-off and landing slots is amortized on the straight-line method over 20 years, consistent with industry practice. The cost of airport leasehold rights is amortized on the straight-line method over the term of the lease. The cost of software is amortized on the straight-line method over five years or less.

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


   Frequent Flyer Program
   The estimated incremental cost of providing future transportation in conjunction with the Company's Frequent Flyer program is accrued based on estimated redemption percentages applied to actual mileage recorded in members' accounts. The ultimate cost, however, will depend on the actual redemption of Frequent Flyer miles and may be greater than amounts accrued at December 31, 1997.

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

   Hedging Transactions
   The Company has entered into hedging arrangements to reduce its exposure to fluctuations in the price of jet fuel. Contracts entered into were not material as of December 31, 1997. Net settlements are recorded as adjustments to aircraft fuel expense.

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

   Accounting Standards to Be Adopted
   In 1997, the Financial Accounting Standards Board issued SFAS No.
   130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is currently in the process of evaluating the accounting and disclosure effects of these Statements.

   Reclassifications
   Certain reclassifications have been made in prior year financial statements to conform to the current year presentation.

   Note 3. Property and Equipment
   As of December 31, 1997 and 1996, property and equipment consisted of the following (in thousands):

                                         1997            1996
   Flight equipment                  $119,409        $105,180
   Other equipment                      8,547           7,410
   Buildings and improvements          16,911           7,758
   Office furniture and equipment       8,430           5,289
   Construction in progress             6,751           5,155
                                      -------         -------
                                      160,048         130,792
   Less accumulated depreciation      (70,892)        (59,889)
                                      -------         -------
   Property and equipment, net        $89,156         $70,903
                                      =======         =======

   Note 4. Leases
   The Company leases aircraft, terminal space, office space and warehouse space. Future minimum lease payments required under operating leases having initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997 were as follows
   (in thousands):

   Year ended December 31,
   1998  . . . . . . . . . . . . . . . . . . . .   $22,018
   1999  . . . . . . . . . . . . . . . . . . . .    22,695
   2000  . . . . . . . . . . . . . . . . . . . .    19,061
   2001  . . . . . . . . . . . . . . . . . . . .     5,022
   2002  . . . . . . . . . . . . . . . . . . . .     2,948
   2003 and thereafter . . . . . . . . . . . . .    68,531
                                                   -------
                                                  $160,275
                                                   =======

   As of December 31, 1997, the Company had 10 of its jet aircraft in service under operating leases, three of which have been guaranteed by Kimberly-Clark. These leases have expiration dates ranging from 1998 through 2008 and can generally be renewed, based on fair market value at the end of the lease term, for one to three years. Five of the leases include purchase options at or near the end of the lease term at fair market value, but generally not in excess of the defined lessor's cost of the aircraft.

   As of December 31, 1997, the Company's turboprop fleet was financed under operating leases with initial lease terms of five to 12 years, and expiration dates ranging from 2001 through 2008. These leases permit renewal for various periods at rates approximating fair market value and purchase options at or near the end of the lease term at fair market value.

   Rent expense for all operating leases, excluding landing fees, was $25,435,000, $24,356,000 and $21,884,000 for 1997, 1996 and 1995,
   respectively.

   Note 5. Financing Agreements
   At December 31, 1997, the Company had available two credit facilities: (1) a $55,000,000 revolving credit facility with three banks and (2) a $20,000,000 secondary revolving credit facility with Kimberly-Clark. Borrowings under the Kimberly-Clark facility must be repaid prior to repayments on the bank credit facility. The bank credit facility requires an annual commitment fee of 12.5 basis points on the average unused commitment with interest payable on the outstanding principal balance at LIBOR plus 50 basis points. The Kimberly-Clark facility does not require a commitment fee, and interest will be at a rate equal to the then-current rate of interest under the bank credit facility plus 100 basis points. There were no outstanding borrowings under these agreements at December 31, 1997, except for letters of credit totalling approximately $11,400,000 that reduce the amount of available credit.

   During August 1997, the Company purchased a headquarters building, which it previously leased. As part of the transaction, the Company assumed $3,487,000 of long-term debt. The mortgage note has an interest rate of 8.25% and is payable in monthly installments through April 2011. Future maturities of long-term debt for the next five years are as follows:
   $117,000 in 1998; $127,000 in 1999; $138,000 in 2000; $182,000 in 2001;
   $214,000 in 2002. The fair value of the Company's borrowing under this agreement approximates its carrying value as of December 31, 1997.

   Note 6. Retirement and Benefit Plans

   Defined Benefit Plans
   Midwest Express has two defined benefit pension plans covering substantially all of its employees. The benefits for these plans are based primarily on years of service and employee compensation. It is Midwest Express' policy to annually fund at least the minimum contribution as required by the Employee Retirement Income Security Act of 1974.

   The following table sets forth the funded status of the plans at December 31 (in thousands):

                                Midwest Express     Supplemental
                                 Pension Plan        Pension Plan
                                1997      1996      1997      1996

   Benefit obligation
       Vested  . . . . . . .   $10,178    $6,243     $410      $204
       Nonvested   . . . . .     1,765     1,119       32        -
                               -------   -------  -------   -------
   Accumulated benefit
    obligation . . . . . . .   $11,943    $7,362     $442      $204
                               =======   =======  =======   =======
   Projected benefit
    obligation . . . . . . .   $18,552   $11,881   $1,152     $ 511
   Plan assets at fair value    12,331     7,449       -         -
                               -------   -------  -------   -------
   Projected benefit obligation
    less plan assets . . . .     6,221     4,432    1,152       511
   Unrecognized transition
    asset    . . . . . . . .      (109)     (131)     (19)      (23)
   Unrecognized net prior
    service cost . . . . . .        31        33      (55)      (60)
   Unrecognized net loss . .    (3,856)     (516)    (672)     (179)
   Adjustment required to
    recognize minimum
    liability  . . . . . . .        -         -        36        -
                               -------   -------  -------   -------
   Accrued pension cost  . .    $2,287    $3,818     $442      $249
                               =======   =======  =======   =======

   The weighted average discount rate used to determine the projected benefit obligation was 7.25% and 7.75% as of December 31, 1997 and 1996, respectively. The calculation also assumed a 4.25% weighted average rate of increase for future compensation levels for 1997 and 1996. The expected long-term rate of return on plan assets used in 1997 and 1996 was 10%. The unrecognized net loss is amortized on a straight-line basis over the average remaining service period of employees expected to receive a plan benefit.

   The net periodic pension cost of defined benefit pension plans since the Offering includes the following (in thousands):

                                             Midwest Express
                                               Pension Plan
                                      1997         1996         1995

   Service cost (benefits earned
    during the period) . . . . .     $1,656     $ 1,488        $ 345
   Interest cost on projected
    benefit obligations  . . . .      1,132         915          216
   Actual return on plan assets      (1,515)     (1,424)        (130)
   Net amortization and
    deferral . . . . . . . . . .        579         868           28
                                     ------     -------       ------
   Net periodic pension cost . .     $1,852     $ 1,847        $ 459
                                     ======     =======       ======

                                               Supplemental
                                               Pension Plan
                                      1997         1996         1995
   Service cost (benefits earned
    during the period) . . . . . . . $  45       $   19        $   4
   Interest cost on projected
    benefit obligations  . . . . . .    73           38            9
   Net amortization and
    deferral . . . . . . . . . . . .    39           21            5
                                     -----       ------        -----
   Net periodic pension cost . . . . $ 157       $   78        $  18
                                     =====       ======        =====


   Prior to the Offering, substantially all Midwest Express employees participated in the defined benefit pension plans of Kimberly-Clark. The liabilities related to the Kimberly-Clark benefit plans were carried on the books of Kimberly-Clark and were not allocated separately to subsidiaries. The portion of pension costs attributable to these employees and reflected as expense in the accompanying financial statements was $953,000 in 1995.

   Postretirement Health Care and Life Insurance Benefits
   Midwest Express allows retirees to participate in unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for current retirees, and are contributory for most future retirees.

   The following table sets forth the status of the plans at December 31 (in thousands):

                                           1997           1996
   Accumulated postretirement
    benefit obligation (APBO)  . . .     $2,151          $1,195
   Unrecognized net (loss) gain  . .       (254)            350
                                         ------          ------
   Accrued postretirement benefit cost   $1,897          $1,545
                                         ======          ======

   Midwest Express' APBO is unfunded. Net postretirement benefit cost since the Offering includes the following components (in thousands):


                                        1997     1996    1995
   Service cost (benefits
    attributed to service during
    the period)  . . . . . . . .        $211     $180     $43
   Interest on APBO  . . . . . .         141       89      23
   Net amortization and
    deferral . . . . . . . . . .          -        (6)     (1)
                                       -----    -----   -----
   Net postretirement
    benefit cost . . . . . . . .        $352     $263     $65
                                       =====    =====   =====


   The assumed health care cost trend rate was approximately 10% declining annually to a rate of 6% by the year 2004, and remaining level thereafter. Increasing the rate by one percentage point would not be significant. The weighted-average discount rates used in determining the APBO for 1997 and 1996 were 7.25% and 7.75%, respectively.

   Prior to the Offering, substantially all retired employees of Midwest Express participated in unfunded health care and life insurance benefit plans of Kimberly-Clark. The portion of postretirement health care and life insurance benefits costs attributable to Midwest Express' employees and reflected in the accompanying income statements was $200,000 in 1995.

   Defined Contribution Plans
   The Company has two voluntary defined contribution investment plans covering substantially all employees. Under these plans, the Company matches a portion of employee contributions. During 1995, the Company made a one-time contribution of 55,500 shares of its common stock to the Midwest Express investment plan for the benefit of Midwest Express employees. Amounts expensed and reflected in the accompanying income statements were $1,498,000, $1,175,000 and $1,958,000 in 1997, 1996 and
   1995, respectively.

   Profit Sharing Plans
   The Company has three profit sharing plans: an employee profit sharing plan for substantially all employees of Midwest Express, an employee profit sharing plan for substantially all employees of Astral and an Annual Incentive Plan for key management personnel. Company contributions for both plans currently are based entirely on achieving specified levels of profitability and are payable annually. During 1997 and 1996, the Company expensed $4,855,000 and $5,345,000 under these plans, respectively.

   Note 7. Net Income Per Share
   Effective for 1997, the Company adopted SFAS No.128, "Earnings Per Share," which established new standards for the calculation of net income per share effective for interim and annual periods ending after December 15, 1997. Accordingly, previously reported net income per share has been restated. Reconciliations of the numerator and denominator of the basic and diluted per share computations are summarized as follows (in thousands, except per share amounts):

                                                             Pro Forma
                                         1997         1996       1995
   Net Income Per Share - Basic:
     Net income (numerator)  . .      $24,940      $21,750     $17,775
     Weighted average shares
       outstanding (denominator)        9,465        9,593       9,643
                                       ------       ------      ------
     Net income per share - basic       $2.64        $2.27       $1.84
                                       ======       ======      ======
   Net Income Per Share - Diluted:
     Net income (numerator)  . .      $24,940      $21,750     $17,775
     Weighted average shares
       outstanding   . . . . . .        9,465        9,593       9,643
     Effect of dilutive securities
       Stock options   . . . . .           76           49          10
       Shares issuable under the
          1995 Stock Plan for Outside
          Directors  . . . . . .            6            2          -
                                       ------       ------      ------
     Weighted average shares
       outstanding assuming dilution
       (denominator)   . . . . .        9,547        9,644       9,653
                                       ------       ------      ------
     Net income per share -
       diluted   . . . . . . . .        $2.61        $2.26       $1.84
                                       ======       ======      ======


   Note 8. Shareholders' Equity
   In 1996, the Board of Directors adopted a shareholders' rights plan and made a dividend distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of the Company's common stock. As a result of the 3-for-2 stock split effected in May 1997, two-thirds of a Right is now associated with each share of common stock. The Rights are exercisable only if a person or entity acquires 15% or more of the common stock or announces a tender offer for 15% or more of the common stock of the Company. Each Right initially entitles its holders to buy one one-hundredth share of the Company's Series A Preferred Stock at an exercise price of $100, subject to adjustment. If a person or entity acquires 15% or more of the Company's common stock, then each Right will entitle its holder to purchase, at the Right's then-current exercise price, Company common stock valued at twice the exercise price. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights expire in 2006.

   Under the Company's 1995 Stock Option Plan, the Compensation Committee of the Board of Directors may grant options, at its discretion, to purchase shares of common stock to certain employees. An aggregate of 1,038,750 shares of common stock is reserved for issuance under the Plan. Under the Plan, options granted have an exercise price equal to 100% of the fair market value of the underlying stock at the date of grant. Granted options become exercisable 30% after the first year, 30% after the second year and the remaining 40% after the third year, unless otherwise determined, and have a maximum term of 10 years.

   Transactions with respect to the Plan have been adjusted to reflect the effect of the stock dividend and are summarized as follows:

                                                            Weighted Average
                                                    Shares   Exercise Price

   Options outstanding at January 1, 1995  . . .        -              -
      Granted  . . . . . . . . . . . . . . . . .   195,000         $12.00
                                                   -------         ------
   Options outstanding at December 31, 1995  . .   195,000          12.00
      Granted  . . . . . . . . . . . . . . . . .    15,000          21.00
      Exercised  . . . . . . . . . . . . . . . .    (6,750)         12.00
      Forfeited  . . . . . . . . . . . . . . . .   (25,500)         12.00
                                                   -------         ------
   Options outstanding at December 31, 1996  . .   177,750         $12.76
      Granted  . . . . . . . . . . . . . . . . .   190,500          24.05
      Exercised  . . . . . . . . . . . . . . . .    (4,500)         12.00
      Forfeited  . . . . . . . . . . . . . . . .    (3,000)         24.17
                                                   -------         ------
   Options outstanding at December 31, 1997  . .   360,750         $18.64
                                                   =======         ======
   Options exercisable at December 31, 1997  . .    96,750         $12.42
                                                   =======         ======


   Options exercisable at December 31, 1997 included 92,250 options with an exercise price of $12.00 and 4,500 options with an exercise price of $21.00. The following table summarizes information concerning currently outstanding options:


                                                 Weighted
                                                 Average         Weighted
                                                Remaining        Average
                                    Number     Contractual       Exercise
   Range of Exercise Prices      Outstanding       Life           Price

   $12.00  . . . . . . . . . . .  158,250        7.8 years      $12.00
   $21.00 - $24.17 . . . . . . .  202,500        9.1 years       23.82
                                  -------        ---------      ------
   Options outstanding at
    December 31, 1997  . . . . .  360,750        8.5 years      $18.64
                                  =======        =========      ======


   In 1996, the Company adopted the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and its related interpretations; accordingly, no compensation cost has been reflected in the financial statements for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                         1997        1996         1995
   Net income:
       As reported . . . . . . . .    $24,940     $21,750      $19,129
       Pro forma . . . . . . . . .    $24,461     $21,535      $19,077
   Net income per share - basic:
       As reported . . . . . . . .      $2.64       $2.27        $1.84
       Pro forma . . . . . . . . .      $2.58       $2.24        $1.84
   Net income per share - diluted:
       As reported . . . . . . . .      $2.61       $2.26        $1.84
       Pro forma . . . . . . . . .      $2.56       $2.23        $1.84


   For purposes of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                         1997        1996         1995
   Expected volatility . . . . . .      27.4%       42.2%         42.2%
   Risk-free interest rate . . . .       5.4%        5.3%          5.3%
   Forfeiture rate . . . . . . . .       5.0%        4.0%          4.0%
   Dividend rate . . . . . . . . .       0.0%        0.0%          0.0%
   Expected life in years  . . . .          5           5            5


   Note 9. Income Taxes

   The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 consisted of the following (in thousands):


                                         1997        1996         1995
   Currently payable:
   Federal . . . . . . . . . . . .    $11,314     $14,780       $8,260
   State   . . . . . . . . . . . .      2,084       2,620        1,960
                                       ------      ------       ------
                                       13,398      17,400       10,220
                                       ------      ------       ------
   Deferred (Credit):
   Federal . . . . . . . . . . . .      1,169      (3,991)       2,077
   State   . . . . . . . . . . . .        125          73          100
                                       ------      ------       ------
                                        1,294      (3,918)       2,177
                                       ------      ------       ------
   Total provision for income taxes   $14,692     $13,482      $12,397
                                       ======      ======       ======


   A reconciliation of income taxes at the U.S. federal statutory tax rate to the effective tax rate follows:

                                         1997        1996         1995
   Tax at statutory U.S. tax rates      35.0%       35.0%        35.0%
   State income taxes, net of
     federal benefit . . . . . . .        3.8         3.8          4.2
   Other, net  . . . . . . . . . .       (1.7)       (0.5)         0.1
                                        -----       -----        -----
   Provision for income taxes  . .      37.1%       38.3%        39.3%
                                        =====       =====        =====

   Temporary differences that gave rise to the deferred tax assets and liabilities comprise the following (in thousands):

                                                     1997         1996
   Current deferred income tax assets
    attributable to:
   Accrued liabilities . . . . . .                 $1,742       $1,115
   Maintenance expense liability .                  2,633        1,926
   Other   . . . . . . . . . . . .                    280          293
                                                   ------       ------
   Net current deferred tax assets                 $4,655       $3,334
                                                   ======       ======
   Noncurrent deferred income tax assets
    (liabilities) attributable to:
   Excess of tax over book
    depreciation . . . . . . . . .               $(18,997)    $(17,585)
   Maintenance expense liability .                  2,943        3,011
   Pension liability . . . . . . .                  1,831        2,186
   Other   . . . . . . . . . . . .                  1,714        2,494
                                                  -------       ------
   Net noncurrent deferred tax liabilities       $(12,509)     $(9,894)
                                                  =======       ======


   In connection with the Offering, the Company, Midwest Express, Astral and Kimberly-Clark entered into a Tax Allocation and Separation Agreement
   ( 'Tax Agreement''). Pursuant to the Tax Agreement, the Company is treated for tax purposes as if it purchased all of Midwest Express' assets at the time of the Offering, and as a result, the tax bases of Midwest Express' assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. This additional basis is expected to result in increased income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company will pay to Kimberly-Clark the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit), as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. In the event of certain business combinations or other acquisitions involving the Company, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits or carryovers of businesses other than those historically conducted by Midwest Express or the Company. Except for the 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax bases of Midwest Express' assets. The effect of the retained 10% benefit is reflected in the financial statements as a reduction in the Company's provision for income taxes.

   Note 10. Related Party Transactions
   Prior to the Offering, Kimberly-Clark provided various administrative and financial services to the Company, including management information systems, employee benefits administration, legal, tax, treasury, accounting and risk management services, and certain other corporate staff and support services. Costs allocated to the Company for these services were based on methods that management believes are reasonable, including use of time estimates, headcount and transaction statistics, and similar activity-based data.

   The costs allocated and other intercompany transactions between Kimberly-Clark and affiliated companies and the Company were as follows for the year ended December 31, 1995 (in thousands):

                                                     1995
   Operating revenues      . . . . . . . . . .   $  4,106
   Operating expenses      . . . . . . . . . .     (1,260)
   Interest income         . . . . . . . . . .      1,428

   Prior to the Offering, the Company had participated in Kimberly-Clark's cash management program, under which the Company's cash needs were funded by Kimberly-Clark, and the Company's excess cash was advanced to Kimberly-Clark.


   Note 11. Commitments and Contingencies
   At December 31, 1997, the Company had purchase commitments approximating $12,219,000 for capital expenditures.

   In February 1997, Midwest Express committed $9,250,000 over 15 years for the naming rights to the Midwest Express Center, an 800,000-square-foot convention center in Milwaukee scheduled to open in July 1998.

   During 1997, the Company executed definitive purchase documents to acquire eight McDonnell Douglas MD-80 series aircraft. The Company will take delivery of four of the aircraft in 1998 and four of the aircraft in 1999. The Company expects that this entire project, including aircraft refurbishment, modification and support equipment, will cost approximately $120,000,000 through the year 2000.

   The Company is a party to routine litigation incidental to its business. In the opinion of management, the final disposition of these matters will have no material adverse effect on the consolidated financial statements.

   [page 36]

   MIDWEST EXPRESS HOLDINGS, INC.
   QUARTERLY FINANCIAL SUMMARY (UNAUDITED)
   (In Thousands, Except Per Share Data)

                                      Three Months Ended
   1997                   March 31    June 30   September 30   December 31

   Operating revenues      $79,920    $83,344       $89,399       $91,894
   Operating expenses       73,447     74,837        77,611        80,192
   Operating income          6,473      8,507        11,788        11,702
   Income before income
    taxes                    6,769      8,830        12,003        12,029
   Income taxes              2,538      3,232         4,445         4,476
   Net income                4,231      5,598         7,558         7,553
   Net income per share -
    basic                     0.45       0.59          0.80          0.80
   Net income per share -
    diluted                   0.44       0.58          0.79          0.79

                                      Three Months Ended
   1997                   March 31    June 30   September 30   December 31

   Operating revenues      $66,608    $76,845       $83,123       $78,170
   Operating expenses       62,192     66,250        69,792        72,153
   Operating income          4,416     10,595        13,331         6,017
   Income before income
    taxes                    4,672     10,697        13,568         6,295
   Income taxes              1,836      4,107         5,211         2,328
   Net income                2,836      6,590         8,357         3,967
   Net income per share -
    basic                     0.29       0.69          0.88          0.42
   Net income per share -
    diluted                   0.29       0.68          0.87          0.42



   SHAREHOLDER INFORMATION

   Headquarters
   Midwest Express Holdings, Inc.
   6744 South Howell Avenue
   Oak Creek, Wisconsin  53154-1402
   (414) 570-4000

   Transfer Agent and Registrar

   Firstar Trust Company
   Milwaukee, Wisconsin

   Independent Auditors
   Deloitte & Touche LLP
   Milwaukee, Wisconsin

   Annual Meeting

   The Annual Meeting of Midwest Express Holdings, Inc. will be held at 10 a.m. on Wednesday, April 22, 1998, at The Wyndham Milwaukee Center Hotel, 139 East Kilbourn Avenue, Milwaukee. Shareholders of record on March 3, 1998, will be mailed an official notice of the meeting.

   Financial Reports

   Form 10-K (without exhibits) and other reports filed with the Securities and Exchange Commission are available without charge upon written request from the company's Investor Relations department at the headquarters address.

   Common Stock

   Midwest Express Holdings, Inc. (symbol: MEH) common stock trades on the New York Stock Exchange. As of December 31, 1997, there were 9,642,807 shares of common stock issued and 612 registered shareholders.
   Following are low and high prices per share for the past two years, adjusted to reflect a 3-for-2 stock split on May 28, 1997.

                                1997                1996

   First Quarter          $22 1/2    25 15/16   $17         25
   Second Quarter         $24 9/16   33         $19 7/16    25 13/16
   Third Quarter          $22 1/2    32 3/8     $16 5/16    21 5/16
   Fourth Quarter         $30        39 5/8     $19 9/16    24 1/2

   The company has not paid a cash dividend since its initial public offering.