Form 10-K405, Exhibit 13
period 1998-12-31
MIDWEST EXPRESS HOLDINGS INC
filed 1999-03-25
CIK 948845

EXHIBIT 13

      FIVE - YEAR FINANCIAL AND OPERATING DATA

MIDWEST EXPRESS HOLDINGS, INC.
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)






                                                1998         1997           1996           1995           1994
Statement of Income Data:
Total operating revenues...............        $388,874     $344,557       $304,746       $259,155       $203,592
Total operating expenses...............         333,219      306,087        270,387        227,781        192,328
Operating income.......................          55,655       38,470         34,359         31,374         11,264
Net income.............................          35,869       24,940         21,750         19,129          6,662
Net income per share-basic(1)..........            2.54         1.76           1.51           1.23           0.33
Net income per share-diluted(1)........            2.51         1.74           1.50           1.23           0.33

Balance Sheet Data:
Property and equipment, net ...........         160,583       89,156         70,903         55,919         57,626
Total assets...........................         220,477      166,748        129,135         92,833         95,436
Intercompany receivable(2).............               0            0              0             61         17,923
Long-term debt.........................           3,206        3,333              0              0              0
Shareholders' equity...................         $97,632      $63,398        $40,341        $21,264        $37,840

Selected Operating and Other Date(3):
Midwest Express Airlines:
  Revenue passenger miles (000s).......       1,623,659    1,409,528      1,239,966      1,150,338        972,809
  Available seat miles (000s)..........       2,498,543    2,198,179      1,954,151      1,794,924      1,600,437
  Passenger load factor (%)............           65.0%        64.1%          63.5%          64.1%          60.8%
  Revenue yield (cents per RPM)........            19.2         19.4           19.3           17.8           16.7
  Cost per total ASM (cents per mile)..            11.8         12.1           12.0           11.0           10.8
  Aircraft in service at year-end......              27           24             22             19             19
  Average aircraft utilization
    (hours per day)....................             9.1          9.3            9.2            9.0            8.6
  Number of FTE employees at year-end..           2,133        1,889          1,624          1,411          1,334

Astral Aviation, d/b/a Skyway Airlines(4):
  Revenue passenger miles (000s).......          77,547       69,277         71,165         66,415         43,219
  Available seat miles (000s)..........         160,772      158,912        160,488        156,113        103,759
  Passenger load factor (%)............           48.2%        43.6%          44.3%          42.5%          41.7%
  Revenue yield (cents per RPM)........            52.9         55.1           52.7           49.9           48.3
  Cost per total ASM (cents per mile)..            23.7         23.8           21.6           19.4           17.9
  Aircraft in service at year-end......              15           15             15             15             13
  Average aircraft utilization
    (hours per day)....................             8.1          7.7            7.8            7.9            7.9
  Number of FTE employees at year-end..             322          277            245            217            177


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


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

1998 Overview
1998 operating income for Midwest Express Holdings, Inc. (the "Company") was $55.7 million, an increase of $17.2 million over 1997. Net income in 1998 increased by $10.9 million to $35.9 million. The favorable change in financial results was primarily caused by continued strong demand for air travel, successful results of new operations, lower fuel prices, reduced travel agent commissions and improved results from supplemental revenue programs.

The Company increased scheduled service capacity in 1998 by 12.8%, while traffic increased 15.0%. This resulted in a load factor increase of 1.3 points. Midwest Express Airlines, Inc. ("Midwest Express") put three additional aircraft in service. The principal new routes include Milwaukee-Hartford (May); Milwaukee-Raleigh/Durham (August); Kansas City-Raleigh/Durham (October). In addition, year-round service between Milwaukee-Phoenix (December) and weekend service between Omaha-Orlando (December) was initiated. These routes contributed favorably to 1998 profitability.

The Company benefited significantly from lower fuel prices in 1998, which averaged 22.3% less than 1997, and resulted in a favorable impact on operating income of $12.2 million. Also, a reduced travel agent commission structure combined with a shift in ticket distribution methods resulted in a $5.8 million positive impact on operating income.

Improved results from supplemental revenue programs also favorably impacted 1998 financial results. Midwest Express' credit card program generated $2.7 million additional revenue in 1998 than 1997 and ticket exchange fees increased $1.2 million. Partially offsetting these improvements was a $2.0 million decrease in charter revenue due to not having a dedicated aircraft for charters much of the year and the delay in the start of the NBA basketball season.

Operating expenses increased 8.9% primarily due to 12.8% increased capacity. Significant increases occurred in labor, maintenance, depreciation, dining services and aircraft rentals, which are explained in subsequent sections.

The following table provides operating revenues and expenses for the Company expressed as cents per total available seat miles ("ASM"), including charter operations, and as a percentage of total operating revenues for 1998, 1997 and 1996:


                                          1998               1997                1996
                                       Per                Per                 Per
                                      Total              Total               Total
                                       ASM       %        ASM       %         ASM       %
                                    (in cents)         (in cents)          (in cents)
Operating revenues:
 Passenger service..................  13.12    90.8%     12.95    90.3%      12.81    90.8%
 Cargo..............................   0.44     3.0%      0.48     3.3%       0.52     3.7%
 Other..............................   0.90     6.2%      0.92     6.4%       0.77     5.5%
                                      -----   -----      -----   -----       -----   -----
Total operating revenues............  14.46   100.0%     14.35   100.0%      14.10   100.0%

Operating expenses:
 Salaries,  wages and benefits......   4.18    28.9%      3.84    26.7%       3.61    25.6%
 Aircraft fuel and oil..............   1.60    11.0%      2.09    14.5%       2.19    15.5%
 Commissions........................   1.12     7.7%      1.31     9.2%       1.31     9.3%
 Dining services....................   0.73     5.0%      0.72     5.0%       0.70     4.9%
 Station rental/landing/other fees..   0.96     6.7%      1.02     7.1%       1.00     7.1%
 Aircraft maintenance materials/
  repairs...........................   1.37     9.5%      1.17     8.2%       0.99     7.0%
 Depreciation and amortization......   0.37     2.6%      0.36     2.5%       0.35     2.5%
 Aircraft rentals...................   0.72     5.0%      0.73     5.1%       0.74     5.3%
 Other..............................   1.34     9.3%      1.51    10.5%       1.62    11.5%
                                      -----   -----      -----   -----       -----   -----
Total operating expenses............  12.39    85.7%     12.75    88.8%      12.51    88.7%
                                      =====   =====      =====   =====       =====   =====
Total ASMs (millions)............... 2,689.7            2,401.3             2,160.9

Note: Numbers in this table cannot be recalculated due to rounding.


                          Year Ended December 31, 1998
                    Compared to Year Ended December 31, 1997

Operating Revenues
The Company's operating revenues totaled $388.9 million in 1998, a $44.3 million, or 12.9%, increase over 1997. Passenger revenues accounted for 90.8% of total revenues and increased $41.9 million, or 13.5%, from 1997 to $352.9 million. The increase was primarily attributable to a 15.0% increase in passenger volume, as measured by revenue passenger miles, offset by a 1.4% decrease in revenue yield.

Midwest Express' passenger revenue increased $39.0 million to $311.9 million, or 14.3%, from 1997. This increase was caused by a 13.7% increase in passengers carried and a 1.3% increase in passenger trip length, partially offset by a .8% decrease in revenue yield. Midwest Express' capacity, as measured by scheduled service ASMs, increased 13.7%. The increase in capacity was primarily due to three additional jet aircraft added to scheduled service during the year. Load factor increased to 65.0% in 1998 from 64.1% in 1997. The slight decrease in revenue yield was caused by increased competitive pricing in some markets.

Passenger revenue at Astral Aviation, Inc. ("Skyway") increased $2.9 million to $41.1 million, or 7.7%, in 1998. This increase was caused by a 14.3% increase in passengers carried, offset by a 3.8% decrease in revenue yield. Total capacity increased by 1.2%, while load factor increased from 43.6% to 48.2% in 1998. Skyway's results benefited from several schedule changes and traffic diverted to Skyway during and following Northwest Airlines' pilots' strike.

Mail and cargo revenue increased $.3 million, or 2.6%, in 1998 due to the new markets added during the year.

Revenue from other services  increased $2.1 million,  or 9.6%, in 1998.  Midwest
Express benefited from increased revenue of $2.7 million from the Midwest Express MasterCard program and $1.2 million in fees from ticket exchanges. Charter service revenue decreased $2.0 million due to delays placing new aircraft in scheduled service, requiring the use of the dedicated charter aircraft. Since Midwest Express provides charter service to several NBA teams, the delayed start-up of the NBA season also negatively affected charter service revenue.

Operating Expenses
1998 operating expenses increased $27.1 million, or 8.9%, from 1997, primarily due to higher labor costs, increased profit sharing, higher maintenance costs and expenses associated with expanded operations. On a cost per total ASM basis, Midwest Express' operating expenses decreased 2.6%, from 12.14(cent) to 11.82(cent) in 1998. Cost per total ASM at Skyway decreased .2% from 23.75(cent) to 23.70(cent) in 1998.

Salaries, wages and benefits increased $20.1 million, or 21.8%, from 1997. On a cost per total ASM basis, these costs increased from 3.84(cent) in 1997 to 4.18(cent), or 8.7%, in 1998. Major contributors to the labor cost increase included additional employees necessary for expanded service and administrative requirements throughout the system, increased labor rates and increased fringe benefit costs. The labor rate increase was due to an increase in pay scales for most operations employees at Midwest Express effective in January 1998, as well as merit increases for salaried employees. These rate adjustments were implemented based on industry salary surveys and management's desire to increase pay scales to maintain a competitive position in the industry. Salaries, wages and benefits were adversely affected by unanticipated delays in completing new aircraft modifications and refurbishments as initially scheduled. This delay caused a temporary excess in aircraft flight crews. Profit sharing and incentive plan costs increased $5.0 million in 1998. The profit sharing and incentive plans benefit substantially all employees and depend almost entirely on achieving certain levels of profitability.

Aircraft fuel and oil and associated taxes decreased $7.2 million, or 14.3%, from 1997. The decrease was primarily the result of into-plane fuel prices decreasing 22.3% in 1998, averaging 56.8(cent) per gallon versus 73.1(cent) in 1997. The decrease was partially offset by fuel consumption that increased 10.4% in 1998 primarily because Midwest Express operated 9.4% more aircraft hours. The Company experienced continued low fuel costs in January 1999, averaging 51.2(cent) per gallon.

Commissions to travel agents and credit card companies decreased by $1.5 million in 1998, or 4.6%. Commissions, as a percent of passenger revenue, decreased to 8.5% in 1998 from 10.1% in 1997. Most of the reduction was due to the new commission rate structure implemented in the third quarter of 1997, which lowered travel agent commissions from 10% to 8%. In addition, more revenue was realized in 1998 from direct sales via the Company's reservation center, Web site and ticket counters.

Dining services increased by $2.5 million, or 14.3%, due to a 13.7% increase in passenger volume at Midwest Express. Total dining services costs (including food, beverages, linen, catering equipment and supplies) increased from $11.11 per Midwest Express passenger in 1997 to $11.17 in 1998.

Station rental, landing and other fees increased by $1.4 million, or 5.7%, in 1998. Midwest Express' airport costs increased $1.3 million as a result of a 7.6% increase in flight segments. In addition, the Company incurred higher facility costs and landing fees.

Aircraft maintenance, materials and repairs increased by $8.8 million, or 31.1%, from 1997. Midwest Express' maintenance costs increased by $9.4 million, or 41.5%, and Skyway's maintenance costs decreased $.6 million, or 10.9%. The increase was attributable to more flight hours at Midwest Express, higher costs for major aircraft maintenance that required outsourcing, an increase in accrual rates for future engine and aircraft overhauls and higher aircraft component repair costs.

Depreciation and amortization increased by $1.4 million, or 15.9%, in 1998, primarily as a result of the depreciation associated with aircraft placed in service, capitalized maintenance and aircraft engine hush kits installed in 1998.

Aircraft rental costs increased $1.8 million, or 10.5%, in 1998 as a result of Midwest Express leasing two additional aircraft.

Other operating expenses decreased by $.2 million, or .5%, from 1997. Other operating expenses consist primarily of advertising and promotion, insurance, property taxes, reservation fees, administration and other items. The decrease was due to a $1.1 million non-recurring airport rental credit received from Milwaukee County due to an airport rental surplus, and lower hull and liability insurance costs. This was offset by higher passenger booking fees, property taxes, and professional and financial services. Other operating expenses on a cost per total ASM basis decreased 11.2% to 1.34(cent) in 1998 from 1.51(cent) in 1997.

Interest Income
Interest income reflects interest earned on the Company's cash and cash equivalents.

Provision for Income Taxes
Income tax expense in 1998 was $21.2 million, an increase of $6.5 million from 1997. The effective tax rate for 1998 and 1997 was 37.1%. For purposes of calculating the Company's income tax expense and effective tax rate, the Company treats amounts payable to an affiliate of Kimberly-Clark, under a tax allocation and separation agreement entered into in connection with the Company's initial public offering, as if they were payable to taxing authorities.

Net Income
Net income increased $10.9 million, or 43.8%, in 1998. The net income margin increased to 9.2% in 1998 from 7.2% in 1997.

                          Year Ended December 31, 1997
                    Compared to Year Ended December 31, 1996

Operating Revenues
The Company's operating revenues totaled $344.6 million in 1997, a $39.8 million, or 13.1%, increase over 1996. Passenger revenues accounted for 90.3% of total revenues and increased $34.2 million, or 12.4%, from 1996 to $311.0 million. The increase was attributable to a 12.8% increase in passenger volume, as measured by revenue passenger miles, offset by a .4% decrease in revenue yield.

Midwest Express' passenger revenue increased $33.6 million to $272.9 million, or 14.1%, from 1996. This increase was caused by a 12.3% increase in passengers carried and a .3% increase in revenue yield. Midwest Express' capacity, as measured by scheduled service ASMs, increased 12.5%. The increase in capacity is primarily due to the addition of two DC-9 aircraft to scheduled service during the year. Load factor increased to 64.1% in 1997 from 63.5% in 1996. During the year, revenue yield was negatively impacted by the reinstatement of the federal excise tax on passenger tickets effective March 7, 1997, and competitive pricing pressures on several new routes. Service initiated in March 1997 in the Milwaukee-Orlando market resulted in lower yields as expected, but higher load factors than the remainder of the Midwest Express system. Fare increases late in the third quarter of 1997 contributed favorably to revenue yield. Passenger revenue at Skyway increased by $.6 million to $38.1 million, or 1.6%, in 1997. This increase was caused by a 4.4% increase in revenue yield, offset by a 4.3% decrease in passengers carried. Total capacity decreased 1.0%, as one aircraft was required for scheduled maintenance during most of the year. Load factor decreased to 43.6% in 1997 from 44.3% in 1996.

Mail and cargo revenue increased $.2 million, or 1.3%, in 1997. This increase was due to the aircraft added to scheduled service during the year.

Revenue from other services increased $5.4 million, or 32.6%, in 1997. Midwest Express benefited from increased revenue of $2.3 million from the Midwest
Express MasterCard program and additional ground service contracts of $1.2 million. Charter service revenue increased $1.2 million, because Midwest Express had one aircraft dedicated to charter operations during the first four months of 1997 but did not have a dedicated aircraft until the second quarter of 1996. During portions of the second and third quarters of 1997, Midwest Express had delays with an aircraft refurbishment that required the use of the dedicated charter jet aircraft for scheduled service.

Operating Expenses
1997 operating expenses increased $35.7 million, or 13.2%, from 1996, primarily due to expanded operations. On a cost per total ASM basis, Midwest Express' operating expenses increased 1.4%, from 11.97(cent) in 1996 to 12.14(cent) in 1997. Cost per total ASM at Skyway increased 10.0% from 21.59(cent) to 23.75(cent) in 1997.

Salaries, wages and benefits increased $14.2 million, or 18.2%, from 1996. On a cost per total ASM basis, these costs increased from 3.61(cent) in 1996 to 3.84(cent), or 6.4%, in 1997. The labor cost increase was primarily due to an increase in the number of employees necessary for expanded service and administrative requirements. Midwest Express added employees throughout the organization to support the aircraft placed in service during 1996 and 1997. In addition, employees were added to support aircraft ground handling operations in Boston, Kansas City and Washington, D.C., which were previously contracted from other airlines. Salaries, wages and benefits were also adversely affected by an unanticipated delay in completing several new aircraft modifications and refurbishments as initially scheduled. This delay caused a temporary excess in aircraft flight crews during 1997's second and third quarters. The labor cost increase was also due to an adjustment in pay scales for most operations employees at Midwest Express effective in January 1997. These rate adjustments were implemented based on industry salary surveys and management's desire to increase pay scales to maintain a competitive position in the industry. Profit sharing decreased $.5 million in 1997 from 1996.

Aircraft fuel and oil and associated taxes increased $2.8 million, or 6.0%, from 1996. Into-plane fuel prices decreased 5.3% in 1997, averaging 73.1(cent) per gallon in 1997 and 77.2(cent) in 1996. Fuel consumption increased 12.0% in 1997 because Midwest Express operated 12.1% more aircraft hours.

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

Dining services increased by $2.1 million, or 13.9%, due to increased passenger volume. Total dining services costs (including food, beverages, linen, catering equipment and supplies) increased from $10.95 per Midwest Express passenger in 1996 to $11.11 in 1997.

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

The increased cost was partially offset by lower lease costs for Skyway's 15 turboprop aircraft that were refinanced in the second and third quarters of 1996, and the decision to exercise purchase options on two leased aircraft in October 1996. In addition, the Company leased a second spare engine for its MD-88 aircraft for nine months during 1997.

Other operating expenses increased by $1.2 million, or 3.5%, from 1996. Other operating expenses consist primarily of advertising and promotion, insurance, property taxes, reservation fees, administration and other items. Expenses increased due to additional overnight costs associated with flight schedule changes, professional and financial services, software costs, and telecommunication costs. The increased costs were partially offset by decreases in property taxes, facilities rental, and headquarters relocation costs. Other operating expenses on a cost per total ASM basis decreased 6.9% from 1.62(cent) in 1996 to 1.51(cent) in 1997.

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

                        Liquidity and Capital Resources

The Company's cash and cash equivalents totaled $13.5 million at December 31, 1998 compared to $32.1 million at December 31, 1997. Net cash provided by operating activities totaled $57.5 million during 1998. Net cash used in investing activities totaled $83.8 million, primarily due to capital expenditures of $86.2 million, including $11.9 million of purchase deposits on flight equipment. Net cash provided by financing activities totaled $7.7 million during 1998.

The Company had a working capital deficit of $42.5 million as of December 31, 1998, versus a $12.9 million deficit on December 31, 1997. The working capital deficit is primarily due to the Company's air traffic liability (which represents deferred revenue for advance bookings, whereby passengers have purchased tickets for future flights which is recognized when the passenger travels). Because of this, the Company expects to operate at a working capital deficit, which is not unusual for the industry.

As of December 31, 1998, the Company's two credit facilities, a $55.0 million revolving bank credit facility and a $20.0 million secondary revolving credit facility with Kimberly-Clark, have not been used, except for letters of credit totaling approximately $16.1 million that reduce the amount of available credit. The letters of credit are used to secure certain reserve amounts for stipulated airframe and engine maintenance on Midwest Express' MD-88 aircraft, support financing on the Company's new maintenance facility and for various other purposes.

Capital expenditures totaled $86.2 million for the period ended December 31, 1998, including $11.9 million of purchase deposits on flight equipment. Expenditures consisted primarily of aircraft purchases and refurbishment costs. Other capital expenditures included capitalized engine and airframe overhauls and aircraft engine hush kit components. The Company expects to incur $63.5 million of capital spending in 1999, $37.8 of which is associated with the MD-80 aircraft acquisition program. The remaining spending primarily relates to maintenance projects, including completion of the aircraft hush kit program and acquisition of spare engines and capitalized spare parts. This capital spending excludes the Company's five aircraft regional jet program, as the decision to lease versus own these aircraft has not been completed.

During 1997 the Company executed definitive purchase documents to acquire eight McDonnell Douglas MD-80 series aircraft. The Company financed the first four deliveries, including refurbishment costs, in 1998 primarily using internal cash flow, and expects to finance the remaining four aircraft using internal cash flow as well.

Leases relating to three Midwest Express jet aircraft are guaranteed by Kimberly-Clark. The Company pays Kimberly-Clark a guarantee fee equal to 1.25% annually of the outstanding lease commitments. Kimberly-Clark will continue to guarantee the leases for the three aircraft until the expiration of their initial lease terms. The first of these jet aircraft leases expires in 2001. Aircraft lease guarantee fees will be approximately $.1 million in 1999.

The Company's Board of Directors has authorized a $15.0 million common stock repurchase program. During the third quarter of 1998, the Company repurchased 65,300 shares of common stock totaling $2.0 million. As of December 31, 1998, the Company purchased a total of 418,625 shares of common stock at a cost of $6.8 million under the share repurchase program.

In October 1998 Midwest Express moved into a newly constructed maintenance facility that is owned by Milwaukee County and located at General Mitchell International Airport. To finance the estimated $8.3 million project, the City of Milwaukee issued variable-rate demand industrial development revenue bonds. The Company's variable rent payments are based on the current interest rate on the City of Milwaukee's outstanding bonds over the 32-year lease term. The bonds are secured by a promissory note between Midwest Express and the City of Milwaukee, with further security provided by Firstar Bank Milwaukee, N.A.

The Company believes existing cash and cash equivalents, cash flow from operations, funds available from credit facilities and available long-term financing for the acquisition of jet aircraft will be adequate to meet its current and anticipated working capital requirements and capital expenditures.

                              Pending Developments

Forward-Looking Statements -- This Annual Report, and particularly this Pending Developments section, contains forward-looking statements that may state the Company's or management's intentions, hopes, beliefs, expectations or predictions for the future. The Company's actual results could differ materially from those projected results due to factors that include, but are not limited to, uncertainties related to general economic factors, industry conditions, scheduling developments, government regulations, aircraft maintenance and refurbishment schedules, potential delays related to acquired aircraft and year 2000 compliance. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's prospectus dated May 23, 1996 included in the Registration Statement on Form S-1 No. 333-03325.

MD-80 Series Aircraft -- During January 1999 Midwest Express placed into service the second and third of eight MD-80 series aircraft the Company agreed to purchase in 1997. The fourth and fifth aircraft are presently being refurbished with in-service dates scheduled for May and August. The sixth aircraft will be received in March and placed in service in October 1999. The seventh and eighth aircraft will be received in the fourth quarter and will enter service in early 2000. The Company has financed all deliveries thus far with internal cash flow and expects to do the same for the remaining aircraft. These aircraft will be used to increase capacity on the Company's high-traffic routes and expand service in existing or new markets.

Regional Jet Aircraft -- Astral Aviation expects to take delivery of the first of five new Fairchild Aerospace 328JET aircraft in June 1999. All five are expected to be in service by the end of 1999. The Company also holds options for 10 additional aircraft to support future growth, which are exercisable after 2001. Plans for these 32-passenger aircraft have not been announced. The Company expects that the cost of these five aircraft, including purchase price and support equipment, will total approximately $55.0 million, and will be financed as deliveries take place. The Company is continuing to evaluate financing alternatives.

Labor Relations -- In December 1997 Midwest Express pilots elected the Air Line Pilots Association ("ALPA") for representation in collective bargaining. Negotiations are in progress. In January 1998, Skyway pilots represented by ALPA ratified a four-year labor contract. No other employees in the Company are currently unionized.

Sales Taxes -- During 1996 the Wisconsin Department of Revenue asserted that Wisconsin sales taxes should be paid in connection with Midwest Express' purchase of meals from its food caterer. While Midwest Express does not believe any such sales tax is payable, if the Department of Revenue successfully asserts its position, then Midwest Express would be liable for back taxes and associated interest of approximately $.7 million, and would have to pay approximately $.3 million in additional sales taxes annually in the future.

Year 2000 -- The Company established a year 2000 team in January 1998 to evaluate and remediate any year 2000 issues. As a result of the Company becoming publicly owned in September 1995, many systems required immediate replacement. All of the replacement systems purchased were represented to be year 2000 compliant by their respective vendors. In mid-1997, the Company designed and implemented a technology infrastructure comprising almost all
year-2000-compliant   products.

Notwithstanding the above, the Company has developed plans to address issues related to the impact of the year 2000 on its business. The Company's Year 2000 Project involves five phases: Awareness, Inventory/Assessment, Renovation, Validation and Implementation. Internal financial, operational, non-information technology systems and external interfaces have been inventoried and assessed, and plans have been developed to remediate any non-compliant systems. The Company has one major internally developed and maintained system that requires modifications. This system -- which is used for purchasing, inventory, accounts payable and aircraft maintenance planning and records -- is scheduled to be modified by September 1999. The Company is also evaluating systems that include embedded technology, such as microcontrollers in aircraft parts, airport equipment and facility infrastructures. The Company estimates that the total cost of achieving year 2000 readiness will approximate $1.0 million, approximately 50% of which is from reallocation of existing internal resources.

The Company realizes that preparedness is also predicated on many external factors. Therefore, the Company is actively pursuing suppliers and vendors to evaluate their respective levels of preparedness. Questionnaires have been mailed to the most critical suppliers and vendors, and evaluation of their preparedness is in process. Follow-up action is dictated by the priority of the service or commodity used, and the response received. The Company is also participating with the airline industry to identify potential year 2000 issues at airports and within industry infrastructure, including common vendors, suppliers, government agencies and the Federal Aviation Administration ("FAA"). FAA operations are made possible by many critical computer systems; without these specialized systems, the FAA could not effectively control the current level of air traffic, target airlines for inspection, or provide up-to-date weather conditions to pilots and air traffic controllers.

The implications for the Company, a critical vendor or supplier, or the FAA of not being prepared for the year 2000 could have a material adverse effect on the Company, resulting in customer inconvenience, increased costs, grounded or delayed flights, or a degraded level of safety. To be prepared to address unexpected occurrences, contingency plans will be developed during the first six months of 1999 for those scenarios within the Company's control. However, due to the complexity and pervasiveness of the year 2000 issue, and in particular the uncertainty regarding the compliance programs of third parties, no assurance can be given that the Company's estimates will be achieved, and actual results could differ materially from those anticipated.

Maintenance Program -- The Company is evaluating a new program for performing airframe maintenance overhauls in 1999 that may necessitate a change in accounting principle. This proposed change will eliminate accruals of heavy maintenance expense and amortization of capitalized maintenance, which will result in such costs being expensed as incurred. Under the proposed program, major airframe maintenance will be performed at more frequent intervals and many duplicate tasks eliminated. The Company believes that the financial impact of making the required change will not be material to the Company's consolidated financial position, results of operations or cash flows.

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

Based on its assessment of internal control as of December 31, 1998, management believes its system of internal control over the preparation of financial statements and the safeguarding of assets is effective.


/s/ Timothy E. Hoeksema
Timothy E. Hoeksema
Chairman, President and Chief Executive Officer


/s/ Robert S. Bahlman
Robert S. Bahlman
Senior Vice President and Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Midwest Express Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Midwest Express Holdings, Inc. and its subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Midwest Express Holdings, Inc. and its subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
January 29, 1999

                       CONSOLIDATED STATEMENTS OF INCOME

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                         1998       1997        1996
Operating revenues:
  Passenger service................   $352,933   $311,022    $276,792
  Cargo............................     11,761     11,466      11,316
  Other............................     24,180     22,069      16,638
                                      --------   --------    --------
    Total operating revenues.......   $388,874   $344,557    $304,746
                                      --------   --------    --------

Operating expenses:
  Salaries, wages and benefits.....    112,315     92,207      78,015
  Aircraft fuel and oil............     42,925     50,107      47,274
  Commissions......................     30,080     31,535      28,310
  Dining services..................     19,633     17,181      15,078
  Station rental, landing and
   other fees......................     25,933     24,526      21,652
  Aircraft maintenance materials
   and repairs.....................     36,961     28,190      21,316
  Depreciation and amortization....     10,021      8,645       7,663
  Aircraft rentals.................     19,290     17,453      16,054
  Other............................     36,061     36,243      35,025
                                      --------   --------    --------
    Total operating expenses           333,219    306,087     270,387
                                      --------   --------    --------
Operating income...................     55,655     38,470      34,359
                                      --------   --------    --------

Other income (expense):
  Interest income..................      1,727      1,419       1,084
  Interest expense.................       (280)       (95)          -
  Other, net.......................        (75)      (162)       (211)
                                      --------   --------    --------
    Total other income (expense)...      1,372      1,162         873
                                      --------   --------    --------

Income before income taxes.........     57,027     39,632      35,232
Provision for income taxes.........     21,158     14,692      13,482
                                      --------   --------    --------
Net income.........................   $ 35,869   $ 24,940    $ 21,750
                                      ========   ========    ========

Net income per share - basic.......      $2.54      $1.76       $1.51
                                         =====      =====       =====
Net income per share - duluted.....      $2.51      $1.74       $1.50
                                         =====      =====       =====


See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1998 AND 1997
(DOLLARS IN THOUSANDS)

                                                             1998       1997

                                     ASSETS
Current assets:
  Cash and cash equivalents..........................    $ 13,455   $ 32,066
  Accounts receivable:
    Traffic, less allowance for doubtful accounts
     of $251 in 1998 and $231 in 1997................       5,450      5,106
    Other receivables................................       3,804        444
                                                         --------   --------
      Total accounts receivable......................       9,254      5,550
  Inventories........................................       4,020      3,942
  Prepaid expenses:
    Commissions......................................       2,931      1,509
    Other............................................       3,427      1,905
                                                         --------   --------
      Total prepaid expenses.........................       6,358      3,414
  Aircraft and modifications intended to be
    financed by sale and leaseback transactions......         951      6,000
  Deferred income taxes..............................       5,521      4,655
                                                         --------   --------
      Total current assets...........................      39,559     55,627
                                                         --------   --------
  Property and equipment, net........................     160,583     89,156
  Landing slots and leasehold rights, less
    accumulated amortization of $2,178 in
    1998 and $1,850 in 1997..........................       4,572      4,900
  Purchase deposits on flight equipment..............      13,383     14,500
  Other assets.......................................       2,380      2,565
                                                         --------   --------
  Total assets.......................................    $220,477   $166,748
                                                         ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable...................................    $  5,064   $  5,560
  Air traffic liability..............................      35,285     28,934
  Accrued liabilities:
    Scheduled maintenance expense....................       5,182      7,115
    Accrued profit sharing...........................       9,518      4,855
    Vacation pay.....................................       4,066      3,586
    Frequent Flyer awards............................       3,653      3,400
    Other............................................      19,253     15,033
                                                         --------   --------
      Total current liabilities......................      82,021     68,483
                                                         --------   --------
Long-term debt.......................................       3,206      3,333
Deferred income taxes................................      13,647     12,509
Noncurrent scheduled maintenance expense.............      12,082      7,594
Accrued pension and other postretirement benefits....       6,201      5,462
Other noncurrent liabilities.........................       5,688      5,969
                                                         --------   --------
Total liabilities....................................     122,845    103,350
                                                         --------   --------
Shareholders' equity:
  Preferred stock, without par value, 5,000,000
   shares authorized, no shares issued or
   outstanding.......................................           -          -
  Common stock, $.01 par value, 25,000,000 shares
   authorized, no shares issued or outstanding.......         145         96
  Additional paid-in capital.........................       9,680      9,531
  Treasury stock, at cost; 381,015 shares in
   1998 and 223,490 shares in 1997...................      (6,401)    (4,572)
  Retained earnings..................................      94,208     58,343
                                                         --------   --------
Total shareholders' equity...........................      97,632     63,398
                                                         --------   --------
Total liabilities and shareholders' equity...........    $220,477   $166,748
                                                         ========   ========

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(DOLLARS IN THOUSANDS)

                                                        1998      1997     1996

Operating activities:
 Net income......................................... $35,869   $24,940  $21,750
 Items not involving the use of cash:
   Depreciation and amortization....................  10,021     8,645    7,663
   Deferred income taxes............................     272     1,294   (3,918)
   Other............................................   4,974     4,335    3,245
 Changes in operating assets and liabilities:
   Accounts receivable..............................  (3,704)     (319)     483
   Inventories......................................     (78)     (820)    (396)
   Prepaid expenses.................................  (2,990)      833     (715)
   Accounts payable.................................    (496)    1,876       (3)
   Accrued liabilities..............................   7,281     1,236   12,139
   Air traffic liability............................   6,352     6,891    4,793
                                                     -------   -------  -------
  Net cash provided by operating activities.........  57,501    48,911   45,041
                                                     -------   -------  -------

Investing activities:
  Capital expenditures.............................. (74,332)  (27,617) (25,607)
  Aircraft acquisitions and modifications financed
   by or intended to be financed by sale and
   leaseback transactions...........................     557   (12,520) (86,771)
  Purchase deposits on flight equipment............. (10,800)  (14,500)       -
  Proceeds from sale of property and equipment......     336       196       22
  Other.............................................     451    (2,128)    (151)
                                                     -------   -------  -------
  Net cash used in investing activities............. (83,788)  (56,569)(112,507)
                                                     -------   -------  -------

Financing Activities:
  Proceeds from sale and leaseback transactions.....   4,492    15,566   83,895
  Purchase of treasury stock........................  (2,003)   (1,977)  (2,790)
  Other.............................................   5,187    (1,454)    (676)
                                                     -------   -------  -------
  Net cash provided by financing activities.........   7,676    12,135   80,429
                                                     -------   -------  -------

  Net (decrease) increase in cash and
    cash equivalents................................ (18,611)    4,477   12,963
  Cash and cash equivalents, beginning of year......  32,066    27,589   14,626
                                                     -------   -------  -------
  Cash and cash equivalents, end of year............ $13,455   $32,066  $27,589
                                                     =======   =======  =======
  Supplemental cash flow information:
    Cash paid for:
     Income taxes................................... $22,754*  $11,948* $19,776*
     Interest....................................... $   280   $    95  $     -

  Supplemental schedule of non-cash
    financing activities:
   Long-term debt assumed in connection
    with capital expenditures....................... $     -   $ 3,487  $     -

  Supplemental schedule of investing activities:
    Transfer of flight equipment from purchase
     deposits to property and equipment............. $11,917   $     -  $     -



* Included in taxes paid are amounts paid to Kimberly-Clark in accordance with the Tax Agreement totaling $4,535 in 1998, $5,996 in 1997 and $9,243 in 1996.


See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(DOLLARS IN THOUSANDS)


                                                      Common       Additional                                  Total
                                                     Stock $.01     Paid-in      Treasury     Retained      Shareholders'
                                                     par value      Capital       Stock       Earnings         Equity
Balances at December 31, 1995....................       $ 64         $9,546       $    -      $11,654          $21,264
 Net income......................................          -              -            -       21,750           21,750
 Purchase of 103,700 shares of treasury stock....          -              -       (2,790)           -           (2,790)
 Issuance of treasury stock upon exercise
  of stock options and related tax benefits......          -             (5)         107            -              102
 Other...........................................          -              4           11            -               15
                                                        ----          -----       ------       ------           ------
Balances at December 31, 1996....................         64          9,545       (2,672)      33,404           40,341
 Net income......................................          -              -            -       24,940           24,940
 Stock split effected in the form of a dividend..         32            (31)           -           (1)               -
 Purchase of 80,000 shares of treasury stock.....          -              -       (1,977)           -           (1,977)
 Issuance of treasury stock upon exercise
   of stock options and related tax benefits.....          -              3           52            -               55
 Other...........................................          -             14           25            -               39
                                                        ----          -----       ------       ------           ------
Balances at December 31, 1997....................         96          9,531       (4,572)      58,343           63,398
 Net income......................................          -              -            -       35,869           35,869
 Stock split effected in the form of a dividend..         49            (49)           -            -                -
 Purchase of 65,300 shares of treasury stock.....          -              -       (2,003)           -           (2,003)
 Issuance of treasury stock upon exercise
   of stock options and related tax benefits.....          -            122          132            -              254
 Other...........................................          -             76           42           (4)             114
                                                        ----          -----       ------       ------           ------
Balances at December 31, 1998....................       $145         $9,680      $(6,401)     $94,208          $97,632
                                                        ====         ======      =======      =======          =======


See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


Note  1.  Business  and  Basis  of  Presentation
Basis  of  Presentation
The accompanying Consolidated Financial Statements of Midwest Express Holdings, Inc. (collectively, the "Company") include the accounts of Midwest Express
Airlines, Inc. ("Midwest Express"), a wholly owned subsidiary of the Company, and Astral Aviation, Inc. ("Astral"), a wholly owned subsidiary of Midwest Express that does business as Skyway Airlines. All inter-company balances and transactions have been eliminated.

Nature of Operations
Midwest Express is a U.S. air carrier providing non-stop scheduled passenger service between Milwaukee and 26 destinations in North America. The Company also provides aircraft charter services, air freight and other airline services. Midwest Express established Omaha, Nebraska, as its first base of operations outside of Milwaukee in May 1994 and provides nonstop jet service between Omaha and six destinations. Astral provides regional scheduled passenger service to cities primarily in the upper Midwest.

Stock Splits
On April 23, 1997, the Company announced that its Board of Directors had approved a plan to split its stock 3-for-2 in the form of a 50% stock dividend. The new shares were issued May 28, 1997, to shareholders of record as of May 12, 1997.

On April 22, 1998, the Company announced that its Board of Directors had approved a plan to split its stock 3-for-2 in the form of a 50% stock dividend. The new shares were issued May 27, 1998, to shareholders of record as of May 11, 1998.

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

Inventories
Inventories  consist  primarily  of  aircraft  maintenance  parts,   maintenance
supplies and fuel stated at the lower of cost on the first-in, first-out (FIFO) method or market and are expensed when used in operations.

Property and Equipment
Property and equipment is stated at cost and is depreciated on the straight-line method applied to each unit of property for financial reporting purposes and by use of accelerated methods for income tax purposes. Aircraft are depreciated to estimated residual values, and any gain or loss on disposal would be reflected in income. The depreciable lives for the principal asset categories are as follows:

      Asset Category                    Depreciable Life
      --------------                    ----------------
      Flight equipment                  10 to 15 years
      Other equipment                   5 to 8 years
      Office furniture and equipment    5 to 20 years
      Buildings                         40 years
      Building improvements             Lesser of 20 years or
                                        remaining life of building

Other Assets
Airport take-off and landing slots have an unlimited life, have historically appreciated in value and are occasionally traded, sold or leased among airlines. The cost of take-off and landing slots is amortized on the straight-line method over 20 years, consistent with industry practice. The cost of airport leasehold rights is amortized on the straight-line method over the term of the lease. The cost of capitalized software is amortized on the straight-line method over five years or less.

Revenue Recognition
Passenger and cargo revenues are recognized in the period when the service is provided. Contract maintenance revenue is recognized when work is completed and invoiced. The estimated liability for sold, but unused, tickets is included in current liabilities as air traffic liability.

Maintenance and Repair Costs
Routine maintenance and repair costs for owned and leased aircraft are charged to expense when incurred. Depending on the particular aircraft or engine, major airframe and engine maintenance costs are either (1) accrued to expense on the basis of estimated future costs and the estimated number of future flight hours or the number of future take-offs and landings between overhauls or (2) capitalized when incurred and amortized on the basis of the estimated number of future flight hours or the number of future take-offs and landings between overhauls. The actual maintenance and repair costs to be incurred could differ from the Company's estimates.

Frequent Flyer Program
The estimated incremental cost of providing future transportation in conjunction with the Company's Frequent Flyer program is accrued based on estimated redemption percentages applied to actual mileage recorded in members' accounts. The ultimate cost, however, will depend on the actual redemption of Frequent Flyer miles and may be greater than amounts accrued at December 31, 1998.

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

Prior to 1995, the Company was a member of the Kimberly-Clark consolidated group and, as such, filed a consolidated federal income tax return with Kimberly-Clark and its U.S. subsidiaries. The Company also filed consolidated state tax returns with Kimberly-Clark and certain of its subsidiaries, as well as separately in various states. Income tax expense and deferred income tax assets and liabilities are reflected in the Company's financial statements in accordance with SFAS No. 109.

Leases
Rental obligations under operating leases for aircraft, facilities and equipment are charged to expense on the straight-line method over the term of the lease.

Hedging Transactions
The Company has entered into hedging arrangements to reduce its exposure to fluctuations in the price of jet fuel. Contracts entered into were not material as of December 31, 1998. Net settlements are recorded as adjustments to aircraft fuel expense.

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

Accounting Standard to Be Adopted
In 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company is currently in the process of evaluating the accounting and disclosure effects of this Statement and anticipates adopting the Statement in the first quarter of 2000.

Reclassifications
Certain reclassifications have been made in prior year financial statements to conform to the current year presentation.

Note 3. Property and Equipment
As of December 31, 1998 and 1997, property and equipment consisted of the following (in thousands):

                                          1998            1997
Flight equipment.....................   $150,622        $119,409
Other equipment......................     10,143           8,547
Buildings and improvements...........     17,746          16,911
Office furniture and equipment.......     10,140           8,430
Construction in progress.............     54,633           6,751
                                        --------        --------
                                         243,284         160,048
Less accumulated depreciation........    (82,701)        (70,892)
                                        --------        --------
Property and equipment, net..........   $160,583        $ 89,156
                                        ========        ========

Note 4. Leases
The Company leases aircraft, terminal space, office space and warehouse space. Future minimum lease payments required under operating leases having initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998 were as follows (in thousands):

Year ended December 31,
1999.........................................  $ 23,591
2000.........................................    19,942
2001.........................................    15,894
2002.........................................    13,754
2003.........................................    13,226
2004 and thereafter..........................    78,440
                                               --------
                                               $164,847
                                               ========

As of December 31, 1998, the Company had 12 of its jet aircraft in service under operating leases, three of which have been guaranteed by Kimberly-Clark. These leases have expiration dates ranging from 2000 through 2008 and can generally be renewed, based on fair market value at the end of the lease term, for one to three years. Ten of the leases include purchase options at or near the end of the lease term at fair market value, but generally not in excess of the defined lessor's cost of the aircraft.

As of December 31, 1998, the Company's turboprop fleet was financed under operating leases with initial lease terms of five to 12 years, and expiration dates ranging from 2001 through 2008. These leases permit renewal for various periods at rates approximating fair market value and purchase options at or near the end of the lease term at fair market value.

In October 1998 Midwest Express moved into a newly constructed maintenance facility that is owned by Milwaukee County and located at General Mitchell International Airport . To finance the estimated $8.3 million project, the City of Milwaukee issued variable-rate demand industrial development revenue bonds. The Company's variable rent payments are based on the current interest rate on the City of Milwaukee's outstanding bonds over the 32-year lease term. The bonds are secured by a promissory note between Midwest Express and the City of Milwaukee, with further security provided by Firstar Bank Milwaukee, N.A.

Rent expense for all operating leases, excluding landing fees, was $28,088,000, $25,435,000 and $24,356,000 for 1998, 1997 and 1996, respectively.

Note 5. Financing Agreements
At December 31, 1998, the Company had available two credit facilities: (1) a $55.0 million revolving credit facility with three banks and (2) a $20.0 million secondary revolving credit facility with Kimberly-Clark. Borrowings under the Kimberly-Clark facility must be repaid prior to repayments on the bank credit facility. The bank credit facility requires an annual commitment fee of 12.5 basis points on the average unused commitment with interest payable on the outstanding principal balance at LIBOR plus 50 basis points. The Kimberly-Clark facility does not require a commitment fee, and interest will be at a rate equal to the then-current rate of interest under the bank credit facility plus 100 basis points. There were no outstanding borrowings under these agreements at
December 31, 1998, except for letters of credit totaling approximately $16,150,000 that reduce the amount of available credit.

In August 1997 the Company purchased a headquarters building, which it previously leased. As part of the transaction, the Company assumed $3,487,000 of long-term debt. The mortgage note has an interest rate of 8.25% and is payable in monthly installments through April 2011. Future maturities of long-term debt for the next five years are as follows (in thousands):

Year ended December 31,
1999................................. $127
2000.................................  138
2001.................................  182
2002.................................  214
2003.................................  233

The fair value of the Company's borrowing under this agreement approximates its carrying value as of December 31, 1998.

Note 6. Retirement and Benefit Plans
The Company adopted SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits," in 1998. SFAS No. 132 revises disclosure requirements for such pension and postretirement benefit plans to, among other things, standardize certain disclosures and eliminate certain other disclosures no longer deemed useful. SFAS No. 132 does not change the measurement or recognition criteria for such plans.

Defined Benefit Plans
Midwest Express has two defined benefit pension plans which, in total cover substantially all of its employees. The benefits for these plans are based primarily on years of service and employee compensation. It is Midwest Express' policy to annually fund at least the minimum contribution as required by the Employee Retirement Income Security Act (ERISA) of 1974.

The following table sets forth the funded status of the plans at December 31 (in thousands):

                                                           Midwest Express
                                                            Pension Plan
                                                           1998        1997
Change in Benefit Obligation
Net benefit obligation at beginning of year............ $18,552     $11,881
Service cost...........................................   2,456       1,656
Interest cost..........................................   1,676       1,132
Actuarial loss.........................................   4,953       3,900
Gross benefits paid....................................     (23)        (17)
                                                        -------     -------
Net benefit obligation at end of year.................. $27,614     $18,552
                                                        =======     =======

Change in Plan Assets
Fair value of assets at beginning of year.............. $12,331     $ 7,449
Actual return on plan assets...........................   1,705       1,516
Employer contributions.................................   3,726       3,383
Gross benefits paid....................................     (23)        (17)
                                                        -------     -------
Fair value of plan assets at end of year............... $17,739     $12,331
                                                        =======     =======

Funded status at end of year........................... $(9,875)    $(6,221)
Unrecognized net actuarial loss........................   7,900       3,856
Unrecognized prior service cost........................     (28)        (31)
Unrecognized net transition obligation.................      86         109
                                                        -------     -------
Accrued benefit liability.............................. $(1,917)    $(2,287)
                                                        =======     =======

Amounts recognized in the balance sheet consist of an accrued benefit liability of $1,917,000 and $2,287,000 on December 31, 1998 and 1997, respectively.

Weighted-average assumptions as of December 31
Discount rate..........................................   7.00%       7.25%
Expected return on plan assets.........................  10.00%      10.00%
Rate of compensation increase..........................   4.25%       4.25%

                                                           Supplemental
                                                           Pension Plan
                                                          1998        1997
Change in Benefit Obligation
Net benefit obligation at beginning of year............ $ 1,152     $   511
Service cost...........................................      52          45
Interest cost..........................................      81          73
Actuarial loss.........................................       5         523
                                                        -------     -------
Net benefit obligation at end of year.................. $ 1,290     $ 1,152
                                                        =======     =======

Funded status at end of year........................... $(1,290)    $(1,152)
Unrecognized net actuarial loss........................     641         672
Unrecognized prior service cost........................      50          55
Unrecognized net transition obligation.................      15          19
                                                        -------     -------
Accrued benefit liability.............................. $  (584)    $  (406)
                                                        =======     =======

Amounts recognized in the balance sheet consist of:
  Accrued benefit liability............................ $  (584)    $  (442)
  Intangible asset.....................................       _          36
                                                        -------     -------
Net amount recognized at end of year................... $  (584)    $  (406)
                                                        =======     =======

Weighted-average assumptions as of December 31
Discount rate..........................................   7.00%       7.25%
Rate of compensation increase..........................   4.25%       4.25%

The net periodic benefit cost of defined benefit pension plans for the years ending December 31 includes the following (in thousands):

                                                           Midwest Express
                                                            Pension Plan
Components of Net Periodic Benefit Cost                   1998     1997    1996
Service cost........................................... $2,456   $1,656  $1,488
Interest cost..........................................  1,676    1,132     915
Expected return on assets.............................. (1,175)    (994)   (664)
Amortization of:
  Transition obligation................................     23       23      23
  Prior service cost...................................     (3)      (2)     (2)
  Actuarial loss.......................................    379       37      87
                                                        ------   ------  ------
Total net periodic benefit cost........................ $3,356   $1,852  $1,847
                                                        ======   ======  ======

                                                             Supplemental
                                                             Pension Plan
Components of Net Periodic Benefit Cost                   1998     1997    1996
Service cost........................................... $   52   $   45  $   19
Interest cost..........................................     81       73      38
Amortization of:
  Transition obligation................................      4        4       4
  Prior service cost...................................      5        5       5
  Actuarial loss.......................................     36       30      12
                                                        ------   ------  ------
Total net periodic benefit cost........................ $  178   $  157  $   78
                                                        ======   ======  ======

Postretirement Health Care and Life Insurance Benefits
Midwest Express allows retirees to participate in unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for current retirees, and are contributory for most future retirees.

The following table sets forth the status of the plans at December 31 (in thousands):

                                                          1998        1997
Change in Benefit Obligation
Net benefit obligation at beginning of year............ $ 2,151     $ 1,195
Service cost...........................................     270         211
Interest cost..........................................     176         141
Actuarial loss.........................................     128         604
                                                        -------     -------
Net benefit obligation at end of year.................. $ 2,725     $ 2,151
                                                        =======     =======

Funded status at end of year........................... $(2,725)    $(2,151)
Unrecognized net actuarial loss........................     380         254
                                                        -------     -------
Accrued benefit liability.............................. $(2,345)    $(1,897)
                                                        =======     =======

Amounts recognized in the balance sheet consist of:
  Accrued benefit liability............................ $(2,725)    $(2,151)
  Accumulated other comprehensive income...............     380         254
                                                        -------     -------
Net amount recognized at end of year................... $(2,345)    $(1,897)
                                                        =======     =======

Weighted-average assumptions as of December 31
Discount rate..........................................   7.00%       7.25%
Rate of compensation increase..........................   4.25%       4.25%

The net periodic benefit cost of postretirement health care and life insurance benefits for the years ending December 31 includes the following (in thousands):

Components of Net Periodic Benefit Cost                  1998     1997     1996
Service cost...........................................  $270     $211     $180
Interest cost..........................................   176      141       89
Actuarial loss (gain)..................................     2        -       (6)
                                                         ----     ----     ----
Total net periodic benefit cost........................  $448     $352     $263
                                                         ====     ====     ====

The assumed health care cost trend rate was approximately 10%, declining annually to a rate of 6% by the year 2005, and remaining level thereafter. A change of one percentage point would not be significant.

Defined Contribution Plans
The Company has two voluntary defined contribution investment plans covering substantially all employees. Under these plans, the Company matches a portion of employee contributions. Amounts expensed and reflected in the accompanying income statements were $1,471,000, $1,498,000 and $1,175,000 in 1998, 1997 and
1996, respectively.

Profit Sharing Plans
The Company has three profit sharing plans: an employee profit sharing plan for substantially all employees of Midwest Express, an employee profit sharing plan for substantially all employees of Astral and an Annual Incentive Plan for key management employees. Company contributions for all plans are based entirely on achieving specified levels of profitability. The Company expensed $9,984,000, $4,938,000 and $5,370,000 under these plans during 1998, 1997 and 1996, respectively.

Note 7. Net Income Per Share
Effective in 1997, the Company adopted SFAS No.128, "Earnings Per Share," which established new standards for the calculation of net income per share.
Reconciliations of the numerator and denominator of the basic and diluted per share computations are summarized as follows (in thousands, except per share amounts):

                                                       1998      1997      1996
Net Income Per Share - Basic:
 Net income (numerator)............................. $35,869   $24,940   $21,750
 Weighted average shares outstanding
  (denominator).....................................  14,102    14,197    14,390
                                                     -------   -------   -------
 Net income per share - basic....................... $  2.54   $  1.76   $  1.51
                                                     =======   =======   =======
Net Income Per Share - Diluted:
 Net income (numerator)............................. $35,869   $24,940   $21,750
 Weighted average shares outstanding
  (denominator).....................................  14,102    14,197    14,390
 Effect of dilutive securities:
 Stock options......................................     196       113        76
 Shares issuable under the 1995 Stock Plan
  for Outside Directors.............................       8         5         2
                                                     -------   -------   -------
 Weighted average shares outstanding assuming
  dilution (denominator)............................  14,306    14,315    14,468
                                                     -------   -------   -------
 Net income per share - diluted..................... $  2.51   $  1.74   $  1.50
                                                     =======   =======   =======
Note 8. Shareholders' Equity
In 1996 the Board of Directors adopted a shareholder rights plan and made a dividend distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of the Company's common stock. As a result of the 3-for-2 stock splits effected in May 1997 and 1998, four-ninths of a Right is now associated with each share of common stock. The Rights are exercisable only if a person or entity acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. Each Right initially entitles its holders to buy one one-hundredth share of the Company's Series A Preferred Stock at an exercise price of $100, subject to adjustment. If a person or entity acquires 15% or more of the Company's common stock, then each Right will entitle its holder to purchase, at the Right's then-current exercise price, Company common stock valued at twice the exercise price. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights expire in 2006.

Under the Company's 1995 Stock Option Plan, the Compensation Committee of the Board of Directors may grant options, at its discretion, to purchase shares of common stock to certain employees. An aggregate of 1,548,900 shares of common stock is reserved for issuance under the Plan. Under the Plan, options granted have an exercise price equal to 100% of the fair market value of the underlying stock at the date of grant. Granted options become exercisable 30% after the first year, 30% after the second year and the remaining 40% after the third year, unless otherwise determined, and have a maximum term of 10 years.

Transactions with respect to the Plan have been adjusted to reflect the effect of the stock splits and are summarized as follows:

                                                               Weighted Average
                                                      Shares   Exercise Price
Options outstanding at January 1, 1996............   292,500        $  8.00
   Granted........................................    22,500          14.00
   Exercised......................................   (10,125)          8.00
   Forfeited......................................   (38,250)          8.00
                                                     -------        -------
Options outstanding at December 31, 1996..........   266,625        $  8.51
   Granted........................................   285,750          16.04
   Exercised......................................    (6,750)          8.00
   Forfeited......................................    (4,500)         16.11
                                                     -------        -------
Options outstanding at December 31, 1997..........   541,125        $ 12.43
   Granted........................................   285,750          30.50
   Exercised......................................   (19,000)         11.90
   Forfeited......................................   (45,900)         24.41
                                                     -------        -------
Options outstanding at December 31, 1998..........   761,975        $ 18.49
                                                     =======        =======
Options exercisable at December 31, 1998..........   316,250        $ 10.17
                                                     =======        =======

Options exercisable at December 31, 1998 included 227,500 options with an exercise price of $8.00, 13,500 options with an exercise price of $14.00, 6,750 options with an exercise price of $15.14 and 68,500 options with an exercise price of $16.11. The following table summarizes information concerning currently outstanding options:

                                               Weighted
                                               Average          Weighted
                                               Remaining        Average
                                   Number     Contractual       Exercise
Range of Exercise Prices        Outstanding      Life           Price
$8.00..........................   227,500      6.8 years         $ 8.00
$14.00 - $16.11................   275,725      8.1 years          15.86
$30.52 - $30.88................   258,750      9.6 years          30.53
                                  -------      ---------         ------
Options outstanding at
December 31, 1998..............   761,975      8.2 years         $18.49
                                  =======      =========         ======

In 1996 the Company adopted the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and its related interpretations; accordingly, no compensation cost has been reflected in the financial statements for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                       1998          1997         1996
Net income:
    As reported..................  $  35,869     $  24,940     $ 21,750
    Pro forma....................  $  34,514     $  24,461     $ 21,535
Net income per share - basic:
    As reported..................  $    2.54     $    1.76     $   1.51
    Pro forma....................  $    2.45     $    1.72     $   1.49
Net income per share - diluted:
    As reported..................  $    2.51     $    1.74     $   1.50
    Pro forma....................  $    2.41     $    1.71     $   1.49

For purposes of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                       1998          1997         1996
Expected volatility..............      31.6%         27.4%        42.2%
Risk-free interest rate..........       4.5%          5.4%         5.3%
Forfeiture rate..................       5.0%          5.0%         4.0%
Dividend rate....................       0.0%          0.0%         0.0%
Expected life in years...........         5             5            5

Note 9. Income Taxes
The provision for income taxes for the years ended December 31, 1998, 1997 and 1996 consisted of the following (in thousands):

                                        1998      1997       1996
Currently payable:
Federal............................  $ 17,611  $ 11,314   $ 14,780
State..............................     3,275     2,084      2,620
                                     --------  --------   --------
                                       20,886    13,398     17,400
                                     --------  --------   --------
Deferred (Credit):
Federal............................       246     1,169     (3,991)
State..............................        26       125         73
                                     --------  --------   --------
                                          272     1,294     (3,918)
                                     --------  --------   --------
Total provision for income taxes...  $ 21,158  $ 14,692   $ 13,482
                                     ========  ========   ========

A reconciliation of income taxes at the U.S. federal statutory tax rate to the effective tax rate follows:


                                         1998     1997     1996
Tax at statutory U.S. tax rates....      35.0%    35.0%    35.0%
State income taxes,
  net of federal benefit...........       3.8      3.8      3.8
Other, net.........................      (1.7)    (1.7)    (0.5)
                                         ----     ----     ----
Provision for income taxes.........      37.1%    37.1%    38.3%
                                         ====     ====     ====

Temporary differences that gave rise to the deferred tax assets and liabilities comprise the following (in thousands):

                                                          1998       1997
Current deferred income tax assets attributable to:
Accrued liabilities................................... $  2,550    $ 1,742
Maintenance expense liability.........................    2,633      2,633
Other.................................................      338        280
                                                       --------    -------
Net current deferred tax assets....................... $  5,521    $ 4,655
                                                       ========    =======
Noncurrent deferred income tax assets (liabilities)
  attributable to:
Excess of tax over book depreciation.................. $(20,467)   $(18,997)
Maintenance expense liability.........................    3,692       2,943
Pension liability.....................................    1,794       1,831
Other.................................................    1,334       1,714
                                                       --------    --------
Net noncurrent deferred tax liabilities............... $(13,647)   $(12,509)
                                                       ========    ========

In connection with the Company's initial public offering in 1995, the Company, Midwest Express, Astral and Kimberly-Clark entered into a Tax Allocation and Separation Agreement (`'Tax Agreement"). Pursuant to the Tax Agreement, the Company is treated for tax purposes as if it purchased all of Midwest Express' assets at the time of the Offering, and as a result, the tax bases of Midwest Express' assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. This additional basis is expected to result in increased income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company will pay to Kimberly-Clark the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit), as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. In the event of certain business combinations or other acquisitions involving the Company, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits or carryovers of businesses other than those historically conducted by Midwest Express or the Company. Except for the 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax bases of Midwest Express' assets. The effect of the retained 10% benefit is reflected in the financial statements as a reduction in the Company's provision for income taxes.

Note 10. Commitments and Contingencies
At December 31, 1998, the Company had purchase commitments approximating $12,678,000 for capital expenditures.

In February 1997 Midwest Express committed to pay $9,250,000 over 15 years for the naming rights to the Midwest Express Center, an 800,000-square-foot convention center in Milwaukee that opened in July 1998.

During 1997 the Company executed definitive purchase documents to acquire eight McDonnell Douglas MD-80 series aircraft. The Company took delivery of four of the aircraft in 1998 and will take delivery of the four remaining aircraft in 1999. The Company expects that the cost of this entire project, including aircraft refurbishment, modification and support equipment, will total approximately $120.0 million through the year 2000, of which approximately $63.6 million has been expended through December 31, 1998.

During 1998 the Company placed firm orders on five new Fairchild Aerospace 328JET aircraft, with options for 10 additional aircraft, exercisable after 2001. The Company will take delivery of all five firm-ordered aircraft in 1999. The Company expects that the cost of these first five aircraft, including purchase price and support equipment, will total approximately $55.0 million and will be financed as deliveries take place.

The Company is party to routine litigation incidental to its business. In the opinion of management, the final disposition of these matters will have no material adverse effect on the consolidated financial statements.

Note 11. Segment Reporting
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1998. Midwest Express and Astral, doing business as Skyway Airlines, constitute the reportable segments of the Company. The Company's reportable segments are strategic units that are managed independently because they provide different services with different cost structures and marketing strategies. No single customer accounted for more than 10% of revenue. The accounting policies of the reportable segments are the same as those described in Note 2.

Midwest Express offers nonstop jet service to 27 major destinations throughout North America by offering single-class, premium service at competitive coach fares. At December 31, 1998, Midwest Express operated a fleet of 27 aircraft _ 24 DC-9s and three MD-80s.

Skyway Airlines offers point-to-point service in select markets and increases traffic for Midwest Express by providing passengers with connecting service to jet flights. At December 31, 1998, Skyway Airlines operated a fleet of 15 Beechcraft 1900D turboprop aircraft.

Revenue for passengers who travel on both carriers within a single itinerary is allocated to each entity based on a formula that is dependent upon the fare type paid by the passenger. There were 88,154, 76,508 and 81,561 passengers in 1998, 1997 and 1996, respectively, under the aforementioned pricing agreement.

Although Skyway Airlines is independent from an operational perspective, Midwest Express performs a number of services for Astral including, but not limited to, coordinating aircraft scheduling, pricing, reservations, yield management, advertising, fuel procurement and revenue accounting. Astral is charged a marketing service fee for these services, approximating 10% of the revenue for passengers who travel exclusively on Astral and approximately $2 per passenger for passengers who connect between the carriers. These service charges comprise a majority of the intercompany revenue and expense between the two segments.

Midwest Express also performs treasury functions for Astral, including controlling cash centrally. Astral earns interest income at market rates for any cash managed by Midwest Express. This interest income comprises the intercompany interest income and expense shown as eliminations in the subsequent information. The total asset elimination consists primarily of the intercompany payable and receivable balances.

Financial information on the two operating segments, Midwest Express and Astral, follows (in thousands):


                                      Midwest
1998                                  Express     Astral      Elimination       Consolidated
Operating Revenues................   $351,357    $41,478       $ (3,691)         $388,874
Operating Income..................     52,390      3,265              -            55,655
Depreciation and
  Amortization Expense............      9,334        687              -            10,021
Interest Income...................      1,727        587           (587)            1,727
Interest Expense..................        867          -           (587)              280
Income Before Income Taxes........     53,175      3,852              -            57,027
Provision for Income Taxes........     19,714      1,444              -            21,158

Total Assets......................    213,119     21,319        (13,961)          220,477
Capital Expenditures..............   $ 73,830    $   502       $      -          $ 74,332

1997
Operating Revenues................   $309,912    $38,484       $ (3,839)         $344,557
Operating Income..................     37,793        677              -            38,470
Depreciation and
  Amortization Expense............      8,056        589              -             8,645
Interest Income...................      1,419        462           (462)            1,419
Interest Expense..................        557          -           (462)               95
Income Before Income Taxes........     38,459      1,137              -            39,632
Provision for Income Taxes........     14,266        426              -            14,692

Total Assets......................    160,027     17,962        (11,241)          166,748
Capital Expenditures..............   $ 26,052    $ 1,565       $      -          $ 27,617

1996
Operating Revenues................   $270,599    $37,814       $ (3,667)         $304,746
Operating Income..................     31,228      3,131              -            34,359
Depreciation and
  Amortization Expense............      7,141        522              -             7,663
Interest Income...................      1,165        471           (552)            1,084
Interest Expense..................        471         81           (552)                -
Income Before Income Taxes........     31,710      3,522              -            35,232
Provision for Income Taxes........     12,169      1,313              -            13,482

Total Assets......................    123,660     17,373        (11,898)          129,135
Capital Expenditures..............   $ 24,380    $ 1,227       $      -          $ 25,607


                         MIDWEST EXPRESS HOLDINGS, INC.
                    Quarterly Financial Summary (Unaudited)
                     (In Thousands, Except Per Share Data)

                                             Three Months Ended
--------------------------------------------------------------------------------
1998                           March 31    June 30   September 30   December 31
--------------------------------------------------------------------------------
Operating revenues              $88,412   $100,097     $103,823      $96,542
Operating expenses               79,009     83,266       86,907       84,037
Operating income                  9,403     16,831       16,916       12,505
Income before income taxes        9,728     17,217       17,242       12,840
Income taxes                      3,648      6,456        6,447        4,607
Net income                        6,080     10,761       10,795        8,233
Net income per share - basic       0.43       0.76         0.77         0.58
Net income per share - diluted     0.43       0.75         0.75         0.58

                                             Three Months Ended
--------------------------------------------------------------------------------
1997                           March 31    June 30   September 30   December 31
--------------------------------------------------------------------------------
Operating revenues              $79,920    $83,344      $89,399      $91,894
Operating expenses               73,447     74,837       77,611       80,192
Operating income                  6,473      8,507       11,788       11,702
Income before income taxes        6,769      8,830       12,003       12,030
Income taxes                      2,538      3,232        4,445        4,477
Net income                        4,231      5,598        7,558        7,553
Net income per share - basic       0.30       0.39         0.53         0.53
Net income per share - diluted     0.29       0.39         0.53         0.53

--------------------------------------------------------------------------------
                            SHAREHOLDER INFORMATION

Headquarters                       Annual Meeting
Midwest Express Holdings, Inc.     The Annual Meeting of Midwest Express
6744 South Howell Avenue           Holdings, Inc. will be held at 10 a.m. on
Oak Creek, Wisconsin               Wednesday, April 28, 1999, at The Midwest
53154-1402                         Express Center, 400 West Wisconsin Avenue,
(414) 570-4000                     Milwaukee.  Shareholders of record on
                                   March 9, 1999, will be mailed an official notice of the meeting.

Transfer Agent and Registrar       Financial Reports
Firstar Bank Milwaukee, N.A.       Form 10-K (without exhibits) and other
Corporate Trust Department         reports filed with the Securities and
Milwaukee, Wisconsin               Exchange Commission are available without
                                   charge upon written request from the
Independent Auditors               Company's Investor Relations department at
Deloitte & Touche LLP              the headquarters address.  Company documents
Milwaukee, Wisconsin               filed electronically with the U.S.
                                   Securities and Exchange Commission (SEC) can also be found on the SEC's Web site at www.sec.gov.

                                   Common Stock
                                   Midwest Express Holdings, Inc. (symbol:MEH) common stock trades on the New York Stock Exchange. As of December 31, 1998, there were 14,464,056 shares of common stock issued and 772 registered shareholders.

              Following are low and high closing prices per share
                  for the past two years, adjusted to reflect
             3-for-2 stock splits on May 27, 1998 and May 28, 1997.

                                  1998                   1997
        First Quarter    $24 1/4   - 34 43/64   $15 1/16  - 17 7/32
        Second Quarter   $27 37/64 - 36 3/16    $16 1/2   - 21 15/16
        Third Quarter    $26 3/4   - 37 9/16    $15 27/64 - 21 3/8
        Fourth Quarter   $24 1/8   - 32 3/8     $20 1/2   - 26 3/8

  The Company has not paid a cash dividend since its initial public offering.