Form 10-K405, Exhibit 13
period 1999-12-31
MIDWEST EXPRESS HOLDINGS INC
filed 2000-03-28
CIK 948845

FIVE-YEAR FINANCIAL AND OPERATING DATA

MIDWEST EXPRESS HOLDINGS, INC.
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      1999          1998           1997           1996          1995
                                                  -----------   -----------    -----------    -----------    ------------
Statement of Income Data:
Total operating revenues                          $   447,552   $   388,874    $   344,557    $   304,746    $    259,155
Total operating expenses                              386,800       333,219        306,087        270,387         227,781
Operating income                                       60,752        55,655         38,470         34,359          31,374
Net income                                             38,791        35,869         24,940         21,750          19,129
Net income per share - basic (1)                         2.75          2.54           1.76           1.51            1.23
Net income per share - diluted (1)                       2.71          2.51           1.74           1.50            1.23

Balance Sheet Data:
Property and equipment, net                           211,449       160,583         89,156         70,903          55,919
Total assets                                          263,829       220,477        166,748        129,135          92,833
Intercompany receivable (2)                                 -             -              -              -              61
Long-term debt                                          3,068         3,206          3,333              -               -
Shareholders' equity                              $   133,539   $    97,632    $    63,398    $    40,341    $     21,264

Selected Operating and Other Data (3):
Midwest Express Airlines:
  Revenue  passenger miles (000s)                   1,958,510     1,623,659      1,409,528      1,239,966       1,150,338
  Available seat miles (000s)                       2,993,765     2,498,543      2,198,179      1,954,151       1,794,924
  Passenger load factor (%)                              65.4%         65.0%          64.1%          63.5%           64.1%
  Revenue yield (cents per RPM)                          18.5          19.2           19.4           19.3            17.8
  Cost per total ASM (cents  per mile)                   11.5          11.8           12.1           12.0            11.0
  Aircraft  in service at  year-end                        32            27             24             22              19
  Average aircraft utilization (hours per day)            8.8           9.1            9.3            9.2             9.0
  Number of FTE employees at year-end                   2,449         2,133          1,889          1,624           1,411

Astral Aviation, d/b/a  Skyway  Airlines:
  Revenue passenger miles (000s)                       84,517        77,547         69,277         71,165          66,415
  Available seat miles (000s)                         170,428       160,772        158,912        160,488         156,113
  Passenger load factor (%)                              49.6%         48.2%          43.6%          44.3%           42.5%
  Revenue yield (cents per RPM)                          52.7          52.9           55.1           52.7            49.9
  Cost per total ASM (cents per mile)                    25.2          23.7           23.8           21.6            19.4
  Aircraft in service at year-end                          19            15             15             15              15
  Average aircraft utilization (hours per day)            8.2           8.1            7.7            7.8             7.9
  Number of FTE employees at year-end                     424           322            277            245             217



(1)  Net income per share data is presented on a pro forma basis for 1995 results.

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


PAGE 18     MIDWEST EXPRESS HOLDINGS

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                             Results of Operations

1999 Overview
1999 operating income for Midwest Express Holdings, Inc. (the "Company") was $60.8 million, an increase of $5.1 million over 1998. Net income in 1999 increased by $2.9 million to $38.8 million. The favorable change in financial results was primarily caused by an increase in capacity coupled with strong passenger demand, increased revenue from the Midwest Express MasterCard program, and improved unit costs.

The Company increased traffic, as measured by scheduled service revenue passenger miles (RPMs), by 20.1%, while capacity increased 19.0%. This resulted in a load factor increase of .6 percentage points. Midwest Express Airlines, Inc. ("Midwest Express") increased traffic by placing five additional aircraft into service. The principal new routes include Kansas City-San Antonio (May) and Milwaukee-Washington Dulles (September). Additionally, Midwest Express significantly expanded service in a number of markets: Milwaukee-Kansas City, Kansas City-La Guardia, Milwaukee-Phoenix, Milwaukee- La Guardia and Milwaukee-Orlando. Astral Aviation, Inc. ("Skyway") placed four Fairchild Aerospace 328JETs in service in the fourth quarter. The 32-passenger aircraft replaced DC-9 jet service in Grand Rapids and Toronto, and provided new service between Milwaukee and Pittsburgh (November).

Midwest Express' credit card and frequent flyer partnership programs generated $4.1 million, or 37.3%, more revenue in 1999 than 1998.

Operating expenses increased 16.1%, primarily due to a 19.0% increase in capacity. On a per available seat mile basis, costs decreased 2.7% at Midwest Express and increased 6.1% at Skyway. Higher fuel prices reduced operating income $4.0 million in 1999, but were offset by lower ticket distribution costs and a reduction in the cost of the Company's profit sharing program and management incentive plan. Cost changes are further explained in subsequent sections.


The following table provides operating revenues and expenses for the Company expressed as cents per total available seat miles ("ASM"), including charter operations, and as a percentage of total operating revenues for 1999, 1998 and 1997:

                                                1999                      1998                       1997
                                      -----------------------   -----------------------    -----------------------
                                        Per                      Per                        Per
                                        Total                    Total                      Total
                                        ASM              %       ASM                %       ASM               %
                                      ------------     ------   -----------      ------    ------           ------
Operating revenues:
  Passenger service.................    12.75(cent)     90.9%    13.12(cent)       90.8%    12.95(cent)      90.3%
  Cargo.............................     0.37            2.7%     0.44              3.0%     0.48             3.3%
  Other.............................     0.91            6.4%     0.90              6.2%     0.92             6.4%
Total operating revenues............    14.03          100.0%    14.46            100.0%    14.35           100.0%
Operating expenses:
  Salaries, wages and benefits......     3.95           28.2%     4.18             28.9%     3.84            26.7%
  Aircraft fuel and oil.............     1.67           11.9%     1.60             11.0%     2.09            14.5%
  Commissions.......................     0.96            6.8%     1.12              7.7%     1.31             9.2%
  Dining services...................     0.75            5.3%     0.73              5.0%     0.72             5.0%
  Station rental/landing/other fees      0.96            6.8%     0.96              6.7%     1.02             7.1%
  Aircraft maintenance materials/
   repairs..........................     1.44           10.3%     1.37              9.5%     1.17             8.2%
  Depreciation and amortization.....     0.63            4.5%     0.72              5.0%     0.73             5.1%
  Other.............................     1.35            9.7%     1.34              9.3%     1.51            10.5%
Total operating expenses............    12.12(cent)     86.4%    12.39(cent)       85.7%    12.75(cent)      88.8%

Total ASMs (millions)...............  3,190.4                  2,689.7                    2,401.3


Note: Numbers in this table may not be recalculated due to rounding.

                          Year Ended December 31, 1999
                    Compared to Year Ended December 31, 1998

Operating Revenues
The Company's operating revenues totaled $447.6 million in 1999, a $58.7 million, or 15.1%, increase over 1998. Passenger revenue accounted for 90.9% of total revenues and increased $53.9 million, or 15.3%, from 1998 to $406.8 million. The increase was primarily attributable to a 20.1% increase in passenger volume, as measured by revenue passenger miles, offset by a 4.0% decrease in revenue yield.

Midwest Express' passenger revenue of $362.3 million increased $50.4 million, or 16.2%, from 1998. This increase was caused by a 16.8% increase in passengers carried. Total capacity increased 19.8% due to five additional aircraft in scheduled service. Also, load factor increased from 65.0% in 1998 to 65.4% in 1999 due to continued strong travel demand. Revenue yield decreased 3.7%, to 18.5(cent) in 1999, from 19.2(cent) in 1998 due to longer aircraft flight segments, competitive pricing pressure in several markets and operating larger aircraft on certain routes.

Passenger revenue at Skyway increased $3.5 million, or 8.4%, in 1999 to $44.5 million. This increase was caused by a 9.2% increase in passengers carried, offset by a .5% decrease in revenue yield. Total capacity increased 6.0% due to four additional jet aircraft in service in fourth quarter 1999. Load factor increased from 48.2% to 49.6% in 1999 due to continued strong travel demand.

Revenue from other services increased $4.7 million, or 19.3%, in 1999. Midwest Express benefited from revenue increases of $3.1 million from the Midwest
Express MasterCard program, $1.0 million from Frequent Flyer partnership programs, $.8 million in fees from ticket exchanges and $.2 million in ground

ANNUAL REPORT 1999     PAGE 19

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

handling services for other airlines. Partially offsetting these increases were decreases of $.3 million in charter revenue and $.2 million in maintenance services for other airlines.

Operating Expenses
1999 operating expenses increased $53.6 million, or 16.1%, from 1998, primarily due to an increase in flight segments. On a cost per total ASM basis, Midwest Express' operating expenses decreased 2.7%, from 11.82(cent) to 11.50(cent), in 1999, and cost per total ASM at Skyway increased 6.1% from 23.70(cent) to 25.15(cent) in 1999.

Salaries, wages and benefits increased $13.9 million, or 12.3%, from 1998. On a cost per total ASM basis, these costs decreased from 4.18(cent) in 1998 to 3.95(cent), or 5.5%, in 1999. Major contributors to the labor cost increase were the addition of 418 full-time equivalent employees from 1998, increases in labor rates and increased benefit costs. Midwest Express added employees throughout the organization to support aircraft placed in service in 1999; Skyway added employees to support ramp and gate operations at the Milwaukee airport and the start-up of the regional jet program. The labor rate increase was due to an increase in pay scales for most operations employees at Midwest Express effective January 1999, as well as merit increases for salaried employees. These rate adjustments were implemented based on industry salary surveys and management's desire to increase pay scales to maintain a competitive position in the industry. These increases were partially offset by a $5.0 million reduction in the employee profit sharing program and management incentive plan. These plans, which are payable annually, are generally based upon increasing operating income year over year. The incremental change in operating income for 1999 versus 1998 was significantly less than the incremental change from 1998 to 1997. Therefore, accruals for these programs were $5.0 million less in 1999.

Aircraft fuel, oil and associated taxes increased $10.3 million, or 24.0%, from 1998. Fuel consumption increased 14.4% from 1998, primarily because Midwest Express operated 13.0% more aircraft flight hours and used larger aircraft with higher fuel useage per hour. Into-plane fuel prices (which represent the Company's cost after the effect of hedging) increased 8.1% in 1999, averaging 61.4(cent) per gallon versus 56.8(cent) per gallon in 1998. The Company experienced continued high fuel costs in January 2000, averaging 84.8(cent) per gallon. The Company manages the price risk of fuel primarily by purchasing commodity options that establish ceiling prices. The Company has hedged approximately 25% of first quarter 2000 forecasted fuel requirements, albeit at significantly higher prices than realized in 1999.

Commissions to travel agents and credit card companies increased by $.4 million, or 1.4%. Commissions as a percent of passenger revenue decreased to 7.5% in 1999 from 8.5% in 1998. Most of this reduction was due to a cap placed on travel agent commissions of $25 one way and $50 roundtrip, implemented February 1, 1999, and a new commission rate structure that reduced base commissions from 8% to 5% effective October 19, 1999. In addition, more ticket sales were generated in 1999 from direct sales via the Company's reservation center, Web site and ticket counters.

The Company's dining services increased by $4.3 million, or 21.7%, primarily due to a 16.8% increase in passenger volume at Midwest Express. Total dining services costs (including food, beverages, linen, catering equipment and supplies) increased from $11.17 per Midwest Express passenger in 1998 to $11.60 in 1999.

Station rental, landing and other fees increased $4.6 million, or 17.6%, in 1999. Midwest Express incurred higher ground handling fees, landing fees and facility costs due to expanded operations.

Aircraft maintenance, materials and repairs increased $9.1 million, or 24.7%, from 1998. Midwest Express' maintenance costs increased $8.0 million, or 25.0%, and Skyway's maintenance costs increased $1.1 million, or 22.5%. Midwest Express' increase was caused by a significant number of airframe maintenance, aircraft refurbishment and heavy checks requiring extensive use of contract labor, more flight hours at Midwest Express, and higher material and aircraft component repair costs. Increased costs at Skyway were caused by more flight hours, utilization of contract mechanics, and higher material and aircraft component repair costs.

Depreciation and amortization increased by $3.2 million, or 31.8%, in 1999, primarily as a result of the depreciation associated with four MD-80 aircraft placed in service during 1999.

Aircraft rental costs increased $.7 million, or 3.8%, in 1999 as a result of Skyway leasing five 328JETs in the second half of the year and Midwest Express leasing one MD-80 aircraft. Those costs were partially offset by lower lease costs for two leased MD-88 aircraft that were re-negotiated in 1999.

Other operating expenses increased by $7.1 million, or 19.8%, from 1998. Other operating expenses consist primarily of advertising and promotion, insurance, property taxes, reservation fees, administration and other items. The increase was primarily due to higher professional and financial services costs, higher booking fees associated with record passenger volume, an increase in advertising and promotion to support new service, higher flight simulator rental costs to support increased pilot training, increased costs for crew hotel rooms, higher legal fees and a $1.1 million nonrecurring airport rental credit received from Milwaukee county in 1998.

Interest Income
Interest income reflects interest earned on the Company's cash and cash equivalents.

Provision for Income Taxes
Income tax expense in 1999 was $22.9 million, an increase of $1.7 million from 1998. The effective tax rate for 1999 and 1998 was 37.1%. For purposes of calculating the Company's income tax expense and effective tax rate, the Company treats amounts payable to Kimberly-Clark Corporation under a tax allocation and separation agreement entered into in connection with the Company's initial public offering, as if they were payable to taxing authorities.

Net Income
Net income increased $2.9 million, or 8.1%, in 1999. The net income margin decreased to 8.7% in 1999 from 9.2% in 1998.


ANNUAL REPORT 1999     PAGE 20

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

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

Midwest Express' passenger revenue increased $39.0 million, or 14.3%, to $311.9 million from 1997. The increase was caused by a 13.7% increase in passengers carried and a 1.3% increase in passenger trip length, partially offset by a .8% decrease in revenue yield. Midwest Express' capacity, as measured by scheduled service ASMs, increased 13.7%. The increase in capacity was primarily due to three additional jet aircraft added to scheduled service during the year. Load factor increased to 65.0% in 1998 from 64.1% in 1997. The slight decrease in revenue yield was caused by increased competitive pricing in some markets.

Passenger revenue at Skyway increased $2.9 million, or 7.7%, to $41.1 million in 1998. The increase was caused by a 14.3% increase in passengers carried, offset by a 3.8% decrease in revenue yield. Total capacity increased by 1.2%, while load factor increased from 43.6% to 48.2% in 1998. Skyway's results benefited from several schedule changes and traffic diverted to Skyway during and following Northwest Airlines' pilots' strike.

Mail and cargo revenue increased $.3 million, or 2.6%, in 1998 due to the new markets added during the year.

Revenue from other services  increased $2.1 million,  or 9.6%, in 1998.  Midwest
Express benefited from increased revenue of $2.7 million from the Midwest Express MasterCard program and $1.2 million in fees from ticket exchanges. Charter service revenue decreased $2.0 million due to delays placing new aircraft in scheduled service, requiring the use of the dedicated charter aircraft. Since Midwest Express provides charter service to several NBA teams, the delayed startup of the NBA season also negatively affected charter service revenue.

Operating Expenses
1998 operating expenses increased $27.1 million, or 8.9%, from 1997, primarily due to higher labor costs, increased profit sharing, higher maintenance costs, and expenses associated with expanded operations. On a cost per total ASM basis, Midwest Express' operating expenses decreased 2.6%, from 12.14(cent) to 11.82(cent) in 1998. Cost per total ASM at Skyway decreased .2% from 23.75(cent) to 23.70(cent) in 1998.

Salaries, wages and benefits increased $20.1 million, or 21.8%, from 1997. On a cost per total ASM basis, these costs increased from 3.84(cent) in 1997 to 4.18(cent), or 8.7%, in 1998. Major contributors to the labor cost increase included additional employees necessary for expanded service and administrative requirements throughout the system, increased labor rates and increased benefit costs. The labor rate increase was due to an increase in pay scales for most operations employees at Midwest Express effective January 1998, as well as merit increases for salaried employees. These rate adjustments were implemented based on industry salary surveys and management's desire to increase pay scales to maintain a competitive position in the industry. Salaries, wages and benefits were adversely affected by unanticipated delays in completing new aircraft modifications and refurbishments as initially scheduled. This delay caused a temporary excess in aircraft flight crews. Profit sharing and incentive plan costs increased $5.0 million in 1998. The profit sharing and incentive plans benefit substantially all employees and are based entirely on achieving certain levels of profitability.

Aircraft fuel and oil and associated taxes decreased $7.2 million, or 14.3%, from 1997. The decrease was primarily the result of into-plane fuel prices decreasing 22.3% in 1998, averaging 56.8(cent) per gallon versus 73.1(cent) in 1997. The decrease was partially offset by fuel consumption that increased 10.4% in 1998 primarily because Midwest Express operated 9.4% more aircraft hours.

Commissions to travel agents and credit card companies decreased by $1.5 million, or 4.6%, in 1998. Commissions, as a percent of passenger revenue, decreased to 8.5% in 1998 from 10.1% in 1997. Most of the reduction was due to the commission rate structure implemented in the third quarter of 1997, which lowered travel agent commissions from 10% to 8%. In addition, more revenue was realized in 1998 from direct sales via the Company's reservation center, Web site and ticket counters.

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

Aircraft maintenance, materials and repairs increased by $8.8 million, or 31.1%, from 1997. Midwest Express' maintenance costs increased by $9.4 million, or 41.5%, and Skyway's maintenance costs decreased $.6 million, or 10.9%. The increase was attributable to more flight hours at Midwest Express, higher costs for major aircraft maintenance that required outsourcing, an increase in accrual rates for future engine and aircraft overhauls, and higher aircraft component repair costs.

Depreciation and amortization increased by $1.4 million, or 15.9%, in 1998, primarily as a result of the depreciation associated with aircraft placed in service, capitalized maintenance, and aircraft engine hush kits installed in 1998.

Aircraft rental costs increased $1.8 million, or 10.5%, in 1998 as a result of Midwest Express leasing two additional aircraft.

Other operating expenses decreased by $.2 million, or .5%, from 1997. Other operating expenses consist primarily of advertising and promotion, insurance, property taxes, reservation fees, administration and other items. The decrease was due to a $1.1 million non-recurring airport rental credit received from Milwaukee County, and lower hull and liability insurance costs. This was offset by higher passenger booking fees, property taxes, and professional and financial services. Other operating expenses on a cost per total ASM basis decreased 11.2% to 1.34(cent) in 1998 from 1.51(cent) in 1997.


ANNUAL REPORT 1999     PAGE 21

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

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

                        Liquidity and Capital Resources

The Company's cash and cash equivalents totaled $16.0 million at December 31, 1999 compared to $13.5 million at December 31, 1998. Net cash provided by operating activities totaled $58.6 million during 1999. Net cash used in investing activities totaled $71.5 million, primarily due to capital expenditures of $70.2 million, including $3.0 million of purchase deposits on flight equipment. Net cash provided by financing activities totaled $15.5 million during 1999.

The Company had a working capital deficit of $37.1 million as of December 31, 1999, versus a $42.5 million deficit on December 31, 1998. The working capital deficit is primarily due to the Company's air traffic liability (which represents deferred revenue for advance bookings, whereby passengers have purchased tickets for future flights, which is recognized when the passenger travels). Because of this, the Company expects to operate at a working capital deficit, which is not unusual for the industry.

As of December 31, 1999, the Company's two credit facilities, a $55.0 million revolving bank credit facility and a $20.0 million secondary revolving credit facility with Kimberly-Clark, have not been used, except for letters of credit totaling approximately $9.7 million that reduce the amount of available credit. The letters of credit are used to support financing on the Company's new maintenance facility and for various other purposes.

Capital expenditures totaled $70.2 million for the period ended December 31, 1999, including $3.0 million of purchase deposits on flight equipment. Expenditures consisted primarily of aircraft purchases and refurbishment costs. Other capital expenditures included aircraft engine hush kit components and capitalized engine overhauls. In 1999, the Company completed the process of installing seven noise hush kits on its fleet of DC-9 aircraft to meet Stage III noise regulations. The Company expects to incur about $50.0 million of capital spending in 2000, $21.0 million of which is associated with the acquisition and refurbishment of MD-80 aircraft. The remaining capital spending includes the completion of the Company's training facility, the acquisition of spare engines and other capitalized aircraft and engine overhauls and spare parts, airport facility improvements, and costs associated with improving and maintaining the Company's information technology infrastructure.

During 1997, the Company executed definitive purchase documents to acquire eight previously owned McDonnell Douglas MD-80 series aircraft. The Company financed four deliveries and $13.4 million in refurbishment costs during 1999, primarily using internal cash flow; a sale-leaseback was completed in the third quarter for one MD-80. Financing alternatives are currently being evaluated for the remaining aircraft scheduled to enter service in 2000.

During 1999, the Company signed a purchase agreement to acquire four preowned MD-80 series aircraft. Deliveries of the aircraft are expected to begin in September 2000 and continue through November 2001. Financing alternatives are currently being evaluated.

Leases relating to three Midwest Express jet aircraft are guaranteed by Kimberly-Clark Corporation. The Company pays Kimberly-Clark a guarantee fee equal to 1.25% annually of the outstanding lease commitments. Kimberly-Clark will continue to guarantee the leases for the three aircraft until the expiration of their initial lease terms. The first of these jet aircraft leases expires in 2001. Aircraft lease guarantee fees will be immaterial in 2000.

The Company's Board of Directors has authorized a $15.0 million common stock repurchase program. During 1999, the Company repurchased 147,100 shares of common stock totaling $4.3 million. As of December 31, 1999, the Company purchased a total of 565,725 shares of common stock at a cost of $11.0 million under the share repurchase program.

In October 1998, Midwest Express moved into a newly constructed maintenance facility that is owned by Milwaukee County and located at General Mitchell International Airport. To finance the $8.2 million project, the City of Milwaukee issued variable-rate demand industrial development revenue bonds. The Company's variable rent payments are based on the current interest rate of the City of Milwaukee's outstanding bonds over the 32-year lease term. The bonds are secured by a promissory note between Midwest Express and the City of Milwaukee, with further security provided by Firstar Bank, National Association.

The Company believes existing cash and cash equivalents, cash flow from operations, funds available from credit facilities and available long-term financing for the acquisition of jet aircraft will be adequate to meet its current and anticipated working capital requirements and capital expenditures.


                                  Market Risk

Quantitative and Qualitative Disclosures about Market Risk - The Company's primary market risk exposures include commodity price risk (i.e. aircraft fuel prices) and interest rate risk. The Company's operating results are significantly impacted by changes in the price and availability of aircraft fuel. The Company manages the price risk of fuel primarily by purchasing commodity options that establish ceiling prices. Any premiums paid to enter into option contracts are recorded as prepaid expense and amortized to fuel expense over their respective option life. For 1999, aircraft fuel, oil and associated taxes (including the effect of any hedging) represented 13.8% of the Company's total operating expenses. Based on the Company's fiscal 2000 fuel consumption estimate of 97 million gallons, a one-cent increase in the average annual price per gallon of aviation fuel would increase the Company's fuel expense by approximately $1.0 million. As of December 31, 1999, the Company has hedged approximately 25% of its first quarter 2000 fuel requirements.

Exposure to interest rate risk relates primarily to the Company's cash equivalents and short-term investment portfolios, and

ANNUAL REPORT 1999     PAGE 22

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATION

interest expense from floating rate debt instruments. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. A 10% change would not have a material impact on the Company's interest expense associated with fixed or variable rate debt. If short-term interest rates average 10% more in 2000 than they did during 1999, there would be no material impact on the Company's interest income.

                              Pending Developments

Forward-Looking Statements - This Annual Report, particularly this Pending Developments section, contains forward-looking statements that may state the Company's or management's intentions, hopes, beliefs, expectations or predictions for the future. The Company's actual results could differ materially from those projected results due to factors that include, but are not limited to uncertainties related to general economic factors, industry conditions, labor relations, scheduling developments, government regulations, aircraft maintenance and refurbishment schedules, potential delays related to acquired aircraft, fuel costs and interest rates. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's prospectus dated May 23, 1996 included in the Registration Statement on Form S-1 No. 333-03325.

MD-80 Series Aircraft - During 1999, Midwest Express placed into service five MD-80 series aircraft the Company agreed to purchase in 1997. Two MD-80 series aircraft were received in the fourth quarter and will enter service in the second and third quarter 2000. In November 1999, the Company signed a purchase agreement to acquire four MD-80 series aircraft currently operated by Scandinavian Airlines System. Delivery of the aircraft is expected to begin in September 2000 and continue through November 2001. After refurbishment and modification, three aircraft are expected to enter scheduled service in 2001 and the last in 2002. The Company expects this project, including aircraft refurbishment, modification and support equipment, will cost $60 million. These aircraft will be used to increase capacity on the Company's high-traffic routes and expand service in existing and new markets.

Regional Jet Aircraft - In 1999, five Fairchild Aerospace 328JET aircraft were financed via operating leases. Four aircraft were placed in service and the remaining aircraft was placed into service in first quarter 2000. These 32-passenger aircraft replaced DC-9 jet service in Grand Rapids and Toronto. They also provide new service between Milwaukee and Pittsburgh, and supplement turboprop service on select flights to several Midwest cities. Additional routes are expected to be added in mid-2000. The Company holds options for 10 additional regional jet aircraft to support future growth. Those options are for aircraft deliveries beginning after January 1, 2001.

Labor Relations - Pilots at the Company are represented by the Air Line Pilots Association, a labor union, for representation in collective bargaining. In February 2000, Midwest Express pilots ratified a five-year contract. In April 1999, Midwest Express flight attendants elected the Association of Flight Attendants, AFL-CIO, a labor union, for representation in collective bargaining. Negotiations began in January 2000.

Sales Taxes - During 1996, the Wisconsin Department of Revenue asserted that Wisconsin sales taxes should be paid in connection with Midwest Express' purchase of meals from its food caterer. While Midwest Express does not believe any such sales tax is payable, if the Department of Revenue successfully asserts its position, Midwest Express would be liable for back taxes and associated interest of approximately $.9 million, and would have to pay approximately $.3 million in additional sales taxes annually in the future.

Year 2000 - The Company successfully completed the Year 2000 rollover. The Company spent approximately $.8 million to achieve Year 2000 readiness. The Company estimates lost revenue as a result of passengers not traveling during the last week of December due to the millennium change was approximately $.7 million. The Company had no significant occurrences associated with the millennium rollover and does not anticipate any future interruptions in operations as a result of the processing or display of date/time data.

Headquarters Building Expansion - In July 1999, the Company announced it will add a 55,000-square-foot training facility to its Oak Creek, Wisconsin headquarters. Ground-breaking for the building took place in October 1999, with facility completion anticipated in the third quarter 2000. The Company expects the cost of this project to be approximately $6.0 million and anticipates funding this project with cash flows from operations.

Maintenance Program - Midwest Express is planning a new program for performing airframe maintenance overhauls that may necessitate a change in accounting principles. This proposed change will eliminate accruals of heavy maintenance expense and capitalization and amoritization of maintenance costs. Under the proposed program, major airframe maintenance will be performed at more frequent intervals, and many duplicate tasks will be eliminated. The Company expects FAA approval of the revised maintenance program in the second quarter 2000. The Company is currently evaluating the impact of the change.

Pension Plan - In 1999, Midwest Express approved a plan whereby the qualified defined benefit plan that covers substantially all Midwest Express employees will be terminated on March 31, 2000. This is subject to approval by Pension
Benefit Guaranty Corporation (PBGC), the federal agency responsible for supervising pension plan terminations. The obligations reported as of December 31, 1999 assume the pension plan is ongoing.

Subject to approval of the pension plan termination, on April 1, 2000, substantially all Midwest Express employees will be covered by a money purchase pension plan. Midwest Express will make monthly contributions, primarily based on employee compensation and employee age.

ANNUAL REPORT 1999     PAGE 23

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

Based on its assessment of internal control as of December 31, 1999, management believes its system of internal control over the preparation of financial statements and the safeguarding of assets is effective.



/s/ Timothy E. Hoeksema
Timothy E. Hoeksema
Chairman, President and Chief Executive Officer



/s/ Robert S. Bahlman
Robert S. Bahlman
Senior Vice President, Chief Financial Officer and Controller

PAGE 24     MIDWEST EXPRESS HOLDINGS

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Midwest Express Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Midwest Express Holdings, Inc. and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Midwest Express Holdings, Inc. and its subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
January 28, 2000


ANNUAL REPORT 1999     PAGE 25

                       CONSOLIDATED STATEMENTS OF INCOME

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          1999         1998        1997
                                                       ----------   ----------   ---------
Operating revenues:
    Passenger service..................................$  406,803   $  352,933   $ 311,022
    Cargo..............................................    11,912       11,761      11,466
    Other..............................................    28,837       24,180      22,069
                                                       ----------   ----------   ---------
         Total operating revenues......................   447,552      388,874     344,557
                                                       ----------   ----------   ---------

Operating expenses:
    Salaries, wages and benefits.......................   126,167      112,315      92,207
    Aircraft fuel and oil..............................    53,226       42,925      50,107
    Commissions........................................    30,499       30,080      31,535
    Dining services....................................    23,892       19,633      17,181
    Station rental, landing and other fees.............    30,510       25,933      24,526
    Aircraft maintenance materials and repairs.........    46,076       36,961      28,190
    Depreciation and amortization......................    13,211       10,021       8,645
    Aircraft rentals...................................    20,014       19,290      17,453
                                                       ----------   ----------   ---------
    Other..............................................    43,205       36,061      36,243
                                                       ----------   ----------   ---------
         Total operating expenses......................   386,800      333,219     306,087
                                                       ----------   ----------   ---------
Operating income                                           60,752       55,655      38,470

Other income (expense):
    Interest income....................................     1,117        1,727       1,419
    Interest expense...................................      (270)        (280)        (95)
    Other, net.........................................        68          (75)       (162)
                                                       ----------   ----------   ---------
         Total other income (expense)..................       915        1,372       1,162
                                                       ----------   ----------   ---------

Income before income taxes.............................    61,667       57,027      39,632
Provision for income taxes.............................    22,876       21,158      14,692
                                                       ----------   ----------   ---------

Net income.............................................$   38,791   $   35,869    $ 24,940
                                                       ==========   ==========   =========
Net income per share - basic...........................$     2.75   $     2.54    $   1.76
                                                       ==========   ==========   =========
Net income per share - diluted.........................$     2.71   $     2.51    $   1.74
                                                       ==========   ==========   =========


See notes to consolidated financial statements.

PAGE 26     MIDWEST EXPRESS HOLDINGS

                          CONSOLIDATED BALANCE SHEETS

MIDWEST EXPRESS HOLDINGS, INC.
AS OF DECEMBER 31, 1999 AND 1998
(DOLLARS IN THOUSANDS)

                                                                                      1999          1998
                                   ASSETS                                          ----------    ----------
Current assets:
   Cash and cash equivalents.....................................................  $   16,049    $   13,455
   Accounts receivable:
       less allowance for doubtful accounts of $166 in 1999 and $251 in 1998.....      10,237         9,254
   Inventories...................................................................       7,270         4,020
   Prepaid expenses:
       Commissions...............................................................       2,168         2,931
       Other.....................................................................       2,477         3,427
                                                                                   ----------    ----------
            Total prepaid expenses...............................................       4,645         6,358
   Aircraft and modifications intended to be financed
       by sale and leaseback transactions........................................           -           951
   Deferred income taxes.........................................................       4,687         5,521
                                                                                   ----------    ----------
            Total current assets.................................................      42,888        39,559
                                                                                   ----------    ----------
Property and equipment, net......................................................     211,449       160,583
Landing slots and leasehold rights, less accumulated amortization
   of $2,505 in 1999 and $2,178 in 1998..........................................       4,244         4,572
Purchase deposits on flight equipment............................................       2,000        13,383
Other assets.....................................................................       3,248         2,380
                                                                                   ----------    ----------
Total assets.....................................................................  $  263,829    $  220,477
                                                                                   ==========    ==========

                              LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable..............................................................  $    4,796    $    5,064
   Air traffic liability.........................................................      36,428        35,285
   Accrued liabilities:
       Scheduled maintenance expense.............................................       3,897         5,182
       Accrued profit sharing....................................................       4,957         9,518
       Vacation pay..............................................................       4,840         4,066
       Frequent Flyer awards.....................................................       4,001         3,653
       Other.....................................................................      21,023        19,253
                                                                                   ----------    ----------
            Total current liabilities............................................      79,942        82,021
                                                                                   ----------    ----------
Long-term debt...................................................................       3,068         3,206
Deferred income taxes............................................................      14,283        13,647
Noncurrent scheduled maintenance expense.........................................      16,991        12,082
Accrued pension and other postretirement benefits................................       9,115         6,201
Other noncurrent liabilities.....................................................       6,891         5,688
                                                                                   ----------    ----------
Total liabilities................................................................     130,290       122,845
                                                                                   ----------    ----------
Shareholders' equity:
   Preferred stock, without par value, 5,000,000 shares authorized,
       no shares issued or outstanding...........................................           -             -
   Common stock, $.01 par value, 25,000,000 shares authorized,
       14,543,231 shares issued in 1999 and 14,464,056 in 1998...................         145           145
   Additional paid-in capital....................................................      11,147         9,680
   Treasury stock, at cost; 531,104 shares in 1999 and 381,015 shares in 1998....     (10,752)       (6,401)
   Retained  earnings............................................................     132,999        94,208
                                                                                   ----------    ----------
Total shareholders' equity.......................................................     133,539        97,632
                                                                                   ----------    ----------
Total liabilities and shareholders' equity.......................................  $  263,829    $  220,477
                                                                                   ==========    ==========

See notes to consolidated financial statements.

ANNUAL REPORT 1999     PAGE 27

                           CONSOLIDATED STATEMENTS OF CASH FLOWS

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(DOLLARS IN THOUSANDS)

                                                                          1999          1998          1997
                                                                       -----------   -----------   -----------
Operating activities:
   Net income......................................................... $   38,791    $   35,869    $   24,940
   Items not involving the use of cash:
       Depreciation and amortization..................................     13,211        10,021         8,645
       Deferred income taxes..........................................      1,470           272         1,294
       Other..........................................................      5,565         4,974         4,335
   Changes in operating assets and liabilities:
       Accounts receivable............................................       (629)       (3,704)         (319)
       Inventories....................................................     (3,250)          (78)         (820)
       Prepaid expenses...............................................      1,713        (2,990)          833
       Accounts payable...............................................       (168)         (496)        1,876
       Accrued liabilities............................................        789        11,769         1,059
       Air traffic liability..........................................      1,143         6,352         6,891
                                                                       -----------   -----------   -----------
   Net cash provided by operating activities..........................     58,635        61,989        48,734
                                                                       -----------   -----------   -----------

Investing activities:
   Capital expenditures...............................................    (67,206)      (74,332)      (27,617)
   Aircraft acquisitions and modifications financed by or
       intended to be financed by sale and leaseback transactions.....          -           557       (12,520)
   Purchase  deposits on flight equipment.............................     (2,983)      (10,800)      (14,500)
   Proceeds from sale of property and equipment.......................         89           336           196
   Other..............................................................     (1,438)          451        (2,128)
                                                                       -----------   -----------   -----------
   Net cash used in investing activities..............................    (71,538)      (83,788)      (56,569)
                                                                       -----------   -----------   -----------

Financing activities:
   Proceeds from sale and leaseback transactions .....................     15,951         4,492        15,566
   Purchase of treasury stock.........................................     (4,253)       (2,003)       (1,977)
   Other..............................................................      3,799           699        (1,277)
                                                                       -----------   -----------   -----------
   Net cash provided by financing activities..........................     15,497         3,188        12,312
                                                                       -----------   -----------   -----------

   Net increase (decrease) in cash and cash equivalents...............      2,594       (18,611)        4,477
   Cash and cash equivalents, beginning of year.......................     13,455        32,066        27,589
                                                                       -----------   -----------   -----------
   Cash and cash equivalents, end of year............................. $   16,049    $   13,455    $   32,066
                                                                       ===========   ===========   ===========

   Supplemental cash flow information:
       Cash paid for:
         Income taxes................................................. $   20,668*   $   22,754*   $   11,948*
         Interest..................................................... $      270    $      280    $       95

   Supplemental schedule of non-cash financing activities:
       Long-term debt assumed in connection with capital expenditures. $        -    $        -    $    3,487

   Supplemental schedule of investing activities:
       Transfer of flight equipment from purchase deposits
         to property and equipment.................................... $   14,366    $   11,917    $        -
   Accrued capital expenditures.......................................      1,372             -             -
   Spare parts credit.................................................      1,350             -             -


*    Included in taxes paid are amounts paid to Kimberly-Clark in accordance with the Tax Agreement totaling $4,047 in 1999, $4,535 in 1998 and $5,996 in 1997.

See notes to consolidated financial statements.

PAGE 28     MIDWEST EXPRESS HOLDINGS

                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(DOLLARS IN THOUSANDS)

                                                            Common       Additional                               Total
                                                            Stock, $.01   Paid-in      Treasury     Retained    Shareholders'
                                                            par value     Capital       Stock       Earnings      Equity
                                                           ------------  ----------    --------    ----------   -------------
Balances at December 31, 1996..............................   $  64       $ 9,545       $(2,672)   $   33,404    $   40,341
   Net income..............................................       -             -             -        24,940        24,940
   Stock split effected in the form of a dividend..........      32           (31)            -            (1)            -
   Purchase  of 80,000 shares of treasury stock............       -             -        (1,977)            -        (1,977)
   Issuance of treasury stock upon exercise................
     of stock options and related tax benefits.............       -             3            52             -            55
   Other...................................................       -            14            25             -            39
                                                           ------------  ----------    --------    ----------   -------------

Balances at December 31, 1997..............................      96         9,531        (4,572)       58,343        63,398
   Net income..............................................       -             -             -        35,869        35,869
   Stock split effected in the form of a dividend..........      49           (49)            -             -             -
   Purchase of 65,300 shares of treasury stock.............       -             -        (2,003)            -        (2,003)
   Issuance of treasury stock upon exercise
     of stock options and related tax benefits.............       -           122           132             -           254
   Other...................................................       -            76            42            (4)          114
                                                           ------------  ----------    --------    ----------   -------------

Balances at December 31, 1998..............................     145         9,680        (6,401)       94,208        97,632
   Net income..............................................       -             -             -        38,791        38,791
   Purchase of 147,100 shares of treasury stock............       -             -        (4,253)            -        (4,253)
   Issuance (receipt) of common stock upon exercise........
     of stock options and related tax benefits.............       -         1,395          (104)            -         1,291
   Other...................................................       -            72             6             -            78
                                                           ------------  ----------    --------    ----------   -------------

Balances at December 31, 1999..............................   $ 145       $11,147      $(10,752)     $132,999      $133,539
                                                           ============  ==========    ========    ==========   ==============


See notes to consolidated financial statements.


ANNUAL REPORT 1999     PAGE 29

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


Note 1. Business and Basis of Presentation
Basis of Presentation
---------------------
The accompanying Consolidated Financial Statements of Midwest Express Holdings, Inc. (the "Company") include the accounts of Midwest Express Airlines, Inc.
("Midwest Express"), a wholly owned subsidiary of the Company, and Astral Aviation, Inc. ("Astral"), a wholly owned subsidiary of Midwest Express that does business as Skyway Airlines. All intercompany balances and transactions have been eliminated.

Nature of Operations
--------------------
Midwest Express is a U.S. air carrier providing scheduled passenger service to 28 major destinations in North America. The Company also provides aircraft charter services, air freight and other airline services. In May 1994, Midwest Express established Omaha, Nebraska, as its first base of operations outside of Milwaukee, and currently provides nonstop jet service between Omaha and five destinations. Astral provides regional scheduled passenger service to cities primarily in the Midwest.

Stock Splits
------------
On April 23, 1997, the Company announced that its Board of Directors had approved a plan to split its stock 3-for-2 in the form of a 50% stock dividend. The new shares were issued May 28, 1997, to shareholders of record as of May 12, 1997.

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

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. They are carried at cost, which approximates market.

Inventories
-----------
Inventories  consist  primarily  of  aircraft  maintenance  parts,   maintenance
supplies and fuel stated at the lower of cost on the first-in, first-out (FIFO) method or market, and are expensed when used in operations.

Property and Equipment
----------------------
Property and equipment is stated at cost and is depreciated on the straight-line method applied to each unit of property for financial reporting purposes and by use of accelerated methods for income tax purposes. Aircraft are depreciated to estimated residual values, and any gain or loss on disposal is reflected in income. The depreciable lives for the principal asset categories are as follows:

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

Other Assets
------------
Airport takeoff and landing slots have an unlimited life, have historically appreciated in value, and are occasionally traded, sold or leased among airlines. The cost of takeoff and landing slots is amortized on the straight-line method over 20 years, consistent with industry practice. The cost of airport leasehold rights is amortized on the straight-line method over the term of the lease. The cost of capitalized software is amortized on the straight-line method over five years or less.

Revenue Recognition
-------------------
Passenger and cargo revenues are recognized in the period when the service is provided. Contract maintenance revenue is recognized when work is completed and invoiced. The estimated liability for sold, but unused, tickets is included in current liabilities as air traffic liability.

Maintenance and Repair Costs
----------------------------
Routine maintenance and repair costs for owned and leased aircraft are charged to expense when incurred. Depending on the particular aircraft or engine, major airframe and engine maintenance costs are either (1) accrued to expense on the basis of estimated future costs and the estimated number of future flight hours, or the number of future takeoffs and landings between overhauls or (2) capitalized when incurred and amortized on the basis of the estimated number of future flight hours, or the number of future takeoffs and landings between overhauls. The actual maintenance and repair costs to be incurred could differ from the Company's estimates.

Frequent Flyer Program
----------------------
The estimated incremental cost of providing future transportation in conjunction with the Company's Frequent Flyer program is accrued based on estimated redemption percentages applied to actual mileage recorded in members' accounts. The ultimate cost will depend on the actual redemption of Frequent Flyer miles and may be greater or less than amounts accrued at December 31, 1999.

Postretirement Health Care and Life Insurance Benefits
------------------------------------------------------
The costs of health care and life insurance benefit plans for retired employees are accrued over the working lives of employees in accordance with Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Income Taxes
------------
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires that deferred income taxes be determined under the asset and liability method. Deferred income taxes have been recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial reporting and the tax bases of assets and liabilities.

Income tax expense and deferred income tax assets and liabilities are reflected in the Company's financial statements in accordance with SFAS No. 109.

Leases
------
Rental obligations under operating leases for aircraft, facilities and equipment are charged to expense on the straight-line method over the term of the lease.

Hedging Transactions
--------------------
The Company has entered into hedging arrangements to reduce its exposure to fluctuations in the price of jet fuel. Contracts entered into were not material as of December 31, 1999. Net settlements are recorded as adjustments to aircraft fuel expense.


PAGE 30     MIDWEST EXPRESS HOLDINGS

Use of Estimates
-----------------
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Future results could differ from those estimates.

Accounting Standard to Be Adopted
---------------------------------
In 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company is currently in the process of evaluating the accounting and disclosure effects of this Statement and anticipates adopting the Statement in the first quarter of 2001.

Reclassifications
-----------------
Certain reclassifications have been made in prior year financial statements to conform to the current year presentation.

Note 3. Property and Equipment
As of December 31, 1999 and 1998, property and equipment consisted of the following (in thousands):

                                         1999          1998
                                     ------------   ------------
Flight equipment..................      $230,341      $150,622
Other equipment...................       12,611         10,143
Buildings and improvements........       19,111         17,746
Office furniture and equipment....       12,067         10,140
Construction in progress..........       34,288         54,633
                                     ------------   ------------
                                        308,418        243,284
Less accumulated depreciation.....      (96,969)       (82,701)
                                     ------------   ------------
Property and equipment, net.......     $211,449       $160,583
                                     ============   ============


Note 4. Leases
The Company leases aircraft, terminal space, office space and warehouse space. Future minimum lease payments required under operating leases having initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999 were as follows (in thousands):


          Year ended December 31,
          2000....................................    $  27,244
          2001....................................       25,035
          2002....................................       23,309
          2003....................................       22,528
          2004....................................       22,470
          2005 and thereafter.....................      150,963
                                                      ---------
                                                      $ 271,549
                                                      =========

As of December 31, 1999, the Company had 13 of its jet aircraft in service under operating leases, three of which have been guaranteed by Kimberly-Clark
Corporation. Prior to 1995, the Company was a member of the Kimberly-Clark Corporation consolidated group. These leases have expiration dates ranging from 2000 through 2011 and can generally be renewed, based on the fair market value at the end of the lease term, for one to three years. All of the leases include purchase options at or near the end of the lease term at fair market value, but generally not in excess of the lessor's defined cost of the aircraft.

As of December 31, 1999, the Company's turboprop fleet was financed under operating leases with initial lease terms of five to 12 years, and expiration dates ranging from 2001 through 2008. These leases permit renewal for various periods at rates approximating fair market value and purchase options at or near the end of the lease term at fair market value.

In the fourth quarter 1999, the Company entered into lease agreements to finance the acquisition of five Fairchild Aerospace 328JETs. The leases run for a term of 16.5 years, with expiration for all leases occurring in 2015. These leases permit renewal for various periods at rates approximating fair market value and purchase options at or near the end of the lease term at fair market value.

In October 1998, Midwest Express moved into a newly constructed maintenance facility that is owned by Milwaukee County and located at General Mitchell International Airport. To finance the $8.2 million project, the City of Milwaukee issued variable-rate demand industrial development revenue bonds. The Company's variable rent payments are based on the current interest rate of the City of Milwaukee's outstanding bonds over the 32-year lease term. The bonds are secured by a promissory note between Midwest Express and the City of Milwaukee, with further security provided by Firstar Bank, National Association.

Rent expense for all operating leases, excluding landing fees, was $31,096,000, $28,088,000 and $25,435,000 for 1999, 1998 and 1997 respectively.

Note 5. Financing Agreements
At December 31, 1999, the Company had available two credit facilities: (1) a $55.0 million revolving credit facility with three banks and (2) a $20.0 million secondary revolving credit facility with Kimberly-Clark. Borrowings under the Kimberly-Clark facility must be repaid prior to repayments on the bank credit facility. The bank credit facility requires an annual commitment fee of 12.5 basis points on the average unused commitment with interest payable on the outstanding principal balance at LIBOR plus 50 basis points. The Kimberly-Clark facility does not require a commitment fee, and interest will be at a rate equal to the then-current rate of interest under the bank credit facility plus 100 basis points. There were no outstanding borrowings under these agreements at December 31, 1999, except for letters of credit totaling $9,707,000 that reduce the amount of available credit.

In August 1997, the Company purchased its headquarters building, which it had previously leased. As part of the transaction, the Company assumed $3,487,000 of long-term debt. The mortgage note has an interest rate of 8.25% and is payable in monthly installments through April 2011. Future maturities of long-term debt for the next five years are as follows (in thousands):

          Year ended December 31,
          2000....................................    $ 138
          2001....................................      182
          2002....................................      214
          2003....................................      233
          2004....................................      253


The fair value of the Company's borrowing under this agreement approximates its carrying value as of December 31, 1999.

Note 6. Retirement and Benefit Plans
Defined Benefit Plans
---------------------
Midwest Express has two defined benefit pension plans which, in total, cover substantially all of its employees. The benefits for these plans are based primarily on years of service and employee compensation. It is Midwest Express' policy to annually fund at least the minimum contribution as required by the Employee Retirement Income Security Act (ERISA) of 1974.


ANNUAL REPORT 1999     PAGE 31

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the funded status of the plans as of December 31 (in thousands):

                                                  Midwest Express
                                                   Pension Plan
                                                   1999         1998
                                               ----------     --------
Change in Benefit Obligation
Net benefit obligation at beginning of year....  $ 27,614     $ 18,552
Service cost...................................     3,266        2,456
Interest cost..................................     2,092        1,676
Actuarial (gain) loss..........................    (6,129)       4,953
Gross benefits paid............................       (31)         (23)
                                               ----------     --------
Net benefit obligation at end of year..........  $ 26,812     $ 27,614
                                               ==========     ========

Change in Plan Assets
Fair value of assets at beginning of year......  $ 17,739     $ 12,331
Actual return on plan assets...................     2,147        1,705
Employer contributions.........................     2,474        3,726
Gross benefits paid............................       (31)         (23)
                                               ----------     --------
Fair value of plan assets at end of year.......  $ 22,329     $ 17,739
                                               ==========     ========

Funded status at end of year...................  $ (4,483)    $ (9,875)
Unrecognized net actuarial loss................     1,017        7,900
Unrecognized prior service cost................       (26)         (28)
Unrecognized net transition obligation.........        63           86
                                               ----------     --------
Accrued benefit liability......................  $ (3,429)    $ (1,917)
                                               ==========     ========

Amounts recognized in the balance sheet consist of an accrued benefit liability of $3,429,000 and $1,917,000 on December 31, 1999 and 1998,
respectively.

Weighted-average assumptions
Discount rate..................................      7.75%        7.00%
Expected return on plan assets.................     10.00%       10.00%
Rate of compensation increase..................      4.25%        4.25%

                                                      Supplemental
                                                      Pension Plan
                                                  1999          1998
                                               ----------     --------
Change in Benefit Obligation
Net benefit obligation at beginning of year....  $  1,290      $ 1,152
Service cost...................................        68           52
Interest cost..................................       106           81
Actuarial (gain) loss..........................      (121)           5
                                               ----------     --------
Net benefit obligation at end of year..........  $  1,343      $ 1,290
                                               ==========     ========

Funded status at end of year...................  $ (1,343)     $(1,290)
Unrecognized net actuarial loss................       483          641
Unrecognized prior service cost................        45           50
Unrecognized net transition obligation.........        11           15
                                               ----------     --------
Accrued benefit liability......................  $   (804)     $  (584)
                                               ==========     ========

Amounts recognized in the balance sheet consist of an accrued benefit liability of $804,000 and $584,000 on December 31, 1999 and 1998,
respectively.

Weighted-average assumptions
Discount rate..................................     7.75%       7.00%
Rate of compensation increase..................     4.25%       4.25%

The net periodic benefit cost of defined benefit pension plans for the years ending December 31 includes the following (in thousands):

                                                 Midwest Express
                                                  Pension Plan
                                            1999        1998        1997
                                           --------   --------   --------
Components of Net Periodic Benefit Cost
Service cost..........................     $  3,266   $ 2,456     $ 1,656
Interest cost.........................        2,092     1,676       1,132
Expected return on assets.............       (1,802)   (1,175)       (994)
Amortization of:
   Transition obligation..............           23        23          23
   Prior service cost.................           (2)       (3)         (2)
   Actuarial loss.....................          409       379          37
                                           --------   --------   --------
Total net periodic benefit cost.......     $  3,986   $ 3,356     $ 1,852
                                           ========   ========   =========

                                                    Supplemental
                                                    Pension Plan
                                            1999        1998        1997
                                           --------   --------   --------
Components of Net Periodic Benefit Cost
Service cost..........................     $     68   $    52     $    45
Interest cost.........................          106        81          73
Amortization of:
   Transition obligation..............            4         4           4
   Prior service cost.................            5         5           5
   Actuarial loss.....................           36        36          30
                                           --------   --------   --------
Total net periodic benefit cost.......     $    219   $   178     $   157
                                           ========   ========   ========


Postretirement Health Care and Life Insurance Benefits
------------------------------------------------------
Midwest Express allows retirees to participate in unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally noncontributory for current retirees, and are contributory for most future retirees.

The following table sets forth the status of the plans as of December 31 (in thousands):


                                                       1999       1998
                                                     --------    --------
Change in Benefit Obligation
Net benefit obligation at beginning of year......    $  2,725    $  2,151
Service cost.....................................         430         270
Interest cost....................................         266         176
Actuarial loss...................................         159         128
                                                     --------    --------
Net benefit obligation at end of year............    $  3,580    $  2,725
                                                     ========    ========

Funded status at end of year.....................    $ (3,580)   $ (2,725)
Unrecognized net actuarial loss..................         503         380
                                                     --------    --------
Accrued benefit liability........................    $ (3,077)   $ (2,345)
                                                     ========    ========

Amounts recognized in the balance sheet consist of an accrued benefit liability of $3,077,000 and $2,345,000 on December 31, 1999 and 1998,
respectively.

Weighted-average assumptions
Discount rate....................................       7.75%        7.00%
Rate of compensation increase....................       4.25%        4.25%


PAGE 32     MIDWEST EXPRESS HOLDINGS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The net periodic benefit cost of postretirement health care and life insurance benefits for the years ending December 31 includes the following (in thousands):


Components of Net Periodic                        1999    1998     1997
Benefit Cost
Service cost................................... $  430  $  270    $  211
Interest cost..................................    266     176       141
Actuarial loss.................................     37       2         -
                                                 -----  ------    ------
Total net periodic benefit cost................ $  733     448       352
                                                 =====  ======    ======


The assumed health care cost trend rate was approximately 8%, declining annually to a rate of 6% by the year 2005, and remaining level thereafter. A change of one percentage point would not be significant.

Defined Contribution Plans
--------------------------
The Company has two voluntary defined contribution investment plans covering substantially all employees. Under these plans, the Company matches a portion of an employee's contributions. Amounts expensed and reflected in the accompanying income statements were $1,642,000, $1,471,000 and $1,498,000 in 1999, 1998 and
1997, respectively.

Profit Sharing Plans
--------------------
The Company has three profit sharing plans: an employee profit sharing plan for substantially all employees of Midwest Express, an employee profit sharing plan for substantially all employees of Astral, and an Annual Incentive Plan for key management employees. Company contributions for all plans are based entirely on achieving specified levels of profitability. The Company expensed $4,951,000, $9,984,000 and $4,938,000 under these plans during 1999, 1998 and 1997, respectively.

Plan Termination
----------------
In 1999, the Company approved a plan whereby the Midwest Express Pension Plan which covers substantially all Midwest Express employees will be terminated on March 31, 2000 subject to approval of the Pension Benefit Guaranty Corporation (the federal agency responsible for supervising pension plan terminations). The obligations reported as of December 31, 1999 assume that the pension plan is ongoing.

Note 7. Net Income Per Share
The Company has adopted SFAS No.128, "Earnings Per Share," which established new standards for the calculation of net income per share. Reconciliations of the numerator and denominator of the basic and diluted per share computations are summarized as follows (in thousands, except per share amounts):


                                                 1999        1998      1997
                                               --------   ---------   --------
Net Income Per Share - Basic:
   Net income (numerator).....................$  38,791   $  35,869   $ 24,940
   Weighted average shares outstanding
     (denominator)............................   14,121      14,102     14,197
                                               --------   ---------   --------
   Net income per share - basic...............$    2.75   $    2.54   $   1.76
                                               ========   =========   ========
Net Income Per Share - Diluted:
   Net income (numerator).....................$  38,791   $  35,869   $ 24,940
   Weighted average shares outstanding........   14,121      14,102     14,197
   Effect of dilutive securities:
   Stock options..............................      160         196        113
   Shares issuable under the 1995 Stock
    Plan for Outside Directors................       12           8          5
                                               --------   ---------   --------
   Weighted average shares outstanding
    assuming dilution (denominator)...........   14,293      14,306     14,315
                                               --------   ---------   --------
   Net income per share - diluted.............$    2.71   $    2.51   $   1.74
                                               ========   =========   ========

Note 8. Shareholders' Equity
In 1996, the Board of Directors adopted a shareholder rights plan and made a dividend distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of the Company's common stock. As a result of the 3-for-2 stock splits effected in May 1997 and 1998, four-ninths of a Right is now associated with each share of common stock. The Rights are exercisable only if a person or entity acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. Each Right initially entitles its holders to buy one one-hundredth share of the Company's Series A Preferred Stock at an exercise price of $100, subject to adjustment. If a person or entity acquires 15% or more of the Company's common stock, then each Right will entitle its holder to purchase, at the Right's then-current exercise price, Company common stock valued at twice the exercise price. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights expire in 2006.

Under the Company's 1995 Stock Option Plan, the Compensation Committee of the Board of Directors may grant options, at its discretion, to certain employees to purchase shares of common stock. An aggregate of 1,548,900 shares of common stock is reserved for issuance under the Plan. Under the Plan, options granted have an exercise price equal to 100% of the fair market value of the underlying stock at the date of grant. Granted options become exercisable at the rate of 30% after the first year, 30% after the second year and the remaining 40% after the third year, unless otherwise determined, and have a maximum term of 10 years.

Transactions with respect to the Plan have been adjusted to reflect the effect of the two stock splits and are summarized as follows:
                                                               Weighted
                                                               Average
                                                 Shares     Exercise Price
                                                -------     --------------
Options outstanding at January 1, 1997......    266,625         $  8.51
   Granted..................................    285,750           16.04
   Exercised................................     (6,750)           8.00
   Forfeited................................     (4,500)          16.11
                                               --------         -------
Options outstanding at December 31, 1997....    541,125         $ 12.43
   Granted..................................    285,750           30.50
   Exercised................................    (19,000)          11.90
   Forfeited................................    (45,900)          24.41
                                               --------         -------
Options outstanding at December 31, 1998....    761,975         $ 18.49
   Granted..................................    309,250           29.27
   Exercised................................    (77,150)          11.01
   Forfeited................................    (72,850)          27.62
                                               --------         -------
Options outstanding at December 31, 1999....    921,225         $ 22.02
                                               ========         =======
Options exercisable at December 31, 1999....    391,200         $ 14.76
                                               ========         =======


Options exercisable at December 31, 1999 included 179,000 options with an exercise price of $8.00, 22,500 options with an exercise price of $14.00, 13,500 options with an exercise price of $15.14, 108,025 options with an exercise price of $16.11, and 68,175 options with an exercise price of $30.52.


ANNUAL REPORT 1999     PAGE 33

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information concerning currently outstanding options:
                                              Weighted
                                               Average         Weighted
                                              Remaining         Average
                               Number        Contractual       Exercise
Range of Exercise Prices     Outstanding         Life            Price
                             ------------    -----------       ---------
$8.00                          179,000        5.7 years         $  8.00
$14.00 - $16.11                234,925        7.1 years           15.82
$25.00 - $29.22                258,800        9.2 years           29.04
$30.00 - $33.63                248,500        8.2 years           30.66
Options outstanding at
December 31, 1999              921,225        7.7 years         $ 22.02
                               =======        =========         =======

The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations; accordingly, no compensation cost has been reflected in the financial statements for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                      1999        1998         1997
Net income:
    As reported                     $ 38,791    $  35,869     $  24,940
    Pro forma                       $ 36,920    $  34,514     $  24,461
Net income per share - basic:
    As reported                     $   2.75    $    2.54     $    1.76
    Pro forma                       $   2.61    $    2.45     $    1.72
Net income per share - diluted:
    As reported                     $   2.71    $    2.51     $    1.74
    Pro forma                       $   2.58    $    2.41     $    1.71

For purposes of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                              1999       1998        1997
Expected volatility           30.9%      31.6%        27.4%
Risk-free interest rate        6.5%       4.5%         5.4%
Forfeiture rate                5.0%       5.0%         5.0%
Dividend rate                  0.0%       0.0%         0.0%
Expected life in years          5          5            5

Note 9. Income Taxes
The provision for income taxes for the years ended December 31, 1999, 1998 and 1997 consisted of the following (in thousands):

                                      1999           1998            1997
Current provision:
Federal                            $  18,122      $  17,611      $  11,314
State                                  3,284          3,275          2,084
                                      21,406         20,886         13,398
Deferred provision:
Federal                                1,272            246          1,169
State                                    198             26            125
                                       1,470            272          1,294
Total provision for income taxes    $ 22,876      $  21,158      $  14,692

A reconciliation of income taxes at the U.S. federal statutory tax rate to the effective tax rate follows:

                                         1999     1998     1997
Tax at statutory U.S. tax rates          35.0%    35.0%       35.0 %
State income taxes,
  net of federal benefit                  3.8      3.8         3.8
Other, net                               (1.7)    (1.7)       (1.7)
Provision for income taxes               37.1%    37.1%       37.1%

Deferred tax assets and liabilities resulting from temporary differences are comprised of the following (in thousands):

                                           1999         1998
Current deferred income tax assets
attributable to:
Accrued liabilities                      $  3,102     $   2,550
Maintenance expense liability               1,317         2,633
Other                                         268           338
Net current deferred tax assets          $  4,687     $   5,521

Noncurrent deferred income tax assets
(liabilities) attributable to:
Excess of tax over book depreciation     $(25,585)    $ (20,467)
Maintenance expense liability               6,304         3,692
Pension liability                           2,831         1,794
Other                                       2,167         1,334
Net noncurrent deferred tax liabilities  $(14,283)    $ (13,647)


In connection with the Company's initial public offering in 1995 (the "Offering"), the Company, Midwest Express, Astral and Kimberly-Clark entered into a Tax Allocation and Separation Agreement (`'Tax Agreement"). Pursuant to the Tax Agreement, the Company is treated for tax purposes as if it purchased all of Midwest Express' assets at the time of the Offering, and as a result, the tax bases of Midwest Express' assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. This additional basis is expected to result in increased income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company will pay to Kimberly-Clark the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit), as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. In the event of certain business combinations or other acquisitions involving the Company, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits or carryovers of businesses other than those historically conducted by Midwest Express or the Company. Except for the 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax bases of Midwest Express' assets. The effect of the retained 10% benefit is reflected in the financial statements as a reduction in the Company's provision for income taxes.

Note 10. Commitments and Contingencies
In February 1997, Midwest Express committed to pay $9.25 million over 15 years for the naming rights to the Midwest Express Center, an 800,000-square-foot convention center in Milwaukee that opened in July 1998.

In July 1999, the Company announced the addition of a 55,000-square-foot training facility to its Oak Creek, Wisconsin headquarters. Groundbreaking for the building took place in October 1999, with facility completion expected in third quarter 2000. The Company expects the cost of the project to be approximately $6 million, and anticipates funding the project with cash flows from operations.

PAGE 34     MIDWEST EXPRESS HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 1999, the Company signed a purchase agreement to acquire four MD-80 series aircraft currently operated by Scandinavian Airlines System. Delivery of the aircraft is expected to begin in September 2000 and continue through November 2001. After refurbishment and modification, three aircraft are expected to enter scheduled service in 2001, and the last in 2002. The Company expects that this project, including aircraft refurbishment, modification and support equipment, will cost $60 million. Financing alternatives are currently being evaluated.

The Company is party to routine litigation incidental to its business. In the opinion of management, the final disposition of these matters will have no material adverse effect on the consolidated financial statements.

Note 11. Segment Reporting
Midwest Express and Astral, doing business as Skyway Airlines, constitute the two reportable segments of the Company. The Company's reportable segments are strategic units that are managed independently because they provide different services with different cost structures and marketing strategies. No single customer accounted for more than 10% of revenue. The accounting policies of the reportable segments are the same as those described in Note 2.

Midwest Express offers jet service to 28 major destinations throughout North America by offering single-class, premium service at competitive coach fares. As of December 31, 1999, Midwest Express operated a fleet of 32 aircraft - 24 DC-9s and eight MD-80s.

Astral offers point-to-point service in select markets and increases traffic for Midwest Express by providing passengers with connecting service to jet flights. As of December 31, 1999, Astral operated a fleet of 15 Beech 1900D turboprop aircraft and four Fairchild Aerospace 328JETs.

Revenue for passengers who travel on both carriers within a single itinerary is allocated to each entity based on a formula that is dependent upon the fare type paid by the passenger. There were 100,848; 88,154; and 76,508 passengers in 1999, 1998 and 1997, respectively, under the aforementioned pricing agreement.

Although Astral is independent from an operational perspective, Midwest Express performs a number of services for Astral including, but not limited to, coordinating aircraft scheduling, pricing, reservations, yield management, advertising, fuel procurement and revenue accounting. Astral is charged a marketing service fee for these services - 9% of the revenue for passengers who travel exclusively on Astral and approximately $2 per passenger for passengers who connect between the carriers. These service charges comprise a majority of the intercompany revenue and expense between the two segments.

Midwest Express also performs treasury functions for Astral, including centrally controlling cash. Astral earns interest income at market rates for any cash managed by Midwest Express. This interest income comprises the intercompany interest income and expense shown as eliminations in the subsequent information. The total asset elimination consists primarily of the intercompany payable and receivable balances.

Reportable segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding resource allocation and assessing performance.

Financial information on the two operating segments, Midwest Express and Astral, follows (in thousands):

                           Midwest
1999                       Express    Astral    Elimination     Consolidated
----                       --------   ------    -----------     ------------
Operating revenues         $406,127  $ 44,887   $  (3,462)       $ 447,552
Operating income             58,847     1,905           -           60,752
Depreciation and
   amortization expense      12,336       875           -           13,211
Interest income               1,033       706        (622)           1,117
Interest expense                892         _        (622)             270
Income before
   income taxes              58,854     2,813           -           61,667
Provision for
   income taxes              21,869     1,007           -           22,876

Total assets                253,354    25,406     (14,931)         263,829
Capital expenditures         66,894     3,295           -           70,189

1998
----
Operating revenues         $351,357   $41,478   $  (3,961)       $ 388,874
Operating income             52,390     3,265           -           55,655
Depreciation and
   amortization expense       9,334       687           -           10,021
Interest income               1,727       587        (587)           1,727
Interest expense                867         _        (587)             280
Income before
   income taxes              53,175     3,852           -           57,027
Provision for
   income taxes              19,714     1,444           -           21,158
                                                        -
Total assets                213,119    21,319     (13,961)         220,477
Capital expenditures         83,630     1,502           -           85,132


1997
----
Operating revenues        $ 309,912  $ 38,484    $ (3,839)      $  344,557
Operating income             37,793       677           -           38,470
Depreciation and
   amortization expense       8,056       589           -            8,645
Interestincome                1,419       462        (462)           1,419
Interest expense                557         _        (462)              95
Income before
   income taxes              38,495     1,137           -           39,632
Provision for
   income taxes              14,266       426           -           14,692

Total assets                160,027    17,962     (11,241)         166,748
Capital expenditures         40,552     1,565           -           42,117


ANNUAL REPORT 1999     PAGE 35

                                           MIDWEST EXPRESS HOLDINGS, INC.
                                      Quarterly Financial Summary (Unaudited)
                                       (In Thousands, Except Per Share Data)
                                                               Three Months Ended
-------------------------------------------------------------------------------------------------------------------
1999                                             March 31          June 30         September 30        December 31
-------------------------------------------------------------------------------------------------------------------
Operating revenues                                $98,881         $117,662             $115,837           $115,172
Operating expenses                                 87,616           96,858               98,343            103,983
Operating income                                   11,265           20,804               17,494             11,189
Income before income taxes                         11,365           20,896               17,795             11,611
Income taxes                                        4,262            7,836                6,673              4,105
Net income                                          7,103           13,060               11,122              7,506
Net Income per share - basic                         0.50             0.92                 0.79               0.53
Net income per share - diluted                       0.50             0.91                 0.78               0.53

                                                               Three Months Ended
-------------------------------------------------------------------------------------------------------------------
1998                                             March 31          June 30         September 30        December 31
-------------------------------------------------------------------------------------------------------------------
Operating revenues                                $88,412         $100,097             $103,823            $96,542
Operating expenses                                 79,009           83,266               86,907             84,037
Operating income                                    9,403           16,831               16,916             12,505
Income before income taxes                          9,728           17,217               17,242             12,840
Income taxes                                        3,648            6,456                6,447              4,607
Net income                                          6,080           10,761               10,795              8,233
Net Income per share - basic                         0.43             0.76                 0.77               0.58
Net income per share - diluted                       0.43             0.75                 0.75               0.58

-----------------------------------------------------------------------------------------------------------------------------

                                              SHAREHOLDER INFORMATION
Headquarters                                     Annual Meeting
Midwest Express Holdings, Inc.                   The annual Meeting of Midwest Express Holdings, Inc. will be held at 10
6744 South Howell Avenue                         a.m. on Wednesday, April 26, 2000 at The Midwest Express Center, 400
Oak Creek, Wisconsin  53154-1402                 West Wisconsin Avenue, Milwaukee.  Shareholders of record on March 9,
(414) 570-4000                                   2000 will be mailed an official notice of the meeting.

Web Site                                         Financial Reports
www.midwestexpress.com                           Form 10-K (without exhibits) and other reports filed with the Securities and Exchange Commission are available without charge upon written
Transfer Agent and Registrar                     request from the Company's Investor Relations department at the
Firstar Bank, National Association               headquarters  address.   Company documents filed electronically with
Corporate Trust Department                       the U.S. Securities and Exchange Commission (SEC) can also be found
Milwaukee, Wisconsin                             on the SEC's Web site at www.sec.gov.

Independent Auditors                             Common Stock
Deloitte & Touche LLP                            Midwest Express Holdings, Inc. (symbol: MEH) common stock
Milwaukee, Wisconsin                             trades on the New York Stock Exchange.  As of December 31, 1999,
                                                 there were 14,543,231 shares of common stock issued and
                                                 782 registered shareholders.

                   Following are low and high prices per share for the past two years, adjusted to reflect a 3-for-2 stock split on May 27, 1998.

                                  1999                          1998
First Quarter               $24-1/8 - 30-15/16           $24-1/4 - 34-43/64
Second Quarter              $28-5/16 - 34-3/8            $27-37/64 - 36-3/16
Third Quarter               $26-3/16 - 34-11/16          $26-3/4 - 37-9/16
Fourth Quarter              $25-13/16 - 32-5/8           $24-1/8 - 32-3/8

The Company has not paid a cash dividend since its initial public offering.

ANNUAL REPORT 1999     PAGE 36