Form 10-K405, Exhibit 13
period 2000-12-31
MIDWEST EXPRESS HOLDINGS INC
filed 2001-03-26
CIK 948845

F I V E - Y E A R   F I N A N C I A L   A N D   O P E R A T I N G   D A T A

MIDWEST EXPRESS HOLDINGS, INC.
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                       2000          1999         1998          1997          1996
Statement of Income Data:
Total operating revenues.......................... $   480,021   $   447,552  $   388,874   $   344,557   $    304,746
Total operating expenses..........................     473,143       386,800      333,219       306,087        270,387
Operating income..................................       6,878        60,752       55,655        38,470         34,359
Income before cumulative effect
   of accounting changes..........................       5,227        38,791       35,869        24,940         21,750
Cumulative effect of accounting changes,
   net of applicable income taxes.................      (4,713)            -            -             -              -
Net income........................................         514        38,791       35,869        24,940         21,750

Income per common share -- basic:
   Income before cumulative effect
     of accounting changes........................         .37          2.75         2.54          1.76           1.51
                                                    ----------     ---------    ---------     ---------     ----------
   Cumulative effect of accounting changes, net...        (.33)            -            -             -              -
Net income........................................         .04          2.75         2.54          1.76           1.51

Income per common share -- diluted:
   Income before cumulative effect
     of accounting changes........................         .37          2.71         2.51          1.74           1.50
   Cumulative effect of accounting changes, net...        (.33)            -            -             -              -
                                                    ----------     ---------    ---------     ---------     ----------
Net income........................................         .04          2.71         2.51          1.74           1.50
Balance Sheet Data:
Property and equipment, net.......................     242,875       211,449      160,583        89,156         70,903
Total assets......................................     305,997       263,829      220,477       166,748        129,135
Long-term debt....................................       2,886         3,068        3,206         3,333              -
Shareholders' equity.............................. $   129,276   $   133,539  $    97,632   $    63,398   $     40,341

Selected Operating and Other Data (1):
Midwest Express Airlines, Inc.:
   Revenue passenger miles (000s).................   1,974,485     1,958,510    1,623,659     1,409,528      1,239,966
   Available seat miles (000s)....................   3,163,247     2,993,765    2,498,543     2,198,179      1,954,151
   Passenger load factor (%)......................        62.4%         65.4%        65.0%         64.1%          63.5%
   Revenue yield (cents per RPM)..................        19.3          18.5         19.2          19.4           19.3
   Revenue per scheduled service ASMs (2).........        12.6          12.7         13.1          13.1           13.0
   Cost per total ASM (cents per mile)............        13.0          11.5         11.8          12.1           12.0
   Aircraft in service at year-end (3)............          34            32           27            24             22
   Average aircraft utilization (hours per day)...         8.5           8.8          9.1           9.3            9.2
   Number of FTE employees at year-end............       2,857         2,449        2,133         1,889          1,624

Astral Aviation, Inc., d/b/a Skyway Airlines,
The Midwest Express Connection:
   Revenue passenger miles (000s).................     112,610        84,517       77,547        69,277         71,165
   Available seat miles (000s)....................     247,623       170,428      160,772       158,912        160,488
   Passenger load factor (%)......................        45.5%         49.6%        48.2%         43.6%          44.3%
   Revenue yield (cents per RPM)..................        52.4          52.7         52.9          55.1           52.7
   Revenue per scheduled service ASMs (2).........        23.9          26.3         26.9          24.1           23.5
   Cost per total ASM (cents per mile)............        25.5          25.2         23.7          23.8           21.6
   Aircraft in service at year-end (3)............          20            19           15            15             15
   Average aircraft utilization (hours per day)...         7.5           8.2          8.1           7.7            7.8
   Number of FTE employees at year-end............         523           424          322           277            245

(1) Revenue passenger miles, available seat miles, passenger load factor and revenue yield are for scheduled service operations. The other statistics include charter operations.

(2) Passenger, cargo and other transport-related revenue divided by scheduled service ASMs.

(3) Aircraft acquired but not yet placed in service are excluded from the aircraft in service statistics.

18  Annual Report 2000 MEH

 M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S   OF
      F I N A N C I A L   C O N D I T I O N   A N D  R E S U L T S  O F
                            O P E R A T I O N S

                              Results of Operations

2000 Overview
2000 operating income for Midwest Express Holdings, Inc.
(the "Company") was $6.9 million, a decrease of $53.9 million from 1999. Net income in 2000 decreased by $38.3 million to $0.5 million. The unfavorable change in financial results was primarily caused by higher fuel prices, increased labor and aircraft maintenance costs, decreased aircraft utilization, and lower passenger load factors.

The Company increased traffic, as measured by scheduled service revenue passenger miles ("RPMs"), by 2.2%, while capacity increased 7.8%. Capacity, as measured by available seat miles ("ASMs"), at Astral Aviation, Inc., doing business as Skyway Airlines, The Midwest Express Connection ("Astral"), increased 45.3% due to five new regional jets in scheduled service for the entire year. Capacity at Midwest Express Airlines, Inc. ("Midwest Express") increased 5.7% due to the addition of two MD-80 aircraft into scheduled service. Capacity at both operating units was constrained by a shortage of trained pilots to support the Company's growth plan and an increase in flight cancellations, which resulted in abnormally low aircraft utilization.

Midwest Express revenue from cargo, charter and other services decreased $0.1 million, or 0.3%, in 2000. Increased charter revenue was mostly offset by lower cargo and mail volumes.

Operating expenses increased $86.3 million, or 22.3%, to $473.1 million. On a cost per available seat mile basis, costs increased 12.7% at Midwest Express (3.6% excluding the impact of higher fuel prices) and increased 1.5% at Astral (decreased 3.4% excluding the impact of higher fuel prices). Higher fuel prices caused the Company's costs to increase $36.1 million, as into-plane costs per gallon increased 63.7%. The $10 one-way fuel surcharge implemented in February and increased to $20 in September 2000 offset some of the impact of higher fuel prices in 2000. Unit costs also increased due to lower aircraft utilization as a result of a shortage of pilots and higher number of flight cancellations. In addition, the Company's labor costs increased 20.2% primarily due to the addition of maintenance and flight operations employees hired to support the growth plan. Pilot costs also increased as a result of higher wages associated with a new five-year contract and compliance with the new Federal Aviation Administration ("FAA") mandated crew rest/reserve rules. Cost changes are further explained in the sections that follow.

The following table provides operating revenues and expenses for the Company expressed as cents per total available seat miles ("ASMs"), including charter operations, and as a percentage of total operating revenues for 2000, 1999 and 1998:

                                         2000                 1999                   1998
                                 ------------------   -------------------    ----------------------
                                   Per                  Per                     Per
                                  Total                Total                   Total
                                   ASM         %        ASM          %          ASM           %
                                 -------     ------   ---------    ------    ----------     -------

Operating revenues:
  Passenger service.........    12.76(cent)  91.5%    12.75(cent)   90.9%    13.12(cent)     90.8%
  Cargo.....................     0.32         2.3%     0.37          2.7%     0.44            3.0%
  Other.....................     0.86         6.2%     0.91          6.4%     0.90            6.2%
                             --------      ------    ------        -----     -----          -----
Total operating revenues ...    13.94       100.0%    14.03        100.0%    14.46          100.0%
 Operating expenses:
  Salaries, wages and
    benefits ...............     4.41        31.6%     3.95         28.2%     4.18           28.9%
  Aircraft fuel and oil.....     2.72        19.5%     1.67         11.9%     1.60           11.0%
  Commissions...............     0.74         5.3%     0.96          6.8%     1.12            7.7%
  Dining services...........     0.73         5.2%     0.75          5.3%     0.73            5.0%
  Station rental/landing/
    other ..................     1.01         7.3%     0.96          6.8%     0.96            6.7%
  Aircraft maintenance
  materials/repairs.........     1.58        11.3%     1.44         10.3%     1.37            9.5%
  Depreciation and
   amortization ............     0.49         3.6%     0.41          2.9%     0.37            2.6%
  Aircraft rentals..........     0.71         5.1%     0.63          4.5%     0.72            5.0%
  Other.....................     1.35         9.7%     1.35          9.7%     1.34            9.3%
                             --------      ------    ------        -----     -----          -----
Total operating expenses....    13.74(cent)  98.6%    12.12(cent)   86.4%    12.39(cent)     85.7%
                             ========              ========               ========
Total ASMs (millions)......  3,443.7               3,190.4                2,689.7


Note: Numbers in this table may not be recalculated due to rounding.


                          Year Ended December 31, 2000
                    Compared to Year Ended December 31, 1999

Operating Revenues
The Company's operating revenues totaled $480.0 million for 2000, a $32.5 million, or 7.3%, increase over 1999. Passenger revenues accounted for 91.5% of total revenues and increased $32.6 million, or 8.0%, from 1999 to $439.4 million. The increase was primarily attributable to a 5.7% increase in revenue yield and a 2.2% increase in passenger volume, as measured by revenue passenger miles.

Midwest Express passenger revenue increased $18.1 million, or 5.0%, from 1999 to $380.4 million. This increase was caused by a 4.2% increase in revenue yield and an increase of .8% in passenger volume. Total Midwest Express capacity, as measured by scheduled service ASMs, increased 5.7% due to additional aircraft in service during 2000. Capacity was constrained by a shortage of trained pilots to support the Company's growth plan, by compliance with the new FAA-mandated crew rest/reserve rules, and by an increase in flight cancellations. Load factor decreased from 65.4% in 1999 to 62.4% in 2000 due to poor performance of the Indianapolis operation, a threat of a pilots' strike in the first quarter, and increased competition on some routes.

Astral passenger revenue increased $14.5 million, or 32.5%, from 1999 to $59.0 million. Traffic increased 33.2% on a 45.3% increase in capacity due to the operation of five regional jets during most of 2000. Load factor decreased from 49.6% in 1999 to 45.5% in 2000.

                                                     MEH Annual Report 2000   19

 M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S   OF
      F I N A N C I A L   C O N D I T I O N   A N D  R E S U L T S  O F
                            O P E R A T I O N S

The Company's revenue from cargo, charter and other services decreased $0.1 million, or 0.3%, in 2000. Although charter revenues increased $1.2 million in 2000, anticipated revenues were constrained when the dedicated charter aircraft was extensively damaged by a third party in early November and a majority of charter services were subcontracted to other airlines. Mail volumes decreased in 2000 as more mail was transported by ground transportation or dedicated freight carriers. Freight volumes declined because of increased competition.

Operating Expenses
2000 operating expenses increased $86.3 million, or 22.3%, from 1999, primarily due to higher fuel prices and increased labor and aircraft maintenance costs. Aircraft utilization decreased significantly in the second half of the year due to flight cancellations related to poor weather, maintenance issues and a shortage of trained pilots to support the Company's growth plan and comply with the revised FAA-mandated crew rest/reserve rules. Because of this, Midwest Express operated only 1.9% more flights during the year, although it had two additional aircraft in service. Astral had similar issues with higher fuel prices and low utilization: the regional jets operated at about 70% utilization, but had the infrastructure to support full utilization. Offsetting higher costs in most categories were lower commission costs and no profit sharing. On a cost per total ASM basis, Midwest Express' operating expenses increased 12.7%, from 11.5(cent) to 13.0(cent) in 2000, and cost per total ASM at Astral increased 1.5%, from 25.2(cent) to 25.5(cent).

Salaries, wages and benefits increased $25.5 million, or 20.2%, from 1999 to $151.7 million. On a cost per total ASM basis, these costs increased 11.4%, from 4.0(cent) in 1999 to 4.4(cent) in 2000. The labor cost increase reflects the addition of 507 full-time equivalent employees (408 at Midwest Express and 99 at Astral) from 1999 and increases in labor rates. Midwest Express added employees throughout the organization to support the two additional aircraft placed in service. Midwest Express also added mechanics to support growth, and complete aircraft modifications and repairs more efficiently. Pilot costs at Midwest Express increased due to a 2.5% contract signing bonus, increased wage rates associated with the new contract, and the implementation of the new FAA-mandated interpretation of crew rest/reserve rules, which added the equivalent of 18 pilots with no increased flying. These increases were partially offset by a $4.8 million reduction in the profit sharing and management incentive plans.

Aircraft fuel and oil and associated taxes increased $40.5 million, or 76.1%, to $93.7 million in 2000. Into-plane fuel prices increased 63.7% in 2000, averaging $1.01 per gallon in 2000 versus 61.4(cent) per gallon in 1999, generating a $36.1 million unfavorable price variance. The Company has managed the price risk of fuel to some extent by purchasing commodity options that establish ceiling prices. The Company hedged 25% of first quarter 2000 fuel prices but did not hedge other fuel requirements. The Company experienced continued high fuel costs in January 2001, averaging $1.02 per gallon.

Commissions decreased $5.1 million, or 16.7% to $25.4 million. The decrease was primarily due to a new commission rate structure that reduced base travel agent commissions from 8% to 5% effective October 1999. In addition, the Company realized savings due to increased travel booked directly through its reservations centers, Midwest Express Web site, other travel-related Web sites and ticket counters.

The Company's dining services costs increased $1.2 million, or 5.0%, from 1999 to $25.1 million. The increase was primarily due to a 4.1% increase in food and services prices. Total dining services costs (including food, beverages, linen, catering equipment and supplies) increased from $11.60 per Midwest Express passenger in 1999 to $12.08 in 2000.

Station rental, landing and other fees increased $4.4 million, or 14.4%, from 1999 to $34.9 million. The increase was caused by 14.8% more flight segments at Astral and higher airport costs throughout the system. On a cost per ASM basis, these costs increased 6.0%.

The Company's aircraft maintenance, materials and repairs increased by $8.2 million, or 17.8%, from 1999 to $54.3 million. Midwest Express' maintenance costs increased $5.9 million, or 14.7%, to $45.8 million, and Astral's maintenance costs increased $2.4 million, or 38.3%, to $8.5 million. The Company's aircraft maintenance costs increased 9.1% on a cost per total ASM basis. The increase was attributable to higher-than-expected costs for engine repairs, increased costs associated with transition to the new MSG-3 aircraft maintenance program, and higher use of contract labor.

Depreciation and amortization increased $3.8 million, or 28.7%, from 1999 to $17.0 million. The increase was primarily the result of the depreciation associated with two additional MD-80 aircraft placed into service, aircraft noise hushkits and capital spending associated with the start-up of the regional jet program. Depreciation increased 19.3% on a cost per total ASM basis due to lower aircraft utilization.

Aircraft rental costs increased $4.5 million, or 22.5%, from 1999 to $24.5 million. The increase from 1999 was primarily the result of Astral leasing five new regional jets and Midwest Express completing a sale/leaseback on one MD-80 aircraft in September 1999. On a cost per total ASM basis, these costs increased 13.4%.

Other operating expenses increased by $3.4 million, or 7.8%, from 1999 to $46.6 million. The increase was due to cost increases in advertising, aircraft simulator rentals, Frequent Flyer program expenses, crew hotel rooms, charter costs and other items. This increase was partially offset by a nonrecurring $2.7 million favorable settlement of a sales and use tax dispute on meals boarded on aircraft in Wisconsin. On a cost per ASM basis, these costs decreased 0.1%.

Interest Income and Interest Expense
Interest income reflects interest earned on the Company's cash and cash equivalents. Interest expense consists of mortgage interest associated with the Company's headquarters building and interest on the short-term note payable.

Provision for Income Taxes
Income tax expense in 2000 was $0.3 million, a decrease of $22.6 million from 1999. The effective tax rates for 2000 and 1999 were 36.4% and 37.1% respectively. For purposes of calculating the Company's income tax expense and effective tax rates, the Company treats amounts payable to Kimberly-Clark Corporation under a tax allocation and separation agreement entered into in connection with the Company's initial public offering, as if they were payable to taxing authorities.

20    Annual Report 2000 MEH

 M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S   OF
      F I N A N C I A L   C O N D I T I O N   A N D  R E S U L T S  O F
                            O P E R A T I O N S

Cumulative Effect of Accounting Changes
The Company's cumulative effect of accounting changes, net of applicable tax, totaled ($4.7) million. The charge was ($7.8) million, net of tax, for a change in accounting methods for Frequent Flyer partner miles, partially offset by a $3.1 million, net of tax, adjustment for major airframe maintenance due to the Company's transition to dividing major maintenance events into smaller, more frequent events, and to expense all airframe maintenance costs as they are incurred.

Net Income
Net income was $0.5 million, a decrease of $38.3 million from 1999. The net income margin decreased from 8.7% in 1999 to 0.1% in 2000.


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

Passenger revenue at Astral increased $3.5 million, or 8.4%, in 1999 to $44.5 million. This increase was caused by a 9.2% increase in passengers carried, offset by a 0.5% decrease in revenue yield. Total capacity increased 6.0% due to four additional jet aircraft in service in fourth quarter 1999. Load factor increased from 48.2% to 49.6% in 1999 due to continued strong travel demand.

Revenue from other services increased $4.7 million, or 19.3%, in 1999 to $28.8 million. Midwest Express benefited from revenue increases of $3.1 million from the Midwest Express MasterCard program, $1.0 million from Frequent Flyer partnership programs, $0.8 million in fees from ticket exchanges and $0.2 million in ground handling services for other airlines. Partially offsetting these increases were decreases of $0.3 million in charter revenue and $0.2 million in maintenance services for other airlines.

Operating Expenses
1999 operating expenses increased $53.6 million, or 16.1%, from 1998 to $386.8 million, primarily due to an increase in flight segments. On a cost per total ASM basis, Midwest Express' operating expenses decreased 2.7%, from 11.82(cent) to 11.50(cent) in 1999, and cost per total ASM at Astral increased 6.1%, from 23.70(cent) to 25.15(cent) in 1999.

Salaries, wages and benefits increased $13.9 million, or 12.3%, from 1998 to $126.2 million. On a cost per total ASM basis, these costs decreased from 4.18(cent) in 1998 to 3.95(cent), or 5.5%, in 1999. Major contributors to the labor cost increase were the addition of 418 full-time equivalent employees from 1998, increases in labor rates and increased benefit costs. Midwest Express added employees throughout the organization to support aircraft placed in service in 1999; Astral added employees to support ramp and gate operations at the Milwaukee airport and the start-up of the regional jet program. The labor rate increase was due to an increase in pay scales for most operations employees at Midwest Express effective January 1999, as well as merit increases for salaried employees. These rate adjustments were implemented based on industry salary surveys and management's desire to increase pay scales to maintain a competitive position in the industry. These increases were partially offset by a $5.0 million reduction in the employee profit sharing and management incentive plans. These plans, which are payable annually, are generally based upon increasing operating income year over year. The incremental change in operating income for 1999 versus 1998 was significantly less than the incremental change from 1998 to 1997. Therefore, accruals for these programs were $5.0 million less in 1999.

Aircraft fuel, oil and associated taxes increased $10.3 million, or 24.0%, from 1998 to $53.2 million. Fuel consumption increased 14.4% from 1998, primarily because Midwest Express operated 13.0% more aircraft flight hours and used larger aircraft with higher fuel usage per hour. Into-plane fuel prices (which represent the Company's cost after the effect of hedging) increased 8.1% in 1999, averaging 61.4(cent) per gallon versus 56.8(cent) per gallon in 1998.

Commissions to travel agents and credit card companies increased $.4 million, or 1.4%, to $30.5 million. Commissions as a percentage of passenger revenue decreased to 7.5% in 1999 from 8.5% in 1998. Most of this reduction was due to a cap placed on travel agent commissions of $25 one way and $50 roundtrip, implemented February 1, 1999, and a new commission rate structure that reduced base commissions from 8% to 5% effective October 19, 1999. In addition, more ticket sales were generated in 1999 from direct sales via the Company's reservation center, Web site and ticket counters.

The Company's dining services increased $4.3 million, or 21.7%, to $23.9 million, primarily due to a 16.8% increase in passenger volume at Midwest Express. Total dining services costs (including food, beverages, linen, catering equipment and supplies) increased from $11.17 per Midwest Express passenger in 1998 to $11.60 in 1999.

Station rental, landing and other fees increased $4.6 million, or 17.6%, in 1999. Midwest Express incurred higher ground handling fees, landing fees and facility costs due to expanded operations.

Aircraft maintenance, materials and repairs increased $9.1 million, or 24.7%, from 1998 to $46.1 million. Midwest Express' maintenance costs increased $8.0 million, or 25.0%, and Astral's maintenance costs increased $1.1 million, or 22.5%. Midwest Express' increase was caused by a significant number of airframe maintenance, aircraft refurbishment and heavy checks requiring extensive use of contract labor, more flight hours at Midwest Express, and higher material and aircraft component repair costs. Increased costs at Astral were caused by more flight hours, utilization of contract mechanics, and higher material and aircraft component repair costs.

                                                     MEH Annual Report 2000   21

 M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S   OF
      F I N A N C I A L   C O N D I T I O N   A N D  R E S U L T S  O F
                            O P E R A T I O N S

Depreciation and amortization increased $3.2 million, or 31.8%, in 1999 to $13.2 million, primarily the result of depreciation associated with four MD-80 aircraft placed in service during 1999.

Aircraft rental costs increased $.7 million, or 3.8%, in 1999 to $20.0 million as a result of Astral leasing five Fairchild Dornier 328JETs in the second half of the year and Midwest Express leasing one MD-80 aircraft. Those costs were partially offset by lower lease costs for two MD-88 aircraft that were re-negotiated in 1999.

Other operating expenses increased $7.1 million, or 19.8%, from 1998. Other operating expenses consist primarily of advertising and promotion, insurance, property taxes, reservation fees, administration and other items. The increase was primarily due to higher professional and financial services costs, higher booking fees associated with record passenger volume, an increase in advertising and promotion to support new service, higher flight simulator rental costs to support increased pilot training, increased costs for crew hotel rooms, higher legal fees, and a $1.1 million nonrecurring airport rental credit received from Milwaukee County in 1998.

Interest Income and Interest Expense
Interest income reflects interest earned on the Company's cash and cash equivalents. Interest expense consists primarily of mortgage interest associated with the Company's headquarters building.

Provision for Income Taxes
Income tax expense in 1999 was $22.9 million, an increase of $1.7 million from 1998.

Net Income
Net income increased $2.9 million, or 8.1%, in 1999. The net income margin decreased to 8.7% in 1999 from 9.2% in 1998.

                         Liquidity and Capital Resources

The Company's cash and cash equivalents totaled $15.7 million at December 31, 2000, compared with $16.0 million at December 31, 1999. Net cash provided by operating activities totaled $42.9 million during 2000. Net cash used in investing activities totaled $56.3 million, primarily due to capital expenditures of $56.2 million. Net cash provided by financing activities totaled $13.0 million during 2000.

The Company had a working capital deficit of $69.1 million as of December 31, 2000, versus a $37.1 million deficit on December 31, 1999. The working capital deficit is due to a $20.0 million note payable for short-term liquidity needs and an increase of $18.0 million in the Company's air traffic liability to $54.4 million. Air traffic liability represents deferred revenue for advance bookings, whereby passengers have purchased tickets for future flights, which is recognized when the passenger travels. Because of the air traffic liability, the Company expects to operate at a working capital deficit, which is not unusual for the industry.

As of December 31, 2000, the Company has a $55.0 million revolving bank credit facility. The Company borrowed $20.0 million under the revolving bank credit facility in the fourth quarter of 2000. The Company also used the revolving agreement to obtain letters of credit totaling approximately $9.5 million, which reduces the amount of available credit.
The outstanding letters of credit are used to support financing on the Company's maintenance facility and for various other purposes.

Capital expenditures totaled $56.2 million for the period ended December 31, 2000. Expenditures consisted primarily of aircraft acquisition and refurbishment costs. Other capital expenditures included construction of a new training facility and an airport lounge, engine overhauls, spare aircraft parts, and costs associated with information technology projects. The Company expects to spend about $80.0 million on capital expenditures in 2001, $55.0 million of which will be associated with the acquisition and refurbishment of aircraft. The remaining capital spending will include the construction of a new maintenance facility for Astral, engine overhauls and spare parts, and costs associated with improving and maintaining the Company's information technology systems.

During 1999, the Company signed a purchase agreement to acquire four additional MD-80 series aircraft. The Company financed the first delivery in 2000 using internal cash flow. The remaining three aircraft will be delivered during 2001. The Company will evaluate financing alternatives at that time.

Leases for three Midwest Express aircraft are guaranteed by Kimberly-Clark Corporation. The Company pays Kimberly-Clark a guarantee fee equal to 1.25% annually of the outstanding lease commitments. Kimberly-Clark will continue to guarantee the leases for the three aircraft until the expiration of their initial lease terms. These jet aircraft leases are scheduled to expire in 2001, but may be renewed for another 33 months. Aircraft lease guarantee fees will be immaterial in 2001.

Astral's five regional jet aircraft acquired in 1999 and 2000 were financed via operating leases over a period of 16.5 years.

The Company's Board of Directors has authorized a $30.0 million common stock repurchase program. During 2000, the Company repurchased 276,290 shares of common stock at a cost of $6.0 million. As of December 31, 2000, the Company has repurchased a total of 842,015 shares of common stock at a cost of $17.0 million under the share repurchase program.

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

The Company believes existing cash and cash equivalents, cash flow from operations, funds available from credit facilities, and available long-term financing for the acquisition of jet aircraft will be adequate to meet its current and anticipated working capital requirements and capital expenditures.

                                   Market Risk

Quantitative and Qualitative Disclosures about Market Risk _ The Company's primary market risk exposures include commodity price risk (i.e. aircraft fuel prices) and interest rate

22       Annual Report 2000 MEH

 M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S   OF
      F I N A N C I A L   C O N D I T I O N   A N D  R E S U L T S  O F
                            O P E R A T I O N S

risk. The Company's operating results are significantly impacted by changes in the price of aircraft fuel. The Company manages the price risk of fuel by purchasing commodity options that establish ceiling prices. Any premiums paid to enter into option contracts are recorded as prepaid expense and amortized to fuel expense over their respective option life. For 2000, aircraft fuel, oil and associated taxes (including the effect of any hedging) represented 19.8% of the Company's total operating expenses. Based on the Company's fiscal 2001 fuel consumption estimate of 115 million gallons, a one-cent increase in the average annual price per gallon of aviation fuel would increase the Company's fuel expense by approximately $1.1 million. As of December 31, 2000, the Company has not hedged fuel purchases in the first quarter 2001 or beyond.

Exposure to interest rate risk relates primarily to the Company's cash equivalents and short-term investment portfolios, and interest expense from floating rate debt instruments. Market risk associated with the Company's long-term debt is the potential increase in fair value resulting from a decrease in interest rates. A 10% change would not have a material impact on the Company's interest expense associated with fixed or variable rate debt. If short-term interest rates average 10% more in 2001 than they did during 2000, there would be no material impact on the Company's interest income.

                              Pending Developments

Forward-Looking Statements _ This Annual Report, particularly this Pending Developments section, contains forward-looking statements that may state the Company's or management's intentions, hopes, beliefs, expectations or predictions for the future. In the following discussion and elsewhere in the report, statements containing words such as "expect," "anticipate," "believe," "estimate," "goal," "objective" or similar words are intended to identify forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected results due to factors that include but are not limited to uncertainties related to general economic factors, industry conditions, labor relations, scheduling developments, government regulations, aircraft maintenance and refurbishment schedules, potential delays related to acquired aircraft, fuel costs, competitive developments and interest rates. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's prospectus dated May 23, 1996 included in the Registration Statement on Form S-1 No. 333-03325.

MD-80 Series Aircraft - In November 1999, the Company signed a purchase agreement to acquire four MD-80 series aircraft previously operated by Scandinavian Airlines System ("SAS"). One aircraft was delivered in September 2000 and the remaining three will be delivered in February, June and November 2001. After refurbishment and modification, three aircraft are expected to enter scheduled service in 2001 and the fourth in 2002. The Company expects this project, including aircraft refurbishment, modification and support equipment, will cost $50.0 million. These four aircraft will be used to increase capacity on the Company's high-traffic routes and expand service in existing and new markets.

Regional Jet Aircraft - The Company currently operates five 32-passenger Fairchild Dornier 328JETs. A sixth aircraft was delivered in December 2000 and was placed in service in January 2001. Two additional 328JETs will be acquired in 2001, one in March and the other in May. The Company expected to acquire the Fairchild Dornier 428JET, which was designed as a 44-passenger derivative of the 328JET. Fairchild Dornier canceled its 428JET program in the third quarter of 2000. The Company is currently evaluating alternatives for its regional jet program in light of this cancellation, including disposal of the existing fleet of Fairchild Dornier 328JETs and acquisition of a different regional jet product. The Company filed a demand for arbitration with the American Arbitration Association. The respondent in this arbitration is Dornier Luftfahrt GmbH, now known as Fairchild Dornier. The Company alleges that Fairchild Dornier breached an aircraft purchase agreement by deciding not to produce its 428JET. The Company seeks damages in an amount not yet determined.

Capacity Growth - In 2001, capacity (as measured by scheduled service ASMs) is expected to increase 15%. This capacity growth is expected to result from improved aircraft utilization and additional aircraft in the Company's fleet.

Labor Relations - In April 1999, Midwest Express' flight attendants elected the Association of Flight Attendants ("AFA"), AFL-CIO, a labor union, for representation in collective bargaining. Negotiations began in January 2000. In September 2000, AFA requested assistance from the National Mediation Board. The Company and AFA continue in mediated negotiations.

Astral Maintenance Facility - In January 2001, the Company announced plans to construct a 72,000-square-foot maintenance facility in Milwaukee to provide maintenance support for Astral. The project is pending approval by the Milwaukee County Board and the county executive, and contingent upon obtaining City of Milwaukee industrial revenue bonds. The Company expects the cost of this project to be approximately $6 million.

                                                     MEH Annual Report 2000   23

                     R E P O R T   O F   M A N A G E M E N T



To the Shareholders of Midwest Express Holdings, Inc.:

The management of Midwest Express Holdings, Inc. is responsible for the preparation, content, integrity and objectivity of the financial statements and other information contained in this annual report. The financial statements were prepared using accounting principles generally accepted in the United States of America, applied on a consistent basis. The statements have been audited by Deloitte & Touche LLP, independent auditors, whose report appears on the next page.

The Company maintains a system of internal control that is supported by written policies and procedures, and is monitored by management and the internal audit function. Although all internal control systems have inherent limitations, including the possibility of circumvention and overriding controls, management believes the Company's internal control system provides reasonable assurance as to the integrity and reliability of the financial statements, and that its assets are safeguarded against unauthorized acquisition, use or disposition. Management takes appropriate actions to correct deficiencies as they are identified.

The Audit Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically with the Company's management and internal audit function and with its independent auditors to review auditing, internal control and financial reporting matters.

Based on its assessment of internal control as of December 31, 2000, management believes its system of internal control over the preparation of financial statements and the safeguarding of assets is effective.


/s/ Timothy E. Hoeksema

Timothy E. Hoeksema
Chairman, President and Chief Executive Officer


/s/ Robert S. Bahlman

Robert S. Bahlman
Senior Vice President, Chief Financial Officer and Controller




24       Annual Report 2000 MEH

           I N D E P E N D E N T   A U D I T O R S '   R E P O R T




To the Shareholders and Board of Directors of Midwest Express Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Midwest Express Holdings, Inc. and its subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Midwest Express Holdings, Inc. and its subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, Midwest Express Holdings, Inc. changed its methods of accounting for major airframe maintenance as well as frequent flyer revenue in 2000.


/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
January 26, 2001



                                                     MEH Annual Report 2000   25

      C O N S O L I D A T E D   S T A T E M E N T S   O F   I N C O M E

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                        2000          1999           1998

Operating revenues:
   Passenger service...........................................    $    439,376   $    406,803   $    352,933
   Cargo.......................................................          11,092         11,912         11,761
   Other.......................................................          29,553         28,837         24,180
                                                                    -----------    -----------    -----------
     Total operating revenues..................................         480,021        447,552        388,874
                                                                    -----------    -----------    -----------

Operating expenses:
   Salaries, wages and benefits................................         151,667        126,167        112,315
   Aircraft fuel and oil.......................................          93,709         53,226         42,925
   Commissions.................................................          25,406         30,499         30,080
   Dining services.............................................          25,076         23,892         19,633
   Station rental, landing and other fees......................          34,897         30,510         25,933
   Aircraft maintenance materials and repairs..................          54,283         46,076         36,961
   Depreciation and amortization...............................          17,006         13,211         10,021
   Aircraft rentals............................................          24,508         20,014         19,290
   Other.......................................................          46,591         43,205         36,061
                                                                    -----------    -----------    -----------
     Total operating expenses..................................         473,143        386,800        333,219
                                                                    -----------    -----------    -----------
Operating income...............................................           6,878         60,752         55,655
                                                                    -----------    -----------    -----------

Other income (expense):
   Interest income.............................................           1,863          1,117          1,727
   Interest expense............................................            (339)          (270)          (280)
   Other, net..................................................            (113)            68            (75)
                                                                    -----------    -----------    -----------
     Total other income (expense)..............................           1,411            915          1,372
                                                                    -----------    -----------    -----------

Income before income taxes and cumulative effect
   of accounting changes.......................................           8,289         61,667         57,027
Provision for income taxes.....................................           3,062         22,876         21,158
Income before cumulative effect of accounting changes..........           5,227         38,791         35,869
                                                                    -----------    -----------    -----------
Cumulative effect of accounting changes,
   net of applicable income taxes of $2,768....................          (4,713)             -              -
Net income.....................................................    $        514   $     38,791   $     35,869
                                                                    ===========    ===========    ===========
Income per common share _ basic:
   Income before cumulative effect of accounting changes.......    $        .37   $       2.75   $       2.54
   Cumulative effect of accounting changes, net................            (.33)           -              -
                                                                    -----------    -----------    -----------
   Net income..................................................    $        .04   $       2.75   $       2.54
                                                                    ===========    ===========    ===========

Income per common share _ diluted:
   Income before cumulative effect of accounting changes.......    $        .37   $       2.71   $       2.51
   Cumulative effect of accounting changes, net................            (.33)           -              -
                                                                    -----------    -----------    -----------
   Net income..................................................    $        .04   $       2.71   $       2.51
                                                                    ===========    ===========    ===========


Refer to Note 6 for pro forma results of accounting changes.


See notes to consolidated financial statements.



26     Annual Report 2000 MEH

           C O N S O L I D A T E D   B A L A N C E   S H E E T S

MIDWEST EXPRESS HOLDINGS, INC.
AS OF DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)

               ASSETS                                                                 2000         1999

Current assets:
   Cash and cash equivalents....................................................  $     15,703  $     16,049
   Accounts receivable:
     less allowance for doubtful accounts of $226 in 2000
     and $166 in 1999...........................................................        15,850        10,237
   Inventories..................................................................         7,988         7,270
   Prepaid expenses:
     Commissions................................................................         2,491         2,168
     Other......................................................................         2,606         2,477
                                                                                   -----------    ----------
       Total prepaid expenses...................................................         5,097         4,645
   Deferred income taxes........................................................         9,351         4,687
                                                                                   -----------    ----------
       Total current assets.....................................................        53,989        42,888
                                                                                   -----------    ----------
Property and equipment, net.....................................................       242,875       211,449
Landing slots and leasehold rights, less accumulated
   amortization of $2,878 in 2000
   and $2,505 in 1999...........................................................         3,872         4,244
Purchase deposits on flight equipment...........................................         1,900         2,000
Other assets....................................................................         3,361         3,248
                                                                                   -----------   -----------
Total assets....................................................................  $    305,997  $    263,829
                                                                                   ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable.............................................................  $      6,216  $      4,796
   Notes payable................................................................        20,000             -
   Air traffic liability........................................................        54,440        36,428
   Accrued liabilities:
     Scheduled maintenance expense..............................................         6,914         3,897
     Accrued profit sharing.....................................................           138         4,957
     Vacation pay...............................................................         5,718         4,840
     Frequent Flyer awards......................................................         2,281         4,001
     Other......................................................................        27,418        21,023
                                                                                   -----------   -----------
       Total current liabilities................................................       123,125        79,942
                                                                                   -----------   -----------
Long-term debt..................................................................         2,886         3,068
Deferred income taxes...........................................................        21,694        14,283
Noncurrent scheduled maintenance expense........................................         7,566        16,991
Accrued pension and other postretirement benefits...............................         7,909         9,115
Deferred Frequent Flyer partner revenue.........................................         7,517             -
Other noncurrent liabilities....................................................         6,024         6,891
                                                                                   -----------   -----------
Total liabilities...............................................................       176,721       130,290
                                                                                   -----------   -----------

Shareholders' equity:
   Preferred stock, without par value, 5,000,000 shares authorized,
     no shares issued or outstanding............................................            -             -
   Common stock, $.01 par value, 25,000,000 shares authorized,
     14,549,531 shares issued in 2000 and 14,543,231 in 1999....................           145           145
   Additional paid-in capital...................................................        11,609        11,147
   Treasury stock, at cost; 742,680 shares in 2000 and 531,104
    shares in 1999..............................................................       (15,991)      (10,752)
Retained earnings...............................................................       133,513       132,999
                                                                                   -----------   -----------
Total shareholders' equity......................................................       129,276       133,539
                                                                                   -----------   -----------
Total liabilities and shareholders' equity......................................  $    305,997  $    263,829
                                                                                   ===========   ===========



See notes to consolidated financial statements.



                                                     MEH Annual Report 2000   27


  C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(DOLLARS IN THOUSANDS)

                                                                                  2000        1999        1998

Operating activities:
   Net income..............................................................  $      514   $   38,791    $   35,869
   Items not involving the use of cash:
     Cumulative effect of accounting changes, net..........................       4,713            -             -
     Depreciation and amortization.........................................      17,006       13,211        10,021
     Deferred income taxes.................................................       2,747        1,470           272
     Other.................................................................       5,674        5,565         4,974
   Changes in operating assets and liabilities:
     Accounts receivable...................................................      (2,845)        (629)       (3,704)
     Inventories...........................................................        (718)      (3,250)          (78)
     Prepaid expenses......................................................        (452)       1,713        (2,990)
     Accounts payable......................................................       1,420         (168)         (496)
     Accrued liabilities...................................................       3,811          789        11,769
     Air traffic liability.................................................       9,897        1,143         6,352
     Deferred Frequent Flyer partner revenue...............................       1,151            -             -
                                                                              ---------    ---------     ---------
   Net cash provided by operating activities...............................      42,918       58,635        61,989
                                                                              ---------    ---------     ---------

Investing activities:
   Capital expenditures....................................................     (56,209)     (67,206)      (74,332)
   Aircraft acquisitions and modifications financed by or
     intended to be financed by sale and leaseback transactions............           -            -           557
   Purchase deposits on flight equipment...................................         100       (2,983)      (10,800)
   Proceeds from sale of property and equipment............................         243           89           336
   Other...................................................................        (410)      (1,438)          451
                                                                              ---------    ---------     ---------
   Net cash used in investing activities...................................     (56,276)     (71,538)      (83,788)
                                                                              ---------    ---------     ---------

Financing activities:
   Proceeds from sale and leaseback transactions...........................           -       15,951         4,492
   Purchase of treasury stock..............................................      (5,982)      (4,253)       (2,003)
   Proceeds from debt issuance.............................................      20,000            -             -
   Other...................................................................      (1,006)       3,799           699
                                                                              ---------    ---------     ---------
   Net cash provided by financing activities...............................      13,012       15,497         3,188
                                                                              ---------    ---------     ---------

   Net (decrease) increase in cash and cash equivalents....................        (346)       2,594       (18,611)
   Cash and cash equivalents, beginning of year............................      16,049       13,455        32,066
                                                                              ---------    ---------     ---------
   Cash and cash equivalents, end of year..................................  $   15,703   $   16,049    $   13,455
                                                                              =========    =========     =========
   Supplemental cash flow information:
     Cash paid for:
       Income taxes........................................................  $    2,294*  $   20,668*   $   22,754*
       Interest............................................................  $      259   $      270    $      280

   Supplemental schedule of investing activities:
     Transfer of flight equipment from purchase deposits
        to property and equipment..........................................  $        -   $   14,366    $   11,917
     Accrued capital expenditures..........................................       1,034        1,372             -
     Spare parts credit....................................................           -        1,350             -


* Included in taxes paid are amounts paid to Kimberly-Clark in accordance with the Tax Agreement totaling $1,866 in 2000, $4,047 in 1999 and $4,535 in 1998.


See notes to consolidated financial statements.


28       Annual Report 2000 MEH


 C O N S O L I D A T E D   S T A T E M E N T S   O F   S H A R E H O L D E R S '
                               E Q U I T Y

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(DOLLARS IN THOUSANDS)
                                                                Common       Additional                                 Total
                                                              Stock, $.01      Paid-in     Treasury     Retained     Shareholders'
                                                               par value       Capital       Stock      Earnings        Equity


Balances at December 31, 1997............................      $      96      $   9,531    $  (4,572)   $  58,343      $  63,398
   Net income............................................              -              -            -       35,869         35,869
   Stock split effected in the form of a dividend........             49            (49)           -            -              -
   Purchase of 65,300 shares of treasury stock...........              -              -       (2,003)           -         (2,003)
   Issuance of treasury stock upon exercise
     of stock options and related tax benefits...........              -            122          132            -            254
   Other.................................................              -             76           42           (4)           114
                                                                --------       --------     --------     --------       --------
Balances at December 31, 1998............................            145          9,680       (6,401)      94,208         97,632
   Net income............................................              -              -            -       38,791         38,791
   Purchase of 147,100 shares of treasury stock..........              -              -       (4,253)           -         (4,253)
   Issuance (receipt) of common stock upon exercise
     of stock options and related tax benefits...........              -          1,395         (104)           -          1,291
   Other.................................................              -             72            6            -             78
                                                                --------       --------     --------     --------       --------

Balances at December 31, 1999............................            145         11,147      (10,752)     132,999        133,539
   Net income............................................              -              -            -          514            514
   Purchase of 276,290 shares of treasury stock..........              -              -       (5,982)           -         (5,982)
   Issuance of common stock upon exercise
     of stock options and related tax benefits...........              -            324          667            -            991
   Other.................................................              -            138           76            -            214
                                                                --------       --------     --------     --------       --------
Balances at December 31, 2000............................      $     145      $  11,609    $ (15,991)   $ 133,513      $ 129,276
                                                                ========       ========     ========     ========       ========



See notes to consolidated financial statements.


                                                     MEH Annual Report 2000   29

          N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L
                              S T A T E M E N T S

MIDWEST EXPRESS HOLDINGS, INC.
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

Note 1. Business and Basis of Presentation
Basis of Presentation
The accompanying consolidated financial statements include the accounts of Midwest Express Holdings, Inc. (the "Company") and its subsidiary, which is wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations
Midwest Express Airlines, Inc. ("Midwest Express") is a U.S. air carrier providing scheduled passenger service to 29 destinations in North America. Midwest Express also provides aircraft charter services, air freight and other airline services. In May 1994, Midwest Express established Omaha, Nebraska, as its first base of operations outside of Milwaukee, Wisconsin, and currently provides nonstop jet service between Omaha and six destinations. In September 2000, Midwest Express established Kansas City, Missouri, as its third base of operations and currently provides nonstop jet service between Kansas City and eight destinations. Astral Aviation, Inc., doing business as Skyway Airlines, The Midwest Express Connection ("Astral"), provides regional scheduled passenger service to cities primarily in the Midwest. Astral is a wholly owned subsidiary of Midwest Express Airlines.

Stock Splits
On April 22, 1998, the Company announced that its Board of Directors had approved a plan to split its stock 3-for-2 in the form of a 50% stock dividend. The new shares were issued May 27, 1998, to shareholders of record as of May 11, 1998.

Note 2. Accounting Policies
The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and to accounting practices generally followed in the airline industry. Significant policies followed are described below.

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

Property and Equipment
Property and equipment are stated at cost and are depreciated on the straight-line method applied to each unit of property for financial reporting purposes and by use of accelerated methods for income tax purposes. Aircraft are depreciated to estimated residual values, and any gain or loss on disposal is reflected in income. The depreciable lives for the principal asset categories are as follows:

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

Other Assets
Airport take-off and landing slots have historically appreciated in value, and are occasionally traded, sold or leased among airlines. The cost of take-off and landing slots is amortized on the straight-line method over 20 years consistent with industry practice. The cost of airport leasehold rights is amortized on the straight-line method over the term of the lease. The cost of capitalized software is amortized on the straight-line method over five years or less.

Impairment of Long-Term Assets
Periodically the carrying value of long-lived assets is evaluated in accordance with Statement of Financial Accounting Standards ("SFAS"), No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Federal Aviation Administration has designated John F. Kennedy International Airport ("Kennedy") and La Guardia Airport ("La Guardia") in New York, O'Hare International Airport ("O'Hare") in Chicago and Ronald Reagan Washington National Airport ("Reagan National") in Washington, D.C. as "high density traffic airports" and has limited the number of departure and arrival slots at these airports. In April 2000, legislation was signed eliminating slot restrictions beginning in 2001 at O'Hare and in 2007 at La Guardia and Kennedy. The Company has slots at La Guardia and Reagan National. As a result of the passage of this legislation, the Company adjusted the book life of its La Guardia slots. The affect of the adjustment on the asset was immaterial.

Revenue Recognition
Passenger and cargo revenues are recognized in the period when the service is provided. A portion of the revenue from the sale of Frequent Flyer mileage credit is deferred and recognized when transportation is provided to the passenger. Contract maintenance revenue is recognized when work is completed and invoiced. The estimated liability for sold, but unused, tickets is included in current liabilities as air traffic liability.

Advertising Expense
Advertising costs are charged to expense in the year incurred. Advertising expense for the years ended December 31, 2000, 1999 and 1998 was $6.9 million, $5.6 million and $4.8 million, respectively.

Maintenance and Repair Costs
Routine maintenance and repair costs for owned and leased aircraft are charged to expense when incurred. Effective January 1, 2000, the Company changed its accounting policy associated with major maintenance on airframes in conjunction with the Company's efforts to divide major maintenance events into smaller, more frequent events; as a result, the Company expensed airframe maintenance costs as they were incurred. In the past, major airframe costs were either (1) accrued to expense on the basis of estimated future costs and estimated flight hours between major maintenance events, or (2) capitalized when incurred and amortized on the basis of estimated flight hours until the next major maintenance event. Costs associated with major maintenance on aircraft engines will continue to use the deferral or accrual method. The actual maintenance and repair costs to be incurred could differ from the Company's estimates.

Frequent Flyer Program
The estimated incremental cost of providing future transportation in conjunction with the Company's Frequent Flyer program is accrued based on estimated redemption percentages applied to actual mileage recorded in members' accounts. The ultimate cost will depend on the actual redemption of Frequent Flyer miles and may be greater or less than amounts accrued at December 31, 2000.

Postretirement Health Care and Life Insurance Benefits
The costs of health care and life insurance benefit plans for retired employees are accrued over the working lives of employees in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes ("SFAS 109")." SFAS No. 109 requires that deferred income taxes be determined under the asset and liability method. Deferred income taxes have been recognized for the future tax consequences of temporary differences by applying

30       Annual Report 2000 MEH

       N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L
                           S T A T E M E N T S

enacted statutory tax rates applicable to differences between the financial reporting and the tax bases of assets and liabilities.

Income tax expense and deferred income tax assets and liabilities are reflected in the Company's financial statements in accordance with SFAS No. 109.

Leases
Rental obligations under operating leases for aircraft, facilities and equipment are charged to expense on the straight-line method over the term of the lease.

Hedging Transactions
The Company has at times entered into hedging arrangements to reduce its exposure to fluctuations in the price of jet fuel. There were no contracts entered into as of December 31, 2000 and minimal contracts as of December 31, 1999. Net settlements are recorded as adjustments to aircraft fuel expense.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Future results could differ from those estimates.

Accounting Standard to Be Adopted
In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends certain provisions of SFAS No. 133 to clarify four areas causing difficulty in implementation. The Company evaluated the accounting and disclosure effects of SFAS No. 133 and the corresponding amendments under SFAS No. 138. The Company adopted SFAS No. 133 and the corresponding amendments under SFAS No. 138 on January 1, 2001. As of December 31, 2000, the Company had no derivative instruments.

Note 3. Property and Equipment

As of December 31, 2000 and 1999, property and equipment consisted of the following (in thousands):

                                                2000       1999

Flight equipment..........................  $ 262,119   $ 230,341
Other equipment...........................     13,922      12,611
Buildings and improvements................     26,379      19,111
Office furniture and equipment............     16,203      12,067
Construction in progress..................     31,460      34,288
                                             --------    --------
                                              350,083     308,418
Less accumulated depreciation.............   (107,208)    (96,969)
                                             --------    --------
Property and equipment, net                 $ 242,875   $ 211,449
                                             ========    ========

Note 4. Leases
The Company leases aircraft, terminal space, office space and warehouse space. Future minimum lease payments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2000 were as follows (in thousands):

Year ended December 31,
2001.................................................. $  26,071
2002..................................................    23,925
2003..................................................    23,174
2004..................................................    23,147
2005..................................................    22,778
2006 and thereafter...................................   128,870
                                                        --------
                                                       $ 247,965
                                                        ========

As of December 31, 2000, the Company had 13 of its jet aircraft in service under operating leases, three of which have been guaranteed by Kimberly-Clark Corporation ("Kimberly-Clark"). Prior to 1995, the Company was a member of the Kimberly-Clark consolidated group. These leases have expiration dates ranging from 2001 through 2011 and can generally be renewed, based on the fair market value at the end of the lease term, for one to three years. All of the leases include purchase options at or near the end of the lease term at fair market value, but generally not in excess of the lessor's defined cost of the aircraft.

As of December 31, 2000, the Company's turboprop fleet was financed under operating leases with initial lease terms of five to 12 years, and expiration dates ranging from 2001 through 2008. These leases permit renewal for various periods at rates approximating fair market value and purchase options at or near the end of the lease term at fair market value.

In the fourth quarter 1999, the Company entered into lease agreements to finance the acquisition of five Fairchild Dornier 328JETs. The leases run for a term of
16.5 years, with expiration for all leases occurring in 2015. These leases permit renewal for various periods at rates approximating fair market value and purchase options at or near the end of the lease term at fair market value.

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

Rent expense for all operating leases, excluding landing fees, was $38,259,000, $31,096,000 and $28,088,000 for 2000, 1999 and 1998, respectively.

Note 5. Financing Agreements
At December 31, 2000, the Company had available a $55.0 million unsecured revolving credit facility with three banks. The bank credit facility requires an annual commitment fee of 12.5 basis points on the average unused commitment with interest payable on the outstanding principal balance at LIBOR plus 50 basis points. As of December 31, 2000, the Company borrowed $20 million under the revolving bank credit facility in fourth quarter 2000 for short-term liquidity needs. The interest rate at December 31, 2000 was 7.2%. The Company also used the revolving credit agreement to obtain letters of credit totaling $9.5 million that reduced the amount of available credit. The outstanding letters of credit are used to support financing on the Company's maintenance facility and for various other purposes.

In August 1997, the Company purchased its headquarters building, which it had previously leased. As part of the transaction, the Company assumed $3,487,000 of long-term debt. The mortgage note has an interest rate of 8.25% and is payable in monthly installments through April 2011. Future maturities of long-term debt for the next five years are as follows (in thousands):

Year ended December 31,
2001.......................................................$ 182
2002.......................................................  214
2003.......................................................  233
2004.......................................................  253
2005.......................................................  274


The fair market value of the Company's borrowing under the mortgage note approximates its carrying value as of December 31, 2000.

Note 6. Cumulative Effect of Accounting Changes
Effective January 1, 2000, the Company adopted Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the Securities and Exchange Commission in December 1999. SAB 101 provides guidance on the application of

                                                     MEH Annual Report 2000   31

         N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L
                             S T A T E M E N T S

generally accepted accounting principles to revenue recognition in financial statements. Prior to the issuance of SAB 101, the Company recognized all revenue from Frequent Flyer miles sold to partners, net of the incremental cost of providing future air travel, when the mileage was sold, which was consistent with most major airlines. Beginning January 1, 2000, as a result of adopting SAB 101, the Company changed its method used to account for the sale of Frequent Flyer mileage credits to participating partners such as credit card companies, hotels and car rental agencies. The cumulative effect of the change in accounting method was $(7.8) million (net of taxes of $4.6 million). Under the new accounting method, a portion of the revenue from the sale of Frequent Flyer mileage credits is deferred and recognized when transportation is provided to the passenger. The Company believes the new method appropriately matches revenues with the period in which services are provided.

Effective January 1, 2000, the Company also changed its accounting policy associated with major maintenance on airframes in conjunction with the Company's efforts to divide major maintenance events into smaller more frequent events; as a result, the Company expensed airframe maintenance costs as they were incurred. The cumulative effect of the change in accounting policy was $3.1 million (net of taxes of $1.8 million). In the past, major airframe costs were either (1) accrued to expense on the basis of estimated future costs and estimated flight hours between major maintenance events, or (2) capitalized when incurred and amortized on the basis of estimated flight hours until the next major maintenance event. Costs associated with major maintenance on aircraft engines will continue to use the deferral or accrual method.

The pro forma results, assuming that accounting changes were applied retroactively, are shown below (in thousands, except per share data):

                      Twelve months ended December 31, 1999
                                                   As Previously
                                    Pro Forma        Reported

Net Income                          $    38,094    $   38,791
Earnings per common share           $      2.70    $     2.75
Earnings per common share
   assuming dilution                $      2.67    $     2.71

                      Twelve months ended December 31, 1998
                                                  As Previously
                                    Pro Forma        Reported

Net Income                          $    35,428    $   35,869
Earnings per common share           $      2.51    $     2.54
Earnings per common share
   assuming dilution                $      2.48    $     2.51

Note 7. Net Income Per Share
Reconciliations of the numerator and denominator of the basic and diluted net income per share computations are summarized as follows (in thousands, except per share amounts)

                                          2000       1999         1998
Net Income Per Share -- Basic:
  Income before cumulative effect
   of accounting changes.............  $  5,227    $ 38,791     $ 35,869
  Cumulative effect of accounting
   changes, net......................    (4,713)          -            -
                                        -------     -------      -------
  Net income (numerator).............       514      38,791       35,869
  Weighted average shares outstanding
   (denominator).....................    13,947      14,121       14,102
                                        -------     -------      -------
  Net income per share -- basic......  $   0.04    $   2.75     $   2.54
Net Income Per Share -- Diluted:
  Income before cumulative effect
   of accounting changes.............  $  5,227    $ 38,791     $ 35,869
  Cumulative effect of accounting
   changes, net......................    (4,713)          -            -
                                        -------     -------      -------
  Net income (numerator).............       514      38,791       35,869
  Weighted average shares
   outstanding........................   13,947      14,121       14,102
  Effect of dilutive securities:
  Stock options......................       109         160          196
  Shares issuable under the 1995
   Stock Plan for Outside
   Directors.........................        11          12            8
                                        -------     -------      -------
  Weighted average shares
   outstanding assuming
   dilution (denominator)............    14,067      14,293       14,306
                                        -------     -------      -------
  Net income per share -- diluted....  $   0.04    $   2.71     $   2.51
                                        -------     -------      -------

Note 8. Shareholders' Equity
In 1996, the Board of Directors adopted a shareholder rights plan and made a dividend distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of the Company's common stock. As a result of the 3-for-2 stock splits effected in May 1997 and 1998, four-ninths of a Right is now associated with each share of common stock. The Rights are exercisable only if a person or entity acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. Each Right initially entitles its holders to buy one one-hundredth share of the Company's Series A Preferred Stock at an exercise price of $100, subject to adjustment. If a person or entity acquires 15% or more of the Company's common stock, then each Right will entitle its holder to purchase, at the Right's then-current exercise price, Company common stock valued at twice the exercise price. The Board of Directors is also authorized to reduce the 15% threshold referred to above to not less than 10%. The Rights expire in 2006.

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

32       Annual Report 2000 MEH

       N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L
                           S T A T E M E N T S

Transactions with respect to the Plan have been adjusted to reflect the effect of the two stock splits and are summarized as follows:

                                                        Weighted
                                                         Average
                                             Shares      Price

Options outstanding at January 1, 1998...    541,125    $ 12.43
  Granted ...............................    285,750      30.50
  Exercised..............................    (19,000)     11.90
  Forfeited..............................    (45,900)     24.41
                                           ---------     ------
Options outstanding at December 31, 1998.    761,975    $ 18.49
  Granted................................    309,250      29.27
  Exercised..............................    (77,150)     11.01
  Forfeited..............................    (72,850)     27.62
                                           ---------     ------
Options outstanding at December 31, 1999.    921,225    $ 22.02
  Granted................................    286,100      23.83
  Exercised..............................    (61,850)     11.69
  Forfeited..............................    (80,510)     28.30
                                           ---------     ------
Options outstanding at December 31, 2000.  1,064,965    $ 22.63
                                           ---------     ------

Options exercisable with their weighted average exercise price as of December 31, 2000, 1999 and 1998 were: 548,710 options at $18.83, 391,200 options at
$14.76 and 316,250 options at $10.17 respectively.

Options exercisable at December 31, 2000 consisted of:
  Exercise Price            Number of Options
  -------------------------------------------
     $   8.00.................. 145,250
        14.00..................  22,500
        15.14..................  22,500
        16.11.................. 161,825
        25.94..................   2,445
        26.78..................   2,445
        29.22..................  65,220
        30.28..................   1,350
        30.52.................. 120,150
        31.00..................   1,290
        32.56..................   1,290
        33.63..................   2,445
                                -------
                                548,710
                                =======

The following table summarizes information concerning currently outstanding options:

                                         Weighted
                                          Average     Weighted
                                         Remaining     Average
                             Number     Contractual   Exercise
Range of Exercise Prices   Outstanding     Life         Price
$8.00                        145,250    4.7 years     $ 8.00
$14.00 - $19.50              232,825    6.5 years      15.97
$20.00 - $24.50              229,300    9.1 years      24.44
$25.00 - $29.50              237,890    8.2 years      28.90
$30.00 - $34.50              219,700    7.2 years      30.68
                           ---------    ---------     ------
Options outstanding at
December 31, 2000          1,064,965    7.4 years     $22.63
                           =========    =========     ======

The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations; accordingly, no compensation cost has been reflected in the financial statements for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                2000      1999       1998
Net income (loss):
    As reported                              $   514    $38,791    $35,869
    Pro forma                                $(1,382)   $36,920    $34,514
Net income (loss) per share -- basic:
    As reported                              $  0.04    $  2.75    $  2.54
    Pro forma                                $ (0.10)   $  2.61    $  2.45
Net income (loss) per share -- diluted:
    As reported                              $  0.04    $  2.71    $  2.51
    Pro forma                                $ (0.10)   $  2.58    $  2.41

For purposes of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                    2000      1999       1998
Expected volatility.............    32.2%      30.9%      31.6%
Risk-free interest rate.........     5.0%       6.5%       4.5%
Forfeiture rate ................     2.0%       5.0%       5.0%
Dividend rate...................     0.0%       0.0%       0.0%
Expected life in years .........       7          5          5

Based on these assumptions, the weighted average fair value of options granted in each of the last three years are: $10.89 in 2000, $11.58 in 1999 and $11.04 in 1998. Note 9. Income Taxes The provision for income taxes for the years ended December 31, 2000, 1999 and 1998 consisted of the following (in thousands):

                                    2000      1999       1998
Current provision:
Federal.......................   $ (2,506)   $18,122    $17,611
State.........................         53      3,284      3,275
                                  -------     ------     ------
                                   (2,453)    21,406     20,886
                                  =======     ======     ======
Deferred provision:
Federal.......................      2,204      1,272        246
State.........................        543        198         26
                                  -------     ------     ------
                                    2,747      1,470        272
                                  -------     ------     ------
Total provision for income
 taxes                           $    294    $22,876    $21,158
                                  =======     ======     ======

A reconciliation of income taxes at the U.S. federal statutory tax rate to the effective tax rate follows:

                                     2000     1999      1998
Tax at statutory U.S. tax rates      35.0%    35.0%     35.0%
State income taxes,
   net of federal benefit.......      3.8      3.8      3.8
Other, net......................     (2.4)    (1.7)    (1.7)
Provision for income taxes .....     36.4%    37.1%    37.1%

Deferred tax assets and liabilities resulting from temporary differences comprise the following (in thousands):

                                             2000        1999
Current deferred income tax
 assets attributable to:
Frequent Flyer........................    $  4,662     $  1,484
Accrued liabilities...................       2,235        1,618
Maintenance expense liability                2,443        1,317
Other.................................          11          268
                                           -------      -------
Net current deferred tax assets.......    $  9,351     $  4,687
                                           =======      =======

Noncurrent deferred income tax
 (liabilities) assets attributable to:
Excess of tax over book depreciation..    $(31,569)    $(25,585)
Maintenance expense liability.........       2,800        6,304
Frequent Flyer                               2,781           -
Pension liability.....................       2,094        2,831
Other.................................       2,200        2,167
                                           -------      -------
Net noncurrent deferred tax
 liabilities .........................    $(21,694)    $(14,283)
                                           =======      =======


                                                     MEH Annual Report 2000   33

       N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L
                           S T A T E M E N T S

As of December 31, 2000, the Company has state net operating loss carryforwards of approximately $25 million, which will begin to expire in the year ended December 31, 2015.

In connection with the Company's initial public offering in 1995 (the "Offering"), the Company, Midwest Express, Astral and Kimberly-Clark entered into a Tax Allocation and Separation Agreement (`'Tax Agreement"). Pursuant to the Tax Agreement, the Company is treated for tax purposes as if it purchased all of Midwest Express' assets at the time of the Offering, and as a result, the tax bases of Midwest Express' assets were increased to the deemed purchase price of the assets. The tax on the amount of the gain on the deemed asset purchase was paid by Kimberly-Clark. This additional basis is expected to result in increased income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company will pay to Kimberly-Clark the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit), as realized on a quarterly basis, calculated by comparing the Company's actual taxes to the taxes that it would been owed had the increase in basis not occurred. In the event of certain business combinations or other acquisitions involving the Company, tax benefit amounts thereafter will not take into account, under certain circumstances, income, losses, credits or carryovers of businesses other than those historically conducted by Midwest Express or the Company. Except for the 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax bases of Midwest Express' assets. The effect of the retained 10% benefit is reflected in the financial statements as a reduction in the Company's provision for income taxes.

Note 10. Commitments and Contingencies
In February 1997, Midwest Express agreed to pay $9.25 million over 15 years for the naming rights to the Midwest Express Center, an 800,000-square-foot convention center in Milwaukee, that opened in July 1998.

In January 2001, the Company announced plans to construct a 72,000-square-foot maintenance facility in Milwaukee to handle maintenance support for Astral. The project is pending approval by the Milwaukee County Board and the county executive, and contingent upon obtaining City of Milwaukee industrial revenue bonds. The Company expects the cost of this project to be approximately $6 million.

During 1999, the Company signed a purchase agreement to acquire four MD-80 series aircraft operated by Scandinavian Airlines System. The Company financed the first delivery in 2000 using internal cash flow. The remaining three aircraft will be delivered throughout 2001. The Company will evaluate financing alternatives at that time.

On December 20, 2000, Astral filed a Demand for Arbitration with the American Arbitration Association. The respondent in this arbitration is Dornier Luftfahrt GmbH, now known as Fairchild Dornier. Astral alleges that Fairchild Dornier breached an aircraft purchase agreement by deciding not to produce its Fairchild Dornier 428JET regional jet. Astral purchased five Fairchild Dornier 328JETs and was planning to acquire 428JET regional jets under the aircraft purchase agreement. Astral seeks damages in an amount not yet determined.

Note 11. Retirement and Benefit Plans
Retirement Benefits
Midwest Express provides benefits to substantially all of its employees through the Midwest Express Airlines, Inc. Retirement Account Plan ("Retirement Account Plan"). The Retirement Account Plan is a money purchase pension plan that was adopted effective April 1, 2000.

The Retirement Account Plan replaced the Midwest Express Airlines, Inc. Salaried Employee's Retirement Plan ("Midwest Express Pension Plan"). The Midwest Express Pension Plan, a defined benefit plan, was terminated on March 31, 2000. Benefits earned under the Midwest Express Pension Plan prior to March 31, 2000, were paid to employees in December 2000. Employees had the option to have the lump sum value of the Midwest Express Pension Plan benefit transferred to the new Retirement Account Plan or to receive annuity payments.

The following table sets forth the funded status of the plans as of December 31 (in thousands):

                                                 Midwest Express
                                                  Pension Plan
                                                 2000       1999
Change in Benefit Obligation
Net benefit obligation at beginning of year.  $ 26,812   $ 27,614
Service cost................................     1,111      3,266
Interest cost...............................     2,442      2,092
Plan amendments.............................     4,104          _
Actuarial loss (gain).......................       634     (6,129)
Curtailment (gain)..........................    (9,874)         _
Settlement loss.............................     6,408          _
Gross benefits paid.........................   (26,957)       (31)
                                               -------    -------
Net benefit obligation at end of year.......  $  4,680   $ 26,812
                                               =======    =======
Change in Plan Assets
Fair value of assets at beginning of year...  $ 22,329   $ 17,739
Actual return on plan assets................       452      2,147
Employer contributions......................     4,176      2,474
Gross benefits paid.........................   (26,957)       (31)
                                               -------    -------
Fair value of plan assets at end of year....  $      -   $ 22,329
                                               =======    =======
Funded status at end of year................  $ (4,680)  $ (4,483)
Unrecognized net actuarial loss ............         -      1,017
Unrecognized prior service cost ............     3,887        (26)
Unrecognized net transition obligation .....         -         63
                                               -------    -------
Accrued benefit liability ..................  $   (793)  $ (3,429)
                                               =======    =======
Weighted-average assumptions
Discount rate...............................      7.75%      7.75%
Expected return on plan assets..............     10.00%     10.00%
Rate of compensation increase...............      4.25%      4.25%


                                                Supplemental
                                                Pension Plan
                                               2000       1999
Change in Benefit Obligation
Net benefit obligation at beginning
 of year .................................. $  1,343   $  1,290
Service cost...............................       29         68
Interest cost..............................      118        106
Plan amendments............................      225          -
Actuarial (gain)...........................      (19)      (121)
Curtailments (gain)........................     (840)         -
                                             -------    -------
Net benefit obligation at end of year...... $    856   $  1,343
                                             =======    =======
Funded status at end of year............... $   (856)  $ (1,343)
Unrecognized net actuarial loss............        -        483
Unrecognized prior service cost............      213         45
Unrecognized net transition obligation.....        -         11
                                             -------    -------
Accrued benefit liability ................. $   (643)      (804)
                                             =======    =======
Weighted-average assumptions
Discount rate...............................    7.75%      7.75%
Rate of compensation increase...............    4.25%      4.25%


34  Annual Report 2000 MEH

        N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L
                            S T A T E M E N T S

The net periodic benefit cost of defined benefit pension plans for the years ending December 31, 2000, 1999 and 1998, respectively, includes the following (in thousands):

                                            Midwest Express
                                             Pension Plan
                                        2000      1999       1998
Components of Net Periodic
Benefit Cost
Service cost.......................  $  1,111  $  3,266    $  2,456
Interest cost......................     2,442     2,092       1,676
Expected return on assets..........    (2,241)   (1,802)     (1,175)
Amortization of:
   Transition obligation...........         6        23          23
   Prior service cost..............       217        (2)         (3)
   Actuarial loss..................         -       409         379
                                      -------   -------     -------
Total net periodic benefit cost....  $  1,535  $  3,986    $  3,356

FAS 88 charges:
   Curtailment (credit) ..........     (8,232)        -           -
   Settlement charge .............      8,237         -           -
                                      -------   -------     -------
Total net periodic benefit cost...   $  1,540  $  3,986    $  3,356
                                      =======   =======     =======


                                              Supplemental
                                              Pension Plan
                                        2000      1999       1998


Components of Net Periodic
Benefit Cost
Service cost.......................  $     29  $     68    $     52
Interest cost......................       118       106          81
Amortization of:
   Transition obligation...........         1         4           4
   Prior service cost..............        13         5           5
   Actuarial loss..................        20        36          36
                                      -------   -------     -------
Total net periodic benefit cost....  $    181  $    219    $    178

FAS 88 charges:
   Curtailment (credit) ...........      (342)        -           -
                                      -------   -------     -------
Total net periodic benefit cost ...  $   (161) $    219    $    178
                                      =======   =======     =======

Postretirement Health Care and Life Insurance Benefits
Midwest Express allows retirees to participate in unfunded health care and life insurance benefit plans. Benefits are based on years of service and age at retirement. The plans are principally non-contributory for current retirees, and are contributory for most future retirees.

The following table sets forth the status of the plans as of December 31, 2000 and 1999 respectively (in thousands):

                                                2000       1999
Change in Benefit Obligation
Net benefit obligation at beginning of year.$  3,580   $  2,725
Service cost................................     443        430
Interest cost...............................     310        266
Plan amendments.............................     298          -
Actuarial (gain) loss.......................     (25)       159
Gross benefits paid.........................      (2)         -
                                             -------    -------
Net benefit obligation at end of year.......$  4,604   $  3,580
                                             =======    =======
Change in Plan Assets
Fair value of assets at beginning of year...$      -   $      -
Employer contributions......................       2          -
Gross benefits paid.........................      (2)         -
                                             -------    -------
Fair value of plan assets at end of year....$      -   $      -
                                             =======    =======

Funded status at end of year................$ (4,604)  $ (3,580)
Unrecognized net actuarial loss ............     484        503
Unrecognized prior service cost ............     298          -
                                             -------    -------
(Accrued)/benefit liability ................$ (3,822)  $ (3,077)
                                             =======    =======
Weighted-average assumptions
Discount rate...............................    7.75%     7.75%
Rate of compensation increase...............    4.25%     4.25%


The net periodic benefit cost of postretirement health care and life insurance benefits for the years ending December 31, 2000, 1999 and 1998, respectively includes the following (in thousands):

Components of Net Periodic            2000       1999       1998
Benefit Cost
Service cost.......................  $   443   $   430     $   270
Interest cost......................      310       266         176
Actuarial loss.....................        7        37           2
                                      ------    ------      ------
Total net periodic benefit cost ...  $   760   $   733     $   448
                                      ======    ======      ======

The assumed health care cost trend rate was appoximately 8%, declining annually to a rate of 6% by the year 2005, and remaining level thereafter. A change of one percentage point would not be significant.

Defined Contribution Plans
Midwest Express will make contributions each month to the employee's account under the new Retirement Account Plan. Company contributions under the plan vary based on the age of the employee. In addition, some employees who were participants in the old Midwest Express Pension Plan on March 31, 2000, may receive additional transition benefits each year, payable under the new Retirement Account Plan.

Company contributions under the Retirement Account Plan are limited to the extent required by tax provisions. To the extent contributions to the Retirement Account Plan are limited under tax law, any excess will be paid pursuant to supplemental retirement arrangements. The amount expensed and reflected in the accompanying income statement was $3,110,000 in 2000.

The Company has two voluntary defined contribution investment plans covering substantially all employees. Under these plans, the Company matches a portion of an employee's contributions. Amounts expensed and reflected in the accompanying income statements were $2,437,000, $1,642,000 and $1,471,000 in 2000, 1999 and
1998, respectively.

Profit Sharing Plans
The Company has three profit sharing plans: an employee profit sharing plan for substantially all employees of Midwest Express, an employee profit sharing plan for substantially all employees of Astral, and an Annual Incentive Plan for key management employees. Company contributions for all plans are based entirely on achieving specified levels of profitability. The Company expensed $75,000, $4,951,000 and $9,984,000 under these plans during 2000, 1999 and 1998, respectively.

Note 12. Segment Reporting
Midwest Express and Astral constitute the two reportable segments of the Company. The Company's reportable segments are strategic units that are managed independently because they provide different services with different cost structures and marketing strategies. No single customer accounted for more than 10% of revenue. The accounting policies of the reportable segments are the same as those described in Note 2.

Midwest Express offers jet service to 29 destinations throughout North America by offering single-class, premium service at competitive coach fares. As of December 31, 2000, Midwest Express operated a fleet of 34 aircraft _ 24 DC-9s, eight MD-80s and two MD-88s.

Astral offers point-to-point service in select markets and increases traffic for Midwest Express by providing passengers with connecting service to jet flights. As of December 31, 2000, Astral operated a fleet of 15 Beech 1900D turboprop aircraft and five Fairchild Dornier 328JETs.

Revenue for passengers who travel on both carriers within a single itinerary is allocated to each entity based on a formula that is

                                                     MEH Annual Report 2000   35

      N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L
                          S T A T E M E N T S

dependent upon the fare type paid by the passenger. There were 138,382; 100,848; and 88,154 passengers in 2000, 1999 and 1998, respectively, under the aforementioned pricing agreement.

Although Astral is independent from an operational perspective, Midwest Express performs a number of services for Astral including, but not limited to, coordinating aircraft scheduling, pricing, reservations, yield management, advertising, fuel procurement and revenue accounting. Astral is charged a marketing service fee for these services _ 8.5%, 9% and 10% of the revenue for passengers who travel exclusively on Astral and approximately $1.15, $2.00 and $2.00 per passenger for passengers who connect between the carriers for the years ended December 31, 2000, 1999 and 1998, respectively. These service charges comprise a majority of the intercompany revenue and expense between the two segments.

Midwest Express also performs treasury functions for Astral, including centrally controlling cash. Astral earns interest income at market rates for any cash managed by Midwest Express. This interest income comprises the intercompany interest income and expense shown as eliminations in the following information. The total asset elimination consists primarily of the intercompany payable and receivable balances. Reportable segments, as defined by Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information," are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding resource allocation and assessing performance.

Financial information on the Company's two operating segments, Midwest Express and Astral, follows (in thousands):

                          Midwest
2000                      Express        Astral    Elimination     Consolidated

Operating revenues...... $ 425,125    $  59,257    $  (4,361)       $ 480,021
Operating income (loss).    10,860       (3,982)           -            6,878
Depreciation and
   amortization expense.    15,661        1,345            -           17,006
Interest income.........     1,863          599         (599)           1,863
Interest expense........       938            -         (599)             339
Income (loss) before
   income taxes and
   cumulative effect....    11,672       (3,383)           -            8,289
Provision (credit) for
 income taxes...........     4,319       (1,257)           -            3,062
Cumulative effect of
   accounting changes,
   net..................    (4,713)           -            -           (4,713)

Total assets............   282,452       24,291         (746)         305,997
Capital expenditures
   (including purchase
   deposits on flight
   equipment)...........    42,156       13,953            -           56,109

1999
Operating revenues...... $ 406,127    $  44,887    $  (3,462)       $ 447,552
Operating income........    58,847        1,905            -           60,752
Depreciation and
   amortization expense     12,336          875            -           13,211
Interest income.........     1,033          706         (622)           1,117
Interest expense........       892            -         (622)             270
Income before
   income taxes.........    58,854        2,813            -           61,667
Provision for
   income taxes.........    21,869        1,007            -           22,876

Total assets............   253,354       25,406      (14,931)         263,829
Capital expenditures
   (including purchase
   deposits on flight
   equipment)...........    66,894        3,295            -           70,189

1998
Operating revenues...... $ 351,357    $  41,478    $  (3,961)       $ 388,874
Operating income........    52,390        3,265            -           55,655
Depreciation and
   amortization expense      9,334          687            -           10,021
Interest income.........     1,727          587         (587)           1,727
Interest expense........       867            -         (587)             280
Income before
   income taxes.........    53,175        3,852            -           57,027
Provision for
   income taxes.........    19,714        1,444            -           21,158

Total assets............   213,119       21,319      (13,961)         220,477
Capital expenditures
   (including purchase
   deposits on flight
   equipment)...........    83,630        1,502            -           85,132


36    Annual Report 2000 MEH